Progressive Waste Solutions Ltd. – December 31, 2015 - 1

Progressive Waste Solutions Ltd.                                                                                                                      Exhibit 99.1

MD&A for the year ended December 31, 2015

Disclaimer

This Management Discussion and Analysis (“MD&A”) contains forward-looking statements and forward-looking information.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” or variations of such words and other similar words.  Forward‑looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions.  These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  Numerous factors could cause our actual results to differ materially from those expressed or implied in these forward‑looking statements.  We cannot assure you that any of our expectations, estimates or projections will be achieved.

Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of this MD&A.  We caution readers that the list of factors is illustrative and by no means exhaustive.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this MD&A are qualified by these cautionary statements.  The forward-looking statements in this MD&A are made as of the date of this MD&A and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

Industry Overview

The North American non-hazardous solid waste management industry is fragmented and competitive, requiring operational expertise, labour, capital resources and assets.  Industry participants compete for collection accounts based on quality of service and price and compete for transfer station and landfill volumes based on tipping fees, geographic location and environmental practices.  The North American non-hazardous solid waste management industry has undergone significant consolidation and integration in both Canada and the United States (“U.S.”), which we believe will continue and as evidenced by the proposed business combination between us and Waste Connections, Inc.

The industry comprises the collection, transportation and transfer of non-hazardous solid waste (“waste”) to disposal facilities which include landfills, incinerators and composting or recycling facilities. Non-hazardous solid waste includes commercial, industrial and residential waste, including household and yard waste.  Non-hazardous solid waste is not comprised of substances considered hazardous materials under any federal, provincial, state and/or local legislation or regulation applicable to the collection, transfer, disposal and/or recycling of this waste.  The principal services offered in our industry are summarized below.

Collection.  Waste is collected from commercial, industrial and residential customers.  Commercial collection typically involves the use of front and rear-end load trucks to collect waste stored in steel bins that are usually supplied by the waste collection service provider.  Industrial waste collection typically involves the use of roll-off trucks to collect waste stored in large roll-off containers placed at manufacturing businesses or construction and demolition (“C&D”) sites. Residential waste collection involves the curbside collection of residential waste using rear, side and automated front-load trucks. Residential waste collection services are provided by municipalities, or companies that contract either with municipalities or directly with individual homeowners, homeowners’ associations, apartment building owners or similar groups.  Once collected, waste or recyclable material is transported to a transfer station or directly to a disposal or recycling facility.

Transfer Stations.  Transfer stations are facilities typically located near commercial, industrial and residential collection routes that are a distance from the ultimate disposal site.  Waste is received at the transfer station from collection trucks, sometimes sorted, and then transferred in large volumes to landfills or other waste disposal or recycling facilities.  This consolidation reduces the costs associated with transportation and may allow transfer station operator’s to obtain volume discounts on disposal rates at landfills and other disposal facilities.  Transfer stations also facilitate the efficient use of collection personnel and equipment by allowing them to focus on collection operations and spend less time traveling to disposal sites.  Transfer

Progressive Waste Solutions Ltd. – December 31, 2015 - 2

stations can handle waste received from commercial and residential collection operations and most industrial waste.  Some transfer stations are constructed to only receive specialized waste, such as C&D debris.

Landfills.  Landfills are the primary waste disposal facility for waste.  Landfills must be designed, permitted, operated and closed in accordance with comprehensive federal, provincial, state and/or local regulations.  These regulations also dictate the type of waste that may be received by the landfill.  Landfill operations include excavation of earth, spreading and compacting of waste and covering waste with earth or other inert material.

Other Disposal Facilities.  Other alternative disposal facilities include composting facilities, digestion, incineration or thermal processing.  Digestion involves the processing of organic waste in an oxygen starved environment into residues and recoverable methane gas which is typically used as a fuel to produce power.  Composting involves processing certain types of organic materials (leaf and yard wastes, food wastes and other organic matter, including paper, wood and organic sludges) into reusable and non-putrescible soil conditioners and other products.  Incineration facilities generally accept non-hazardous solid waste and are typically designed to incinerate the waste, often to generate electricity or steam.  Thermal processing involves the conversion of wastes into gasses, sometimes referred to as syngases, which are often used to produce power, synthetic fuels or natural gas.

Recycling.  Recovery and recycling involve operations in which certain types of waste material, including wood, paper, cardboard, plastic, glass, aluminum and other metals, are sorted, processed and resold as recycled material.  After processing and sorting, purchasers of this material generally pay a fluctuating spot market price for recycled materials.  Waste for which there is no market is shipped to a disposal facility, which is typically a landfill.

Corporate Overview

As one of North America’s largest full-service waste management companies, we provide waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 14 U.S. states, and the District of Columbia, and in six Canadian provinces.  We serve our customers using a vertically integrated suite of collection and disposal assets.

Our West and East segments, collectively our U.S. segments, operate principally under the Progressive Waste Solutions, IESI and WSI brands and provide vertically integrated waste collection, recycling and disposal services in two geographic regions: the West, consisting of various service areas in Texas, Louisiana, Oklahoma, Arkansas, Mississippi, Missouri and Illinois, and the East, consisting of various service areas in Florida, New York, New Jersey, Pennsylvania, Maryland, Virginia, South Carolina and the District of Columbia.

Our North segment, representing our Canadian business, operates principally under the Progressive Waste Solutions and WSI brands.  We provide vertically integrated waste collection, recycling and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec and we also provide disposal services in the province of Saskatchewan.  We believe we are one of Canada’s two largest waste management companies.

Our operating philosophy is to develop strong integrated collection and disposal operations.  We believe that collection density provides us with the flexibility to pursue various strategies that drive revenue growth, margin expansion and free cash flow(B).  Our collection operations are supported by our transfer stations, landfills and material recovery facilities (“MRFs”), collectively our post collection service lines.  The integration of our collection, transfer and disposal operations enhances the operating leverage in our business model.  Our ability to internalize a significant portion of the waste we collect strengthens our margin profile and our local operations position in the markets we serve.  We focus on markets where we can implement our operating philosophy to optimize our return on assets and invested capital and drive additional growth and profitability.

We benefit from our longstanding relationships with many of our commercial, industrial and residential customers, which provide a high degree of stability for our business.  The majority of revenue derived from our commercial and many of our industrial customers is contractual having typical terms of three-to-five.  These contracts provide us with predictable, recurring revenue and typically provide us with the ability to make annual indexed fee adjustments.  Our contracts often provide us with the ability to pass through fuel, disposal, transportation and other surcharges to cover increasing costs.  Many of our commercial and industrial contracts automatically renew on expiry of their original term.

We are focused on optimizing our return on the assets and believe that improving asset utilization drives growth and profitability.

Progressive Waste Solutions Ltd. – December 31, 2015 - 3

Pending Merger with Waste Connections, Inc.

On January 18, 2016, we entered into a definitive agreement and plan of merger (the “Merger Agreement”) with and among Waste Connections, Inc. (“WCI”) and Water Merger Sub LLC (“Merger Sub”), our direct wholly-owned subsidiary.  Pursuant to the Merger Agreement, we will combine with WCI in an all-stock merger.  Merger Sub will merge with and into WCI, with WCI continuing as the surviving entity (the “Merger”).  In consideration for the Merger, WCI stockholders will receive common shares of Progressive Waste Solutions Ltd. (the “Company”) and become shareholders of the Company.  It is anticipated that our shareholders and WCI stockholders, in each case as of immediately prior to the Merger, will hold approximately 30% and 70%, respectively, of the outstanding common shares of the Company immediately after completion of the Merger.  The Merger and the related transactions contemplated by the Merger Agreement were unanimously approved by both companies’ Boards of Directors.

The Merger was negotiated on an implied exchange ratio of 0.4815 per share of WCI common stock for each common share of the Company’s.  As a result, WCI shareholders will receive 2.076843 common shares of the Company for each share of WCI common stock that they own.  Following completion of the Merger, the Company will change its name to “Waste Connections, Inc.” and it is anticipated that the Company’s common shares will trade on both the New York Stock Exchange (the “NYSE”) and Toronto Stock Exchange (the “TSX”) under the symbol WCN.

Strategic and financial benefits

The business combination of the Company with WCI is consistent with the strategic goals of both companies, and will create enhanced scale and a stronger financial profile.

Expanded operational footprint

On closing of the Merger, the combined company will have an integrated network of solid waste operations across North America.  The proposed Merger brings together vertically integrated and complementary asset bases under WCI’s operational model.

Strong and diversified revenue streams

The Merger will combine two entities that have delivered strong organic growth within the industry.  The combined company will benefit from a diverse revenue base and will have strategic assets uniquely positioned for continued growth.  The combination of WCI’s differentiated position in mostly secondary and exclusive U.S. markets with our strong market position in Canada and complementary U.S. markets, particularly in our commercial services line, will result in a high quality of revenue, operating margin and free cash flow(B).

Transaction structure and approvals

The transaction is structured as a reverse merger pursuant to which Merger Sub will merge with and into WCI, with each share of WCI stock automatically converting into the right to receive 2.076843 common shares of the Company.  Additionally, pursuant to the Merger Agreement, we will assume certain outstanding equity incentive awards of WCI outstanding immediately prior to the Merger.  Each WCI equity incentive award that the Company assumes will entitle its holder to receive common shares of the Company in lieu of shares of WCI common stock (adjusted in accordance with the 1:2.076843 exchange ratio noted above).

Subject to applicable shareholder approval and approval by the TSX, immediately following completion of the Merger, we expect to consolidate our common shares on the basis of 0.4815 (1 divided by the 2.076843 exchange ratio noted above) of a common share on a post-consolidation basis for each common share outstanding on a pre-consolidation basis.  If the share consolidation is implemented, WCI shareholders will instead receive one common share of the Company for every one share of WCI common stock held (and holders of WCI equity incentive awards assumed by the Company will similarly have the right to receive one common share of the Company for every one share of WCI common stock underlying the assumed equity incentive awards).  Following the consolidation, there will be approximately [175] million common shares of the Company outstanding and on a fully diluted basis.

The Merger and the other transactions contemplated by the Merger Agreement are expected to be non-taxable to our shareholders.  The Merger is subject to customary closing conditions, including the approval of both companies’ shareholders, U.S. antitrust approval and approval from the TSX.  The consummation of the Merger is not conditioned on our shareholders approving the share consolidation.

Time to close

The transaction is expected to close in the second quarter of 2016.

Progressive Waste Solutions Ltd. – December 31, 2015 - 4

Introduction

The following is a discussion of our consolidated financial condition and results of operations for the year ended December 31, 2015, which has been prepared with all available information up to and including February 23, 2016.  All amounts are reported in U.S. dollars, unless otherwise stated, and prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”).  This discussion should be read in conjunction with our consolidated financial statements (“financial statements”), including notes thereto, our MD&A for the year ended December 31, 2014, each of which can be found at www.sedar.com and www.sec.gov.  Readers can also find Progressive Waste Solutions Ltd.’s (the “Company”) annual information form for the year ended December 31, 2014 posted on these sites as well.

Reorganization and other changes

In connection with our reorganization announced April 30, 2015, and as further outlined in footnote (D), we changed our segments to align with the reorganized structure of our regional management group.  In addition, we also reclassified certain facility costs incurred by our operating locations from selling, general and administration (“SG&A”) expense to operating expense, as outlined in footnote (C).  The reclassification aligns our classification of these costs with our peers.  Finally, we elected to include working capital adjustments for capital and landfill expenditures in the determination of free cash flow(B) to better reflect the way we manage this spending in a given period or year.  All previous period amounts have been reclassified to conform to the current period presentation.

Foreign Currency Exchange (“FX”) Rates

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

We have elected to report our financial results in accordance with U.S. GAAP and in U.S. dollars to improve the comparability of our financial results with our peers.  Reporting our financial results in U.S. dollars also reduces the impact of foreign currency fluctuation in our reported amounts because our complement of assets and operations are larger in the U.S. than they are in Canada.  However, we remain a legally domiciled Canadian entity and our functional currency is the Canadian dollar.  As a result, our financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars (“C$”) using the current rate method of accounting.  The resulting translation adjustments are included in other comprehensive income or loss.  Our consolidated Canadian dollar balance sheet is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the balance sheet date, while our consolidated Canadian dollar results of operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period.  Translating the financial position, results of operations and cash flows of our U.S. business into Canadian dollars, our functional currency, and re-translating these amounts to U.S. dollars, our reporting currency, has no translation impact on our financial statements.  Accordingly, our U.S. results retain their original values when expressed in our reporting currency.  Translation adjustments are only included in the determination of net income or loss when we realize a reduction in the investment we hold in operations outside of Canada.

Our consolidated financial position and operating results have been translated to U.S. dollars applying FX rates outlined in the table below.  FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar and reflect noon rates according to the Bank of Canada.

	2015			2014
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss		Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

March 31	$0.7885	$0.8057	$0.8057	$0.9047	$0.9062	$0.9062
June 30	$0.8017	$0.8134	$0.8095	$0.9367	$0.9170	$0.9116
September 30	$0.7466	$0.7637	$0.7937	$0.8922	$0.9180	$0.9137
December 31	$0.7225	$0.7489	$0.7820	$0.8620	$0.8805	$0.9052

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FX Impact on Consolidated Results

The following tables have been prepared to assist readers in assessing the FX impact on select results for the year ended December 31, 2015.

				Year ended
	December 31, 2014	December 31, 2015	December 31, 2015	December 31, 2015	December 31, 2015
	(as reported)(C)(E)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative year)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$2,008,997	$21,332	$2,030,329	$(104,737)	$1,925,592
Operating expenses	1,281,704	9,558	1,291,262	(59,885)	1,231,377
Selling, general and administration	218,494	14,922	233,416	(12,723)	220,693
Restructuring expenses	-	3,894	3,894	(212)	3,682
Amortization	285,605	(14,866)	270,739	(12,336)	258,403
Net gain on sale of capital and landfill assets	(17,905)	6,274	(11,631)	352	(11,279)
Operating income	241,099	1,550	242,649	(19,933)	222,716
Interest on long-term debt	61,917	4,443	66,360	(9,144)	57,216
Net foreign exchange gain	(150)	(1,021)	(1,171)	159	(1,012)
Net loss on financial instruments	24,214	(16,338)	7,876	(884)	6,992
Loss on extinguishment of debt	-	3,067	3,067	(344)	2,723
Re-measurement gain on previously held
equity investment	(5,156)	5,156	-	-	-
Income before net income tax expense and
net loss from equity accounted investee	160,274	6,243	166,517	(9,720)	156,797
Net income tax expense	33,676	2,077	35,753	(2,832)	32,921
Net loss from equity accounted investee	82	(82)	-	-	-
Net income	$126,516	$4,248	$130,764	$(6,888)	$123,876

Adjusted EBITDA(A)	$523,371	$(10,793)	$512,578	$(32,647)	$479,931
Adjusted EBITA(A)	$294,187	$(7,839)	$286,348	$(21,705)	$264,643
Adjusted operating income or adjusted operating EBIT(A)	$263,200	$(9,731)	$253,469	$(20,662)	$232,807
Adjusted net income(A)	$153,076	$(6,887)	$146,189	$(8,305)	$137,884
Free cash flow(B)	$198,700	$(40,540)	$158,160	$(8,156)	$150,004

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Review of Operations - For the year ended December 31, 2015

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Revenues
	Year ended
	December 31
	2015	2014(D)	Change

Total	$1,925,592	$2,008,997	$(83,405)

North	$664,838	$745,800	$(80,962)
West	$662,069	$602,379	$59,690
East	$598,685	$660,818	$(62,133)

Gross revenue by geography and service type

	Year ended December 31, 2015				Year ended December 31, 2014
	Canada - stated in thousands of C$	Canada - percent-age of revenues	U.S.	U.S. - percent-age of revenues	Canada - stated in thousands of C$	Canada - percent-age of revenues	U.S.	U.S. - percent-age of revenues

Commercial	$347,764	40.9	$396,581	31.5	$338,465	41.1	$397,643	31.5
Industrial	157,256	18.5	227,263	18.0	159,652	19.4	217,790	17.2
Residential	146,887	17.3	328,484	26.1	144,778	17.6	324,956	25.7
Transfer and disposal	266,744	31.4	426,903	33.9	265,882	32.3	450,333	35.7
Recycling	32,184	3.8	25,204	2.0	32,187	3.9	34,511	2.7
Other	40,132	4.7	24,343	1.9	23,425	2.8	20,846	1.7
Gross revenues	990,967	116.6	1,428,778	113.4	964,389	117.1	1,446,079	114.5

Intercompany	(140,781)	(16.6)	(168,024)	(13.4)	(140,468)	(17.1)	(182,882)	(14.5)
Revenues	$850,186	100.0	$1,260,754	100.0	$823,921	100.0	$1,263,197	100.0

Revenue growth or decline components – expressed in percentages and excluding FX

	Year ended December 31, 2015			Year ended December 31, 2014
	Canada	U.S.	Consolidated	Canada	U.S.	Consolidated

Price
Price	2.3	1.3	1.7	2.7	1.7	2.1
Fuel surcharges	(1.5)	(1.0)	(1.2)	-	(0.1)	(0.1)
Recycling and other	(0.1)	(0.8)	(0.5)	0.2	(0.2)	-
Total price growth (decline)	0.7	(0.5)	-	2.9	1.4	2.0

Volume	2.5	1.9	2.1	0.9	(0.6)	(0.1)
Total organic revenue growth	3.2	1.4	2.1	3.8	0.8	1.9

Net acquisitions	-	(1.6)	(1.0)	0.2	(0.3)	(0.1)
Total revenue growth (decline)	3.2	(0.2)	1.1	4.0	0.5	1.8

Year ended

On a consolidated basis, revenues declined approximately $83,400, which includes the negative impact of FX of approximately $104,700.  At FX parity, consolidated revenues increased approximately $23,800.  Approximately C$26,300 of this improvement was generated by our North segment and partially offset by the decline in performance of our U.S. segments, approximately $2,500.  Stronger pricing across every service line improved revenues by approximately $35,200, led by our North segment which contributed approximately C$18,900 to the improvement.  Pricing improvements in our West and East segments were positive to revenues by approximately $6,300 and $10,000, respectively.  At approximately $24,200, consolidated pricing improvements in our commercial collection service line improved about 3.3% over last year.  This pricing strength was most pronounced in our North and East segments, which saw improved pricing of approximately C$14,200 and

Progressive Waste Solutions Ltd. – December 31, 2015 - 7

$8,200, respectively.  The improvement to revenues from stronger industrial pricing was about 1.0% or $3,700 and landfill pricing was up 0.9% which improved consolidated revenues by approximately $2,100.  At C$2,700, industrial pricing was strongest in our North segment, while landfill pricing was strongest in our West segment landfills representing a year-over-year improvement to revenues of approximately $2,600.  Consolidated revenues increased on improved volumes as well, up approximately $43,900 versus last year.  Each of our commercial, residential, transfer station and other service offerings increased revenues from improved volumes by better than $6,700.  Strength in our commercial volumes was most pronounced in our North segment, delivering a year-to-date improvement to revenues of approximately C$3,600 on stronger volumes in western Canada.  Residential contract wins benefited all segments, while improvements in transfer station revenues reflected higher volumes received by our New York City operations.  The improvement to other revenues reflects revenues derived from the operation of our Lachenaie natural gas plant.  Finally, higher landfill volumes improved revenues across all segments, but most notably in our West segment on higher C&D and MSW volumes.  The improvements from volume growth were partially offset by our strategic elimination of less profitable business in 2014.  And while we saw improvement in landfill volumes received by our North segment landfills, harsh weather conditions in the first quarter this year was a negative to revenues in that quarter.  The net impact of acquisitions, net of divestitures, was a drag on comparative revenues by approximately $19,900, as were lower revenues from fuel surcharges and commodity prices, down approximately $24,100 and $11,300, respectively.  The impact to revenues from the divestiture of our operations in Long Island, New York in February 2015 outpaced revenue growth from acquisitions.  The lower cost for diesel fuel and the conversion of some fuel surcharges to price, contributed to the decline in revenues from fuel surcharges.  Lower commodity pricing reflects both the economic and supply/demand appetite of offshore processors.

On a segment basis, revenues in our North segment, excluding FX, grew approximately C$26,300.  As outlined above, our North segment enjoyed improved revenues from price of approximately C$18,900 on improved pricing across all service lines.  Commercial collection revenues improved by approximately C$14,200 or 4.2% over last year and stronger industrial pricing generated additional revenues of about C$2,700, which represented an improvement of 1.7%.  Volumes were also better than last year, up approximately C$19,800 or 2.4%.  The revenue improvement from volumes was largely due to the full year operation of our Lachenaie natural gas plant, coupled with commercial and residential volume growth in Western and Central Canada, respectively.  Commodity pricing was down on a comparative basis by approximately C$600 when compared to last year.  Fuel surcharges were also off the prior year mark by approximately C$12,000.

Revenues in our West segment grew by approximately $59,700, largely on account of contributions from acquisitions, approximately $48,000.  We also recognized revenue growth from volume improvements of approximately $12,100, due principally to improvements in our collection services lines.  In total, our collection service lines delivered revenue growth on improved volumes of approximately $13,300 or 2.6%, led by our commercial collection service line which grew 4.2% and improved revenues by approximately $7,000.  Organic revenue growth in our Texas and Louisiana operations was the primary contributor to the improvement in commercial and industrial volumes.  New residential contract wins in these states also drove the improvement in residential collection revenues.  Partially offsetting these improvements were lower 2015 revenues from MRF volumes principally in our Texas based operations.  Landfill volumes improved revenues by approximately $1,400 on stronger MSW and C&D volumes received at our Champ landfill.  Pricing in our West segment was also higher than the mark established last year by approximately $6,300 and with the exception of industrial pricing, all service lines enjoyed higher revenues from improved pricing.  Residential pricing increased revenues approximately $2,500 or 1.0%.  Landfill pricing also increased 4.5% on additional revenues of approximately $2,600 due to higher MSW volumes received.  Commodity pricing was lower on a comparative basis and represented a drag to revenues of approximately $1,600 and lower diesel fuel costs resulted in lower fuel surcharge revenues of approximately $5,200.

Revenues in our East segment were down about $62,100 over last year.  The sale of certain assets in Long Island, New York in February this year contributed to the decline in revenues, coupled with the sale of a transfer station in the second quarter last year.  These asset sales reflect our strategy to monetize unproductive or unprofitable assets and increase our return on invested capital and when combined contributed to an approximately $68,100 decline in revenues between periods.  This segment’s comparative revenue performance was also impacted by lower commercial and industrial volumes due to a measured and strategic effort to eliminate less profitable business that commenced late in 2013 and continued through most of 2014.  Executing this strategy was the primary reason for the decline of approximately $5,600 in revenues from the combination of volumes across our commercial and industrial collection service lines.  Notwithstanding, higher transfer station volumes received in our New York City operations and contract wins in our Florida operations, which increased MRF revenues, partially offset lower commercial and industrial revenues by approximately $4,600.  Landfill volumes were up marginally.  From a pricing perspective, the improvement in our collection service lines carried the improvement to revenues which were up about $10,400 versus last year.  Improved pricing in our commercial service line of 3.6% or approximately $8,200 was the single largest contributor to the increase.  Lower fuel surcharges and commodity pricing combined for a between year revenue decline of approximately $6,900, with approximately $9,100 attributable to lower commodity pricing.

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Please refer to the Outlook section of this MD&A for additional discussion of the economic trends affecting revenues, our strategy and our operations.

Operating expenses
	Year ended
	December 31
	2015	2014(C)(D)	Change

Operating expenses	$1,231,377	$1,281,704	$(50,327)

North	$380,132	$433,390	$(53,258)
West	$442,316	$387,352	$54,964
East	$408,929	$460,962	$(52,033)

Year ended

On a consolidated and as reported basis, operating expenses declined by approximately $50,300.  When FX is excluded, operating expenses increased by approximately $9,600.  In the year, we experienced increases in disposal costs, franchise and royalty fees, labour, repairs and maintenance (“R&M”) and safety and insurance costs.  These cost increases were partially offset by lower vehicle operating and transportation costs.

Disposal costs increased approximately $4,700, with increases in the West and North, approximately $14,000 and $6,100, respectively, outpacing the decline in the East, approximately $15,400.  The increase in the West reflects acquisitions, organic growth and the second quarter floods in Texas this year.  Weights in this segment are also up year-over-year on higher rainfall totals.  Waste volumes originating from our North segment and internalized into our East segment in 2014 were directed to third-party sites in 2015 which contributed to the increase in disposal costs between years.  In addition, higher pipeline transportation costs recorded to disposal were incurred by our Lachenaie gas plant.  The East segment decline reflects divestitures and a favourable contract amendment to a Florida based collection contract, partially offset by organic growth in our Florida operations.  Franchise and royalty fees increased approximately $1,600 between periods, reflecting higher franchise fees borne by our West segment from acquisitions and modestly higher landfill volumes.  Labour costs were up approximately $21,200 over last year.  Labour costs in our West segment increased approximately $23,700, while labour costs in our North segment increased approximately $7,600.  Labour costs in the East declined approximately $10,100.  Higher labour costs in the West were attributable to acquisitions and organic growth, principally in our Texas operations, coupled with revenue growth in our industrial service line as well.  Weather was also a contributing factor to higher labour costs, coupled with wage increases, higher employee training costs and onboarding expenses and higher overtime hours due to a shortage of vehicle operators and equipment downtime.  Higher labour costs in the North reflects organic growth, wage increases, higher overtime hours and higher workplace safety insurance costs.  The strategic direction taken in our East segment was the primary reason for the decline in labour costs, partially offset by organic growth in our Florida operations.  R&M costs increased approximately $16,200 with approximately $14,400 of this increase attributable to our operations in the West.   Acquisitions, organic growth, revenue mix and the impact of flooding in the state of Texas, coupled with costs incurred to bring certain equipment to our Company’s operational and safety standards and unexpected equipment failures in the third quarter this year, were contributing factors to the increase.  Safety and insurance costs increased approximately $6,300 and approximately $5,800 of the increase is attributable to our West segment.  Higher payouts for prior period claims, current year claims costs, acquisitions and safety training initiatives all contributed to this increase.  Vehicle operating costs were lower by approximately $28,400 and were lower across each of our segments on lower fuel prices and in the case of our East segment, the divestiture of certain operations.  Transportation costs fell between years.  Lower transportation costs totaled about $18,100 and approximately $17,100 of this decline was attributable to our East segment.  Lower transportation costs in the East are largely the result of divested operations.  Our North segment posted a decline in transportation costs of approximately $2,500 due to the direction of waste volumes originating out of our North segment to third-party facilities rather than to our Seneca Meadows landfill.

On a consolidated basis, operating margins declined year-over-year by approximately 10 basis points.  Operating margins in the North improved by approximately 90 basis points on lower costs for transportation and lower fuel costs, partially offset by higher disposal and R&M costs.  Operating margins in our West segment were 33.2% compared to 35.7% last year.  The decline in margins reflects acquisition and organic growth, the impact of the Texas floods, costs incurred to bring our equipment to the Company’s operating and safety standards and labour shortages, overtime and equipment downtime, partially offset by lower fuel costs.  Operating margins in our East segment were 31.7% versus 30.2% last year.  Lower disposal, transportation and fuel costs, were partially offset by higher R&M, safety and insurance, franchise and royalty fees and labour costs.  Each of these changes is addressed in greater detail above.

Progressive Waste Solutions Ltd. – December 31, 2015 - 9

SG&A
	Year ended
	December 31
	2015	2014(C)(D)	Change

Total	$220,693	$218,494	$2,199

North	$50,036	$51,163	$(1,127)
West	$61,804	$51,654	$10,150
East	$58,843	$51,664	$7,179
Corporate	$50,010	$64,013	$(14,003)

Year ended

On an as reported and consolidated basis, SG&A expense increased approximately $2,200 between years or approximately $14,900 when FX is excluded.  Salaries increased approximately $11,400 year-over-year.  Salaries in our West region increased approximately $7,800, while salaries in our East segment increased approximately $2,900.  Acquisitions, coupled with the addition of region, district and sales staff were the primary reasons for the increase in salary expense year-to-year in our West segment.  The increase in our East segment reflects more area and sales personnel, partially offset by our Long Island, New York divestiture in the current year.  Lower compensation recoveries in the current year also contributed to the between year increase.  Our East segment recorded an increase in other SG&A expense of approximately $3,100.  The between year increase reflects higher bad debt expense and costs incurred on a contract start up in Florida.  This expense line also increased in our West segment by approximately $1,300 due largely to acquisitions completed at the end of last year.  Systems implementation costs incurred in our Corporate segment this year also contributed to the between year increase of approximately $1,400 in other SG&A expense.  Transaction and related costs were also higher this year compared to last, up approximately $1,700.  A platform acquisition in South Carolina this year was the primary reason for the increase.  Prior year recoveries were approximately $600 due to certain acquisitions not meeting their expected performance targets.  These increases were partially offset by lower stock based compensation expense from fair value movements in stock options, approximately $9,600.  In the fourth quarter last year our Company’s share price increased considerably, which led to the increase in stock compensation expense between years.

Adjusted SG&A expense as a percentage of revenues was 11.1% in 2015 compared to 10.2% last year.  The increase between years was largely a function of higher salaries, an increase in other SG&A costs, which included higher bad debt and system implementation costs.

Restructuring expenses
	Year ended
	December 31
	2015	2014	Change

Total	$3,682	$-	$3,682

North	$-	$-	$-
West	$-	$-	$-
East	$-	$-	$-
Corporate	$3,682	$-	$3,682

Year ended

We incurred expenses in the current year to reorganize our management structure.  Restructuring expense includes exit costs attributable to certain building and office leases and employee severance and relocation payments.

Progressive Waste Solutions Ltd. – December 31, 2015 - 10

Amortization
	Year ended
	December 31
	2015	2014(D)	Change

Total	$258,403	$285,605	$(27,202)

North	$77,574	$103,735	$(26,161)
West	$89,181	$76,793	$12,388
East	$90,245	$103,155	$(12,910)
Corporate	$1,403	$1,922	$(519)

Year ended

Consolidated amortization expense declined approximately $27,200 compared to last year.  When FX is excluded, the year-over-year decline shrinks to approximately $14,900.  Net of FX, amortization expense attributable to capital assets increased approximately $600, while landfill assets fell approximately $3,600.  Intangible asset amortization expense declined approximately $11,900.

We recorded lower capital and landfill amortization expense in our North segment between years due in large part to lower landfill amortization.  Cash flow revisions in estimates for landfill closure and post-closure costs was a significant contributor to the decline resulting from a deemed expansion at our Ridge landfill.

The decline in intangible amortization expense is largely attributable to lower amounts recorded in our East segment, approximately $9,700.  This decline is due in part to our Long Island, New York divestiture, which was partially offset by a platform acquisition in South Carolina this year.  Higher intangible amortization expense attributable to acquisitions recorded in our West segment was fully offset by lower amortization in our North segment due to certain intangibles being fully amortized.

As a percentage of reported revenues, amortization expense declined to 13.4% compared to 14.2% last year.  Lower amortization expense attributable to fully amortized intangibles, coupled with lower landfill amortization due to a deemed expansion in our North segment, was partially offset by higher capital and landfill asset amortization attributable to acquisitions, net of divestitures.

Net gain on sale of capital and landfill assets
	Year ended
	December 31
	2015	2014	Change

Total	$(11,279)	$(17,905)	$6,626

North	$(2,229)	$(13,718)	$11,489
U.S. segments	$(9,050)	$(4,187)	$(4,863)
Corporate	$-	$-	$-

Year ended

In the first quarter of 2015, we recognized a gain on the disposal of our Long Island, New York operations totaling approximately $8,000.  We also recognized a gain in the current year on the early payment of a note receivable we took back as partial consideration for the sale of certain Calgary landfill buffer lands that were disposed of in the prior year.  Net prior year gains included the sale of Calgary buffer lands and a gain on the sale of a transfer station in our East segment.  These prior year gains were partially offset by a loss recorded on the termination of an operating contract for the Tensas Parish landfill in Louisiana.  We recorded a net loss of approximately $3,700 when we ceased operating that landfill last year.

The balance of change in either year reflects the disposal of redundant operating assets in Canada and the U.S., including containers and vehicles, and the disposal of these assets are neither significant individually nor in aggregate.

Progressive Waste Solutions Ltd. – December 31, 2015 - 11

Interest on long-term debt
	Year ended
	December 31
	2015	2014	Change

Total	$57,216	$61,917	$(4,701)

Year ended

Expressed net of FX, interest expense increased approximately $4,400.  This increase is partially the result of interest rate swaps entered into between March and July 2014 on notional borrowings of approximately $290,000.  We fixed the variable rate of interest on these notionally borrowed amounts which gave rise to approximately $1,400 of the increase.  Higher outstanding long-term debt balances, coupled with a slightly higher average LIBOR borrowing rate also contributed to the increase year-over-year.  Partially offsetting these increases was a lower interest spread on long-term debt drawings resulting from our amendment of our consolidated lending facility in June 2015.

Please refer to the Liquidity and Capital Resources section of this MD&A for additional details regarding our debt facilities.

Net foreign exchange gain
	Year ended
	December 31
	2015	2014	Change

Total	$(1,012)	$(150)	$(862)

Year ended

Foreign exchange gains or losses are typically incurred on the settlement of transactions conducted in a currency that is other than our Canadian and U.S. businesses functional currency.  Gains and losses recorded this year and last are not attributable to one significant transaction or series of transactions in either year.  Higher current year gains reflect the Canadian dollars deterioration relative to its U.S. counterpart.

Net loss on financial instruments
	Year ended
	December 31
	2015	2014	Change

Total	$6,992	$24,214	$(17,222)

Year ended

The current year loss of approximately $7,000 compares to a prior year loss of approximately $24,200.  Lower losses recorded on our fair value estimate of interest rate swaps contributed $11,800 to the between year change, where current year losses were approximately $6,400 versus the approximately $18,200 we recorded last year.  The reason for this decline is due to higher longer term interest rates.  Fair value changes in fuel hedges also contributed to lower current year losses.  Last year, we recognized losses on fuel hedges totaling approximately $6,900 compared to a current year loss of approximately $600.  The maturity of certain fuel hedges and the addition of new hedges, coupled with current year movements in the price for WTI crude, and the diesel fuel index, have resulted in our fuel hedges having a lower estimated fair value than the value we estimated at the end of last year.  The balance of the change reflects gains recognized in the prior year recorded on the reversal of an embedded financial instrument that was not repeated in the current year.

Progressive Waste Solutions Ltd. – December 31, 2015 - 12

Loss on extinguishment of debt
	Year ended
	December 31
	2015	2014	Change

Total	$2,723	$-	$2,723

Year ended

On June 30, 2015, we amended and restated our consolidated credit facility.  The term B portion of the facility was repaid in full and replaced with a term A facility.  Extinguishment of the term B facility required that we write-off all deferred financing and debt discount costs associated with it.  No extinguishments were recognized in the prior year.

Re-measurement gain on previously held equity investment
	Year ended
	December 31
	2015	2014	Change

Total	$-	$(5,156)	$5,156

Year ended

On January 31, 2014, we purchased the remaining fifty percent interest in our equity accounted investee.  Accordingly, we re-measured our original investment in this investee at the acquisition date fair value and recorded a non-cash gain of approximately $5,200.

Net income tax expense
	Year ended
	December 31
	2015	2014	Change

Total	$32,921	$33,676	$(755)

Year ended

On a consolidated basis, income before income tax expense and net loss from equity accounted investee, collectively income before tax, was approximately $3,500 lower this year compared to last.  Approximately $18,500 of this decline is attributable to our U.S. segments, partially offset by an approximately $15,000 increase to income before tax in our North segment.  Our U.S. segments recorded a decline in reported EBITDA(A) of approximately $22,800 which was partially offset by higher gains on the disposal of capital and landfill assets, due principally from the sale of our Long Island, New York operations totaling approximately $4,900.  The decline in U.S. segment EBITDA(A) reflects divestitures and a weaker overall performance in our West segment which collectively outpaced acquisition and organic growth.  The increase in our North segment is the result of lower reportable losses on financial instruments and lower amortization expense partially offset by lower gains on the sale of capital and landfill assets and lower as reported EBITDA(A).  A discussion outlining the change for each of these items is outlined above.

Income taxes in our U.S. segments were unchanged year-to-year, comprised of a decline in current taxes of approximately $800 and a like increase in deferred taxes.   In our North segment, current tax declined by approximately $6,000, partially offset by a decline in deferred tax recoveries of approximately $5,200.  The decline in current income tax expense is due to withholding taxes incurred in the prior year on dividends received from the U.S.  The decrease in deferred tax recoveries is due to an increase in deferred tax liabilities resulting from an increase in the carrying value of capital, landfill and intangible assets exceeding their tax basis.

In both the current and prior year, we reported an effective tax rate of approximately 21.0%.  Income tax expense at the combined basic rate was approximately 32.6% in 2015.  Our long-term financing structure reduced income tax at the combined basic rate by approximately 14.8 percentage points.  State taxes partially offset this decline by approximately 2.8 percentage points, and together account for the bulk of the difference between income tax at the combined basic rate and income tax at our effective tax rate.

Please refer to the Outlook section of this MD&A for additional discussion about our income taxes.

Progressive Waste Solutions Ltd. – December 31, 2015 - 13

Net loss from equity accounted investee
	Year ended
	December 31
	2015	2014	Change

Total	$-	$82	$(82)

Year ended

On January 31, 2014 we acquired the remaining fifty percent interest in our equity accounted investee.  In the period prior to the acquisition, we recognized a net loss from our equity accounted investee representing our pro rata share of the investee’s post-acquisition earnings, computed applying the consolidation method.

Please refer to the Related Party Transactions section of this MD&A for additional details regarding our previously held investment in our equity accounted investee.

Review of Operations - For the three months ended December 31, 2015

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

			Three months ended December 31, 2015
	North	West	East	Corporate	Total

Revenues	$162,503	$166,487	$154,904	$-	$483,894
Operating expenses	90,060	108,975	106,731	-	305,766
SG&A	10,685	16,130	14,949	12,342	54,106
Amortization	14,749	21,686	21,272	205	57,912
Net loss on sale of capital assets					667
Operating income (loss)	47,009	19,696	11,952	(12,547)	65,443
Interest on long-term debt					13,111
Net foreign exchange gain					(768)
Net gain on financial instruments					(9,155)
Income before net income tax expense					62,255
Net income tax expense					16,536
Net income					$45,719

			Three months ended December 31, 2014(C)(D)
	North	West	East	Corporate	Total

Revenues	$186,867	$153,112	$164,590	$-	$504,569
Operating expenses	105,500	97,988	113,472	-	316,960
SG&A	12,015	13,004	11,907	20,711	57,637
Amortization	28,812	18,869	25,958	434	74,073
Net gain on sale of capital assets					(306)
Operating income (loss)	40,540	23,251	13,253	(21,145)	56,205
Interest on long-term debt					15,483
Net foreign exchange loss					19
Net loss on financial instruments					16,419
Income before net income tax expense and
net income from equity accounted investee					24,284
Net income tax expense					5,353
Net income					$18,931

Progressive Waste Solutions Ltd. – December 31, 2015 - 14

FX Impact on Consolidated Quarterly Results

The following table has been prepared to assist readers in assessing the impact of FX on selected results for the three months ended December 31, 2015.

			Three months ended
	December 31, 2014	December 31, 2015	December 31, 2015	December 31, 2015	December 31, 2015
	(as reported)(C)(E)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$504,569	$8,081	$512,650	$(28,756)	$483,894
Operating expenses	316,960	4,815	321,775	(16,009)	305,766
Selling, general and administration	57,637	(265)	57,372	(3,266)	54,106
Amortization	74,073	(13,412)	60,661	(2,749)	57,912
Net (gain) loss on sale of capital and landfill assets	(306)	942	636	31	667
Operating income	56,205	16,001	72,206	(6,763)	65,443
Interest on long-term debt	15,483	36	15,519	(2,408)	13,111
Net foreign exchange loss (gain)	19	(909)	(890)	122	(768)
Net loss (gain) on financial instruments	16,419	(27,203)	(10,784)	1,629	(9,155)
Income before net income tax expense	24,284	44,077	68,361	(6,106)	62,255
Net income tax expense	5,353	13,133	18,486	(1,950)	16,536
Net income	$18,931	$30,944	$49,875	$(4,156)	$45,719

Adjusted EBITDA(A)	$138,784	$(3,562)	$135,222	$(9,633)	$125,589
Adjusted EBITA(A)	$79,680	$6,217	$85,897	$(7,224)	$78,673
Adjusted operating income or adjusted operating EBIT(A)	$72,546	$1,379	$73,925	$(6,915)	$67,010
Adjusted net income(A)	$39,857	$3,059	$42,916	$(3,053)	$39,863
Free cash flow(B)	$45,779	$(4,638)	$41,141	$(2,983)	$38,158

Revenues

Gross revenue by service type

	Three months ended December 31, 2015				Three months ended December 31, 2014
	Canada - stated in thousands of C$	Canada - percent-age of revenues	U.S.	U.S. - percent-age of revenues	Canada - stated in thousands of C$	Canada - percent-age of revenues	U.S.	U.S. - percent-age of revenues

Commercial	$87,712	40.4	$101,144	31.5	$85,634	40.4	$100,833	31.7
Industrial	39,090	18.0	59,101	18.4	40,612	19.1	53,731	16.9
Residential	37,433	17.2	83,197	25.9	36,934	17.4	82,045	25.8
Transfer and disposal	67,534	31.1	109,226	34.0	66,626	31.4	112,000	35.3
Recycling	8,568	3.9	5,860	1.8	7,474	3.5	8,094	2.5
Other	12,696	5.8	6,062	1.9	8,482	4.0	5,463	1.7
Gross revenues	253,033	116.4	364,590	113.5	245,762	115.8	362,166	113.9

Intercompany	(35,770)	(16.4)	(43,199)	(13.5)	(33,550)	(15.8)	(44,464)	(13.9)
Revenues	$217,263	100.0	$321,391	100.0	$212,212	100.0	$317,702	100.0

Progressive Waste Solutions Ltd. – December 31, 2015 - 15

Revenue growth or decline components – expressed in percentages and excluding FX

	Three months ended December 31, 2015			Three months ended December 31, 2014
	Canada	U.S.	Consolidated	Canada	U.S.	Consolidated

Price
Price	2.1	0.9	1.4	3.0	1.8	2.3
Fuel surcharges	(1.9)	(0.6)	(1.1)	0.1	(0.2)	(0.1)
Recycling and other	0.1	(0.6)	(0.3)	(0.3)	(0.5)	(0.4)
Total price growth (decline)	0.3	(0.3)	-	2.8	1.1	1.8

Volume	2.1	2.5	2.3	2.2	1.2	1.6
Total organic revenue growth	2.4	2.2	2.3	5.0	2.3	3.4

Net acquisitions	-	(1.0)	(0.7)	0.2	0.2	0.2
Total revenue growth	2.4	1.2	1.6	5.2	2.5	3.6

On a consolidated basis, revenues declined approximately $20,700, which includes the negative impact of FX of approximately $28,800.  At FX parity, revenues grew approximately $8,700.  The North segment’s contribution to this growth was approximately C$5,000, while our West segment improved revenues by approximately $13,400.  Revenues in our East segment declined between periods by about $9,700.  On a consolidated basis, stronger pricing across all service lines grew revenues by about $7,200 period-over-period.  All collection service lines delivered additional revenues from price totaling approximately $6,500 with approximately $5,500 of this growth coming from our commercial collection service line.  Higher revenues from stronger landfill pricing also contributed to the increase but the contribution wasn’t significant.  Consolidated volumes were also stronger period-over-period, by approximately $12,400.  Our post collection service lines were the primary contributors to this growth, contributing additional revenues of approximately $7,200.  Transfer station volumes improved revenues by approximately $3,100 on increased revenues in our East segment of approximately $2,600 from improvements to our New York City operations.  Our natural gas plant at Lachenaie, which commenced operations late in 2014, generated approximately C$4,200 of the $4,100 improvement in other revenues period-over-period.  On the acquisition front, we completed the purchase of a waste management company in South Carolina this quarter.  This purchase partially offset the impact of current year divestitures in our East segment, which on a combined basis led to lower revenues of approximately $3,100.  In total, fuel surcharges were off the mark set in the same period last year by approximately $6,000 on lower fuel costs and commodity prices were down by about $1,700 compared to last year as well.

Excluding the impact of FX, revenues in our North segment grew approximately C$5,000 period-over-period.  Higher pricing across all service lines contributed about C$4,400 to this improvement with stronger commercial collection pricing delivering approximately C$4,100 more revenues this quarter than the same quarter last year.  North segment revenues also improved on stronger volumes.  As noted above, natural gas revenues from the start-up of a new gas plant at our Lachenaie landfill was the primary contributor to this improvement delivering approximately $C4,200 more to revenues than the same period last year.  Revenues from landfill volumes were lower than prior period levels due in large part to lower volumes received at sites in Central Canada, on account of the timing of waste receipt, and lower volumes received at our Western Canadian sites, which is a reflection of a weaker economy between periods.  Acquisitions had no contribution to the improvement in revenues while fuel surcharges declined about $4,100 period-over-period on lower costs for diesel fuel.  Commodity pricing was a slight positive to revenues between periods.

Revenues in our West segment improved approximately $13,400 compared to the same period last year.  Acquisitions were the primary reason for this increase and represented approximately $10,500 of the improvement.  Volume improvements contributed approximately $1,500 to this growth with approximately $2,600 coming from our collection service lines. We realized a decline to revenues from lower overall post collection volumes.  The increase in fourth quarter 2015 revenues from higher commercial and industrial collection volumes was attributable to organic growth in our Texas based operations.  The decline in revenues from post collection volumes reflects lower special waste volumes received on a comparative basis.  From a pricing perspective, price improvements delivered additional revenues of about $2,100 over the same period last year and were strongest in our commercial and residential service lines which combined for approximately $2,700 of the improvement.  Commodity pricing was slightly lower on a comparative basis while lower diesel fuel costs resulted in a reduction of fuel surcharge revenues of approximately $500.

Revenues in our East segment were down about $9,700 period-over-period.  The sale of certain assets in Long Island, New York in February this year was the largest contributor to the decline in revenues and reflects our strategy to monetize unproductive or unprofitable assets and increase our return on invested capital.  This sale contributed approximately $13,700 to the decline

Progressive Waste Solutions Ltd. – December 31, 2015 - 16

in revenues.  Notwithstanding, both volume and price improvements contributed to higher revenues of approximately $6,400 and $800, respectively.  Improved transfer station, residential collection and landfill volumes were the primary contributors to this segment’s revenue growth from volumes, approximately $2,600, $1,400 and $1,000, respectively.  The improvement to transfer station volumes was largely on account of higher New York Department of Sanitation volumes and higher volumes received at certain Florida based transfer stations.  Residential revenues increased on higher volumes from new contract wins in Florida.  Landfill volumes increased revenues on the strength of waste received at our Blue Ridge landfill.  On the pricing front, commercial and industrial pricing were the primary contributors to improved revenues period-over-period.  With the exception of slightly lower pricing from other revenues, all other service lines delivered higher revenues on improved price.  Lower fuel surcharges and commodity pricing combined for lower period-over-period revenues of approximately $3,300, of which approximately $1,900 was attributable to commodities.

Operating expenses

On a consolidated and as reported basis, operating expenses declined by approximately $11,200, but increased approximately $4,800 when FX is excluded.  An increase in labour, R&M and equipment and facility costs were partially offset by lower transportation and vehicle operating costs and costs incurred on the sale of certain goods.

Labour costs increased approximately $8,200.  Our West segment saw the most significant increase, up approximately $5,000 or 14.8% over the same period last year.  This increase reflects the two acquisitions we completed in the fourth quarter last year, which accounted for approximately $2,900 of this increase, coupled with organic growth, wage increases, higher employee training costs, employee onboarding expenses and higher overtime hours, due to a shortage of vehicle operators and equipment downtime.  Labour costs in our East segment declined marginally due to the current year disposal of our Long Island, New York operations, partially offset by new contract wins, wage increases and a higher complement of operations personnel in our Florida business.  In addition, much of our focus in late 2013 and most of 2014 was centered on the elimination of unprofitable business, which also resulted in a corresponding decline in labour costs for this segment.  Labour in our North segment increased approximately $3,600 on higher workplace safety insurance costs, start-up costs for a new residential contract win, wage increases and organic growth.  R&M costs were up approximately $2,800 over the same period last year with approximately $1,500 attributable to operations in our West segment and $1,300 attributable to operations in the East.  Acquisitions, new contract wins and higher container repair costs were the primary factors for higher R&M costs in the West.  The increase in our East segment is attributable to organic growth which net of divestitures led to higher repair costs due to more equipment use and more equipment repair personnel required to satisfy the increased workload.  R&M costs in our North segment were largely unchanged.  Equipment and facility costs increased approximately $3,200 on higher costs in both our West and East segments, approximately $1,800 and $1,200, respectively.  Higher vehicle rental costs incurred in both segments, coupled with growth through acquisition in the case of our West segment, were the primary reasons for this increase.

Transportation costs declined approximately $1,900 and approximately $3,000 of this decline was attributable to our East segment.  The current year divestiture of our Long Island, New York operations accounted for approximately $4,100 of the decrease.  Transportation costs in our West segment increased period-to-period due to acquisitions and organic growth, while transportation costs in our North segment were little changed.  Vehicle operating costs were off of the mark set in the same period last year by approximately $6,700.  Each of our segments realized a decline on lower fuel prices and in the case of our East segment, the divestiture of certain operations.  The decline in our East segment was approximately $1,800, while our West and North segments saw declines of approximately $3,400 and $1,500, respectively.  Acquisitions and unfavourable fuel hedges partially offset the benefit of lower diesel fuel costs and divestitures, while the conversion of certain collection vehicles to compressed natural gas (“CNG”) from diesel fuel was also a contributing factor to the decline in vehicle operating costs between periods.  Cost of goods sold declined approximately $1,000 between periods, on lower costs in our North segment from lower container sales.

On a consolidated basis, operating margins declined approximately 40 basis points between periods.  The decline in margins reflects higher labour, R&M and equipment and facility costs, partially offset by lower transportation and vehicle operating costs and costs incurred on the sale of certain goods, as outlined above.  The decrease in commodity revenues contributed 40 basis points to the decline.

On a reported basis, operating margins in our North segment were 44.6% compared to 43.5% in the same quarter last year.  The margin improvement reflects lower costs of disposal, costs of goods sold and lower fuel costs, partially offset by higher labour costs.  The reasons for each of these changes are outlined in the discussion above.

Progressive Waste Solutions Ltd. – December 31, 2015 - 17

On a reported basis, operating margins in our West segment were 34.5% compared to 36.0% in the same quarter a year ago.  The margin decline is, as noted above, the result of acquisitions, organic growth and higher equipment and labour costs, which outpaced lower transportation and fuel costs.

On a reported basis, operating margins in our East segment were 31.1% in both the current and fourth quarter last year.  The current year divestiture of our Long Island, New York operations, organic growth and other strategic initiatives were partially offset by acquisitions.  Each of these changes is addressed in greater detail above.

SG&A

On an as reported and consolidated basis, SG&A expense decreased approximately $3,300 between years or approximately $300 when FX is excluded.  The quarter-to-quarter decline is largely attributable to lower stock based compensation expense.  As noted in the annual discussion, a fourth quarter jump in our Company’s share price last year, that was not repeated in the current year period, was the primary reason for the between period decline in stock compensation expense totaling approximately $6,700.  This decline was partially offset by higher salary expense, which increased approximately $3,100 period-to-period.  Higher salary expense incurred in our West segment of approximately $3,100 was the primary reason for the between period increase.  Acquisitions, coupled with the addition of region, district and sales personnel was the primary cause for this increase in the West.  Higher other SG&A and non-recurring, non-operating expenses combined for a period-to-period increase of approximately $2,500.  Higher bad debt expense and costs incurred on a contract start-up in Florida, coupled with costs incurred on our recently announced business combination with WCI were the primary reasons for this increase.

Adjusted SG&A expense as a percentage of revenues was 10.9% in 2015 compared to 9.7% last year.  The increase between periods was largely a function of acquisitions, higher staffing levels, an increase in other SG&A costs, including bad debt expense and contract start-up costs.

Amortization

On a reported, and FX adjusted basis, consolidated amortization expense was lower than the same quarter a year ago by approximately $13,400.  Excluding the impact of FX, intangible asset amortization declined approximately $3,600, of which approximately $2,800 was attributable to our East segment.  The divestiture of our Long Island, New York operations was the primary reason for this decline.  Fully amortized intangibles in our North segment also contributed to this decrease.  The largest contribution to the decline to the overall decline in amortization expense is lower landfill amortization expense which fell approximately $7,600 period-over-period.  Our North segment represented approximately $5,700 of this decline, due in large part to a deemed expansion assumed at our Ridge landfill.  Changes to our credit adjusted risk free and inflation rates also impacted the cash flow revisions in estimates we recorded this quarter compared to the same quarter last year, partially offset by higher amortization attributable to a platform acquisition we completed in South Carolina in the fourth quarter this year. The balance of the period-to-period change was due to lower amortization expense attributable to capital assets.  An impairment charge recorded in the fourth quarter last year for an impaired sorting and recycling asset in our North segment, combined with the divestiture of our Long Island, New York operations had the most significant contribution to this period-over-period decline.

As a percentage of reported revenues, amortization expense declined to 12.0% this quarter, which compares to 14.7% in the same period last year.  As outlined above, amortization expense was higher in the prior year quarter for intangibles, landfill and capital assets.

Interest on long-term debt

On an as reported basis, interest expense was lower period-over-period, largely because of the between period difference in FX.  Net of FX, interest expense in the current quarter was unchanged between periods.  As outlined in the full year discussion, higher interest expense resulting from higher outstanding long-term debt drawings was partially offset by lower interest charges due to an amendment to our consolidated facilities we completed in June this year.

Explanations for the quarterly change in net gain on sale of capital assets, net foreign exchange loss (gain), net loss (gain) on financial instruments and net income tax expense are either consistent with the changes outlined in the Review of Operations – For the year ended December 31, 2015 section of this MD&A or do not warrant additional discussion.

Progressive Waste Solutions Ltd. – December 31, 2015 - 18

Other Performance Measures - For the year ended December 31, 2015

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Free cash flow (B)

Purpose and objective

The purpose of presenting this non-GAAP measure is to provide readers with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment and dividend increases.

Free cash flow (B)  - cash flow approach

	Year ended
	December 31
	2015	2014(E)	Change

Cash generated from operating activities	$415,015	$399,726	$15,289

Operating and investing
Stock option	97	9,695	(9,598)
expense(*)
LTIP portion of restricted
share expense	(2,366)	(1,358)	(1,008)
Acquisition and related
costs (recoveries)	1,100	(591)	1,691
Non-operating or non- recurring expenses	3,839	4,067	(228)
Restructuring expenses	3,682	-	3,682
Changes in non-cash working capital items	(22,499)	20,677	(43,176)
Capital and landfill asset purchases	(255,442)	(237,413)	(18,029)
Capital and landfill asset change in non-cash working capital	1,533	(22,386)	23,919
Proceeds from the sale of capital and landfill assets	6,355	28,528	(22,173)

Financing
Purchase of restricted shares(*)	(298)	(2,095)	1,797
Net realized foreign
exchange gain	(1,012)	(150)	(862)
Free cash flow(B)	$150,004	$198,700	$(48,696)

Note:
(*)Amounts exclude LTIP compensation.

Progressive Waste Solutions Ltd. – December 31, 2015 - 19

Free cash flow (B) – adjusted EBITDA(A) approach

We typically calculate free cash flow(B) using an operations approach because it best reflects how we manage the business and our free cash flow(B).

	Year ended
	December 31
	2015	2014(E)	Change

Adjusted EBITDA(A)	$479,931	$523,371	$(43,440)

Purchase of restricted shares(*)	(298)	(2,095)	1,797
Capital and landfill asset purchases	(255,442)	(237,413)	(18,029)
Capital and landfill asset change in non-cash working capital	1,533	(22,386)	23,919
Proceeds from the sale of capital and landfill assets	6,355	28,528	(22,173)
Landfill closure and post- closure expenditures	(6,809)	(4,696)	(2,113)
Landfill closure and post- closure cost accretion expense	6,349	6,132	217
Interest on long-term debt	(57,216)	(61,917)	4,701
Non-cash interest expense, net	2,907	3,202	(295)
Current income tax expense	(27,306)	(34,026)	6,720
Free cash flow(B)	$150,004	$198,700	$(48,696)

Note:
(*)Amounts exclude LTIP compensation.

Year ended

The decline of approximately $48,700 is due in large part to a decline in adjusted EBITDA(A) of approximately $43,400, of which approximately $32,600 is attributable to FX.  The remaining decline in adjusted EBITDA(A) reflects divestitures and higher operating costs, most notably in our West segment, net of acquisitions and organic growth.  Proceeds from the sale of capital and landfill assets fell short of the prior year mark by approximately $22,200.  The primary reason for this decline is due to higher proceeds received in the prior year on the sale buffer lands adjacent to our Calgary landfill and the prior year sale of a transfer station in our East segment.  No such similar sales were executed in the current year.  These declines to free cash flow(B) were partially offset by lower overall spending for capital and landfill assets, net of the change in non-cash working capital, lower current income tax expense and lower interest expense.  Lower current income tax and interest expense are addressed in detail in the Review of Operations section of this MD&A, while lower current year spending for capital and landfill assets is outlined in the Other Performance Measures section of this MD&A.

Capital and landfill purchases, net of changes in non-cash working capital

Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Year ended
	December 31
	2015	2014(E)	Change

Replacement	$158,058	$151,892	$6,166
Growth	95,851	107,907	(12,056)
Total	$253,909	$259,799	$(5,890)

Progressive Waste Solutions Ltd. – December 31, 2015 - 20

Capital and landfill purchases - replacement

Capital and landfill purchases characterized as “replacement” represent cash outlays to sustain current cash flows and are funded from free cash flow(B).  Replacement expenditures include the replacement of existing capital assets and all construction spending at our landfills.

Year ended

On a reported basis, replacement spending was approximately $6,200 higher this year compared to last.  Replacement spending in our U.S. segments increased approximately $24,200, while replacement expenditures in the North declined approximately $18,000.

In the current year, approximately $11,100 of the higher replacement spend was on account of landfill site and cell development in our U.S. segment, representing higher spending at our Bethlehem and JED landfills, partially offset by lower spending at our Seneca Meadows facility.  The balance of replacement spending was focused on vehicles, equipment, containers and buildings and was due to in large part to our Florida, Louisiana and Texas operations receiving a higher number of replacement vehicles between periods.  Building and improvement expenditures in our Brooklyn operations also contributed to the increase in replacement spending over last year.

Lower landfill site and cell development spending in our North segment was partly attributable for the decline in replacement spending between years.  The approximately $C6,400 decline was due to lower construction activities at our Ridge and Winnipeg sites.  The balance of the North segment decline reflects lower vehicle purchases this year compared to last, which was due in part to significant growth vehicle purchases made in the current year to satisfy a new residential contract win that commenced in the first quarter of 2016.  Total vehicle purchases for this contract were approximately C$20,000.  In addition, the roll out of CNG replacement vehicles in the prior year to service certain residential collection contracts in the eastern portion of this segment also contributed to the year-to-year decline since a similar roll out was not undertaken in the current year.

Capital and landfill purchases - growth

Capital and landfill purchases characterized as “growth” represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B).  Growth expenditures include capital assets, including facilities (new or expansion), to support new contract wins and organic business growth.

Year ended

On a consolidated basis, growth expenditures declined year-over-year by approximately $12,100, comprised of an approximately $17,100 decline in U.S. segment spending, partially offset by an approximately $5,000 increase in the North.

Growth spending in our North segment increased year-over-year on higher vehicle and equipment purchases made in advance of a residential contract win we commenced servicing in January 2016.  This increase was partially offset by investments we made in our natural gas plant at our Lachenaie landfill last year.  The natural gas plant commenced operation in the latter half of 2014.

The decline in U.S. segment growth expenditures is due in large part to higher vehicle and container spending last year.  New contract wins in 2014 in Florida, Texas and Louisiana were the principal reasons for higher growth spending last year compared to this year.

Readers are reminded that revenue, adjusted EBITDA(A), and cash flow contributions realized from growth and internal infrastructure expenditures will materialize over future periods.

Progressive Waste Solutions Ltd. – December 31, 2015 - 21

Dividends

(all amounts are in Canadian dollars)

2016

Our expected dividend record and payment dates, and payment amounts per share, are as follows.  This table is presented without consideration of our announced business combination with WCI.  Should the business combination consummate, the dividend policy will reflect the policy of the combined company which we expect will differ from the amounts presented in the table below.

Expected quarterly dividend
Expected record date	Expected payment date	Dividend amounts per share - stated in C$
March 31, 2016	April 15, 2016	$0.17
June 30, 2016	July 15, 2016	0.17
September 30, 2016	October 14, 2016	0.17
December 30, 2016	January 16, 2017	0.17
Total		$0.68

2015

Our dividend record and payment dates, and payment amounts per share, were as follows:

Actual quarterly dividend
Actual record date	Actual payment date	Dividend amounts per share - stated in C$
March 31, 2015	April 15, 2015	$0.16
June 30, 2015	July 15, 2015	0.16
September 30, 2015	October 15, 2015	0.17
December 31, 2015	January 15, 2016	0.17
Total		$0.66

We expect to fund all of our 2016 dividend payments from excess free cash flow(B) generated by our Canadian business.  Funding all dividends from Canadian cash flows eliminates our foreign currency exchange exposure since our dividends are denominated in Canadian dollars.  Dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada).

Progressive Waste Solutions Ltd. – December 31, 2015 - 22

Selected Annual Information

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

	Year ended
	December 31
	2015	2014	2013

Revenues	$1,925,592	$2,008,997	$2,026,039
Net income	$123,876	$126,516	$117,970
Net income per share, basic	$1.12	$1.10	$1.02
Net income per share, diluted	$1.12	$1.10	$1.02
Total assets	$3,244,909	$3,376,436	$3,392,570
Total long-term liabilities	$1,815,865	$1,817,209	$1,801,041
Dividends declared, per weighted average share	$0.66	$0.62	$0.58

Revenues

2015-2014

The increase in revenues is detailed in the Review of Operations – Revenues section of this MD&A.

2014-2013

Revenues in the North segment, excluding FX, grew approximately C$31,700.  Pricing improvements contributed approximately C$21,100 to this increase.  Improved pricing was recognized across all service lines with stronger pricing in our commercial service line delivering additional revenues of approximately C$12,500.  Volumes in our North segment improved revenues by approximately C$7,000, on volume growth in our commercial and industrial service lines, which offset the loss of two small residential contracts.  Our disposal service lines delivered strong volume gains as well, which translated to improved revenues between years.  Higher transfer station volumes improved revenues by approximately C$10,800 due to a transfer station facility which we commenced operating in 2013 that accepts waste volumes that were once directly destined for our Calgary landfill.  The revenue improvement from higher transfer station volumes was partially offset by lower landfill volumes.  Lower landfill volumes were due, in part, to the closure of our Calgary landfill to municipal solid waste in June 2013, coupled with the impact first quarter weather had on our Lachenaie landfill site.  Lachenaie volumes were also off the prior year pace due to the 2013 acquisition of one of this site’s largest customers by a competitor in the waste management industry.  Commodity pricing in our North segment also improved on a comparative basis, and was higher by approximately C$1,800 compared to 2013.  Fuel surcharges were down slightly, but largely unchanged from 2013 and acquisitions contributed additional revenues of approximately C$1,800 year-over-year.

Revenues in our West segment grew by approximately $31,100, largely attributable to volume improvements year-to-year.  We converted the improvement in volumes into additional revenues of approximately $25,900.  Our collection service lines improved on the strength of residential collection revenues.  New residential contract wins in Louisiana and Texas were the primary contributors to this growth.  Our post-collection service lines also delivered improved revenues.  Our Texas based landfills performed well on higher special waste volumes and benefited from a stronger economic environment year-over-year.  In addition, we commenced the operation of our Jefferson Parish landfill in the second quarter of 2013, which also improved landfill revenues between 2014 and 2013.  Improvements in our MRF and transfer station operations were largely attributable to our Florida operations due to contract wins and strategic operational improvements.  Pricing was also up year-over-year, delivering higher revenues of approximately $6,300.  Every service line improved revenues from higher price which was most prominent in our collection service lines.  Pricing grew revenues by 1.8% in our industrial service line and 1.2% in our commercial collection business.  Improved commodity pricing generated about $300 in additional revenues while falling fuel prices, especially in the last quarter of 2014, led to a decline in revenues from lower fuel surcharges of approximately $1,400.

Revenues in our East segment were down approximately $24,900 between years.  Of this decline, approximately $15,300 was attributable to this segment’s first quarter performance, reflecting the impact of Sandy and harsh winter weather.  Sandy was a drag of about $8,000 on comparative revenues and 2014 first quarter weather impacted revenues by about $3,300 as well, most notably at our landfill and transfer station operations.  The 2014 decline also reflects our strategic effort to eliminate less profitable business, coupled with the sale of certain assets in both 2014 and 2013.  Partially offsetting these impacts was improved pricing across all service lines, with the exception of residential.  Total price improvements in this segment were approximately $14,000, with approximately $14,300 coming from higher commercial pricing.  This segment’s negative contribution to revenues of approximately $6,700 from net acquisitions was due to the divestiture of select assets in Long Island, New York, which were sold in 2013, and the disposal of a transfer station in 2014.  Commodity pricing lagged the 2013 mark by about $3,000, while fuel surcharges were up slightly, but little changed between years.

Progressive Waste Solutions Ltd. – December 31, 2015 - 23

Net income

Included in net income are some or all of the following: restructuring expenses, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, net income tax expense or recovery and net income or loss from equity accounted investee.

2015-2014

The increase in net income is detailed in the Review of Operations section of this MD&A.

2014-2013

Net income was higher in 2014 compared to 2013.  Recorded gains on the sale of capital and landfill assets and the recognition of a re-measurement gain on our previously held equity investment had a positive impact on net income.  Gains on the sale of capital and landfill assets were the result of selling a transfer station in our East segment and selling buffer lands adjacent to our Calgary landfill site in our North segment.  Net income also benefited from lower SG&A expense attributable to lower stock option expense and the reversal of certain compensation accruals in 2014.  Lower amortization expense also translated to improved net income year-over-year. The 2014 and 2013 sale of certain asset sales in our East segment, coupled with holding certain Long Island, New York assets held for sale, were the primary reasons for the decline in amortization expense.  The change in net gains and losses on financial instruments had a significant impact on net income in 2014 compared to 2013.  Higher 2014 losses were due in large part to fair value changes in interest rate swaps and fuel hedges.  Changes in interest rates and the notional amount of debt we had hedged were the primary reasons for the comparative increase.  The price decline for WTI crude and decline in the diesel fuel index caused us to record more market-to-market liabilities in 2014 compared to fiscal 2013.  In 2014, net income benefited slightly from lower foreign exchange losses and lower losses on debt extinguishment due to the 2013 write-off of deferred financing costs on the repayment of the Seneca variable rate demand solid waste disposal revenue bond (“IRB”).  Net income tax expense was lower year-over-year and was a positive to net income.  Lower income tax expense reflected lower income subject to tax, partially offset by higher cash taxes.  The increase in cash taxes represented withholding taxes on dividends received from our U.S. operating subsidiary that were used to repurchase shares.

Total assets

2015-2014

Total assets declined by approximately $131,500.  The decline comprised an approximately $180,400 decrease in total North segment assets and an approximately $48,900 increase in total U.S. segment assets.

The North segment decline was almost entirely attributable to FX, representing approximately $180,000 of the change.  When FX is excluded, total assets in the North segment declined approximately $400 year-over-year.  Lower intangibles, landfill assets and other assets, approximately $9,800, $15,200, and $4,500, respectively, were partly offset by increases in capital assets of approximately $21,800, and higher landfill development assets and deferred financing costs.  Excluding FX, the decline in intangible assets was due to amortization, approximately $8,900.  The decline in landfill assets is largely attributable to amortization of about $21,400, coupled with FX and working capital changes, approximately $22,900 and $2,800, respectively, outpacing current year additions of approximately $10,300.  Current year additions were most prevalent at our Coronation landfill followed by our Lachenaie site.  The decline in other assets reflects lower fair values for both fuel hedges and interest rate swaps year-over-year.  Changes to pricing for WTI crude and long-term interest rates were the primary reasons for this change.  The increase in capital assets reflects additions of approximately $71,300 surpassing amortization and non-cash changes totaling approximately $50,200.  Capital asset additions represent a combination of replacement and growth spending, which includes CNG vehicles and related infrastructure, diesel vehicle purchases and containers.  Replacement and growth expenditures are addressed in detail in the Other Performance Measures section of this MD&A.  Higher current assets are due largely to a higher cash balance.  Prepaid expenses were also higher year-to-year due to subscription fees paid for new operations maintenance software.  Higher landfill development assets reflect our continued interest in developing an alternative landfill site for our closed Calgary site.  Higher deferred financing costs relate to a credit facility amendment we entered into in June 2015, partially offset by the write-off of certain costs attributable to our previously existing term B financing and normal course amortization.

The increase in total U.S. segment assets is largely attributable to a platform acquisition in South Carolina, partially offset by the disposal of our Long Island, New York operations in February 2015.  Total assets attributable to the acquisition in South Carolina amounted to approximately $111,600 on the acquisition date.  The Long Island, New York operations held for sale on December 31, 2014 totaled approximately $61,000.

Progressive Waste Solutions Ltd. – December 31, 2015 - 24

2014-2013

Total assets declined by approximately $16,100.  The decline comprises an approximately $111,400 decrease in total North segment assets, partially offset by an approximately $95,300 increase in total U.S. segment assets.

Total assets attributable to our operations in our North segment declined year-to-year.  The change in FX between measurement periods represents approximately $101,000 of the decline.  When FX is excluded, total assets in our North segment declined approximately $10,400.  This decrease was partly attributable to a decline in intangibles, landfill assets and other assets, approximately $11,000, $10,000, and $13,500, respectively, partly offset by increases to goodwill and capital assets, approximately $12,000 and $13,600, respectively.  The balance of the change reflects lower investments, lower deferred financing costs and lower current assets, offset by higher other receivables, higher funded landfill post-closure costs and higher landfill development assets.  Intangible assets declined on account of amortization, approximately $15,000, which outpaced approximately $4,400 of additions recognized on our acquisition of the remaining fifty percent interest in our equity accounted investee.  FX represented the balance of the year-to-year change in intangibles.    The decline in landfill assets was largely attributable to amortization of about $29,800, coupled with FX, approximately $14,600, exceeding additions in 2014 and working capital changes, approximately $19,900 in the aggregate.  Additions were largest at our Coronation landfill, followed by our Lachenaie, Ridge, Winnipeg and Ottawa sites.  The decline in other assets reflected lower fair values for both fuel hedges and interest rate swaps year-over-year.  The decline in price for WTI crude, coupled with a lower comparative interest rate environment, were the primary reasons for the change in other assets between years.  Capital asset purchases, including those acquired by way of acquisition, contributed to the combined increase in capital assets year-over-year of about $80,200.  Amortization and non-cash changes partially offset this increase and totaled approximately $65,900.  Our acquisition of the remaining fifty percent interest in our equity accounted investee, contributed approximately $5,000 to the increase in capital assets.  Capital asset additions represented a combination of replacement and growth spending, which included CNG vehicles and related infrastructure, diesel vehicle purchases, containers and landfill construction activities.  The increase in goodwill, net of FX, reflected goodwill we recognized on the purchase of the remaining interest in our equity accounted investee and also accounted for the decline in the investments recorded in the North segment.  Lower deferred financing costs were simply a function of normal course amortization.  Lower current assets reflect a combination of insignificant changes in cash and cash equivalents, accounts receivable and prepaid expenses.  The increase in other receivables was largely due to our take back of a note receivable on the sale of buffer lands adjacent to our Calgary landfill, net of the unamortized discount.  Higher funded landfill post-closure costs was the result of contributions made in 2014, coupled with the return on the underlying investments, with no associated drawings.  Higher landfill development assets represented our continuing investment in developing an alternative landfill site in Alberta.  2014 landfill development costs included engineering work, capitalized interest, payments in respect of a land option and the capitalization of dedicated employees and their expenses to the project.

The increase in total assets for our U.S. segments was largely attributable to two acquisitions completed late in 2014.  Assets acquired account for about $108,300 of the year-to-year increase, comprised of accounts receivable, intangibles, goodwill and capital assets, approximately $6,500, $13,800, $68,200 and $19,800, respectively.  Beyond the impact of acquisitions, landfill assets increased approximately $7,500.  The increase in landfill assets wasn’t a function of 2014 additions outpacing amortization by a significant margin, rather it reflected the change in working capital and the reclassification of about $5,800 from landfill development assets to landfill assets on the successful permitting of our Jacksboro landfill.  Capital assets in our U.S. operations increased approximately $10,400.  As noted, acquisitions contributed approximately $13,800 to the increase, which in combination with 2014 additions of approximately $107,600 and working capital and non-cash changes of about $17,100, outpaced amortization, amounts transferred to held for sale and net disposals.   Excluding the capitalization of intangibles attributable to acquisitions completed in 2014, amortization, including an impairment loss, totaled approximately $41,400 and the transfer of certain intangibles to assets held for sale, approximately $10,300, combined to reduce U.S. based intangibles by approximately $37,900.  The increase in total current assets was largely a function of higher cash and cash equivalents in 2014 compared to 2013, partially offset by a slightly better accounts receivable and other asset position.  The decline in accounts receivable reflects lower receivables in our East segment, due in part to the strategy we executed in 2014, coupled with lower fourth quarter landfill volumes and the classification of receivables attributable to our Long Island, New York operations to held for sale.  This decline was partially offset by higher receivables in our West segment, reflecting both organic and acquisition growth.

Total long-term liabilities

2015-2014

Total long-term liabilities decreased approximately $1,300, comprised of an approximately $13,800 increase in the U.S. and an approximately $15,100 decline in our North segment.

Progressive Waste Solutions Ltd. – December 31, 2015 - 25

The increase in our U.S. segment’s long-term liabilities is largely attributable an approximately $11,500 increase in deferred income tax liabilities.  In 2015, our U.S. segment utilized losses available to shelter income otherwise subject to tax, thereby eroding a deferred tax asset and increasing deferred tax liabilities recorded on our balance sheet by approximately $5,100.  Deferred tax liabilities were also higher as a result of an increase in the carrying value of intangibles and landfill assets that exceed their tax values, partially offset by a decline in the gap between the carrying amount of capital assets and their tax basis.  The balance of the increase is due to an increase in other liabilities, partially offset by lower long-term debt amounts.

FX had a significant influence on the change in long-term liabilities year-to-year for our North segment.  The change in FX led to a decline in total long-term liabilities of approximately $297,800, which was partially offset by a net increase in long-term liabilities totaling approximately $282,700.  Net of FX, the most significant increase is attributable to the increase in long-term debt year-over-year.  The increase in long-term debt totaled approximately $284,200 and was due in large part to current year acquisitions, share repurchases and funding certain growth capital spending.  Deferred income tax liabilities declined approximately $5,100 net of FX due to higher deferred tax assets recognized as a result of accounting provisions not currently deductible for tax, including landfill closure and post-closure obligations, accruals in respect of LTIP obligations and interest rate swaps.  The balance of the change is due to other liabilities, which net of FX increased approximately $3,800.  This increase was due principally to the change in estimated fair value for interest rate swaps.

2014-2013

Total long-term liabilities increased approximately $16,100, comprised of an approximately $13,400 increase in our U.S. segments and an increase of about $2,700 in our North segment.

The increase in our U.S. segment’s long-term liabilities was largely attributable an approximately $8,500 increase in deferred income taxes.  In 2014, our U.S. segment utilized losses available to shelter income otherwise subject to tax, thereby eroding a deferred tax asset and increasing its deferred tax liabilities.  Landfill closure and post-closure costs also increased year-to-year by approximately $4,100.  This increase reflected higher 2014 provisions relative to 2014 spending, which is typical when landfills are in active operation.  The balance of the increase was due to an increase in other liabilities, partially offset by lower long-term debt amounts.

FX had a significant influence on the change in long-term liabilities year-to-year in our North segment.  The change in FX, approximately $141,300, partially offset the net increase in long-term liabilities totaling approximately $144,000.  Net of FX, the most significant increase was attributable to the increase in long-term debt year-over-year.  The increase in long-term debt of approximately $145,300 was due in large part to 2014 acquisitions and share repurchases.  Landfill closure and post-closure costs also increased year-to-year by approximately $5,500, which reflected higher 2014 provisions outpacing 2014 spending.  Deferred income tax liabilities declined approximately $9,200 net of FX.  The purchase of the remaining fifty percent interest in our equity accounted investee contributed approximately $900 to this increase.  Deferred tax assets recognized as a result of accounting provisions not currently deductible for tax, including landfill closure and post-closure obligations, accruals in respect of LTIP obligations and interest rate swaps, account for about $5,200 of decline in deferred tax liabilities year-to-year.  In addition, a decline of approximately $5,100 in deferred tax liabilities attributable to differences between the tax and carrying values for capital, landfill and intangible assets also contributed to the comparative decline.  The balance of the change was due to other liabilities, which net of FX increased approximately $2,400.  This increase was due in large part to the change in estimated fair values for interest rate swaps.

Progressive Waste Solutions Ltd. – December 31, 2015 - 26

Summary of Quarterly Results

(all amounts are in thousands of U.S. dollars, except per share amounts)

2015	Q4	Q3	Q2	Q1(D)	Total

Revenues
North	$162,503	$169,839	$178,615	$153,881	$664,838
West	166,487	171,576	165,614	158,392	662,069
East	154,904	147,113	148,736	147,932	598,685
Total revenues	$483,894	$488,528	$492,965	$460,205	$1,925,592
Net income	$45,719	$22,906	$37,130	$18,121	$123,876
Net income per weighted average share, basic	$0.42	$0.21	$0.33	$0.16	$1.12
Net income per weighted average share, diluted	$0.42	$0.21	$0.33	$0.16	$1.12
Adjusted net income(A)	$39,863	$37,720	$32,059	$28,242	$137,884
Adjusted net income(A)
per weighted average share, basic	$0.36	$0.35	$0.29	$0.25	$1.25
Adjusted net income(A)
per weighted average share, diluted	$0.36	$0.35	$0.29	$0.25	$1.25

2014(D)	Q4	Q3	Q2	Q1	Total

Revenues
North	$186,867	$199,128	$192,444	$167,361	$745,800
West	153,112	154,316	151,180	143,771	602,379
East	164,590	167,713	169,877	158,638	660,818
Total revenues	$504,569	$521,157	$513,501	$469,770	$2,008,997
Net income	$18,931	$40,814	$40,852	$25,919	$126,516
Net income per weighted average share, basic	$0.17	$0.36	$0.36	$0.23	$1.10
Net income per weighted average share, diluted	$0.17	$0.36	$0.36	$0.23	$1.10
Adjusted net income(A)	$39,857	$41,230	$47,237	$24,752	$153,076
Adjusted net income(A)
per weighted average share, basic	$0.35	$0.36	$0.41	$0.21	$1.33
Adjusted net income(A)
per weighted average share, diluted	$0.35	$0.36	$0.41	$0.21	$1.33

2013(D)	Q4	Q3	Q2	Q1	Total

Revenues
North	$192,075	$199,053	$198,855	$179,094	$769,077
West	143,576	146,611	144,750	136,323	571,260
East	166,356	175,001	173,202	171,143	685,702
Total revenues	$502,007	$520,665	$516,807	$486,560	$2,026,039
Net income	$36,242	$20,094	$32,293	$29,341	$117,970
Net income per weighted average share, basic	$0.31	$0.17	$0.28	$0.25	$1.02
Net income per weighted average share, diluted	$0.31	$0.17	$0.28	$0.25	$1.02
Adjusted net income(A)	$33,417	$31,348	$35,290	$27,097	$127,152
Adjusted net income(A)
per weighted average share, basic	$0.29	$0.27	$0.31	$0.24	$1.10
Adjusted net income(A)
per weighted average share, diluted	$0.29	$0.27	$0.31	$0.24	$1.10

Progressive Waste Solutions Ltd. – December 31, 2015 - 27

Revenues

North segment revenues expressed in thousands of C$

	Q4	Q3	Q2	Q1	Total
2015	$217,263	$222,199	$219,735	$190,989	$850,186
2014	$212,212	$217,004	$210,027	$184,678	$823,921
2013	$201,651	$206,561	$203,353	$180,689	$792,254

2015 less 2014 revenues	$5,051	$5,195	$9,708	$6,311	$26,265
2014 less 2013 revenues	$10,561	$10,443	$6,674	$3,989	$31,667

2015-2014

Excluding the impact of FX, first quarter revenues in our North segment grew period-over-period.  Higher pricing across all service lines contributed to the growth in revenues on a comparative basis.  Stronger commercial and industrial pricing were the key contributors, coupled with stronger landfill pricing at one of our landfills in the western portion of this segment.  Lower fuel surcharges on lower diesel fuel prices and lower commodity pricing partially offset the improvement to revenues from price.  Volume improvements in our North segment were also strong this quarter with every service line in the North delivering volume growth, with the only exception being our landfill service line.  Strong special waste volumes received at our Calgary site last year, weren’t repeated in the current year period.  Our Lachenaie site was also off to a slower start in the year compared to last on lower special waste volumes.  Weather was a contributing factor to this result and weather was a negative to comparative volumes received at our Ridge landfill as well.  Our Ottawa site on the other hand realized improved revenues on higher special waste tonnes.  Revenues from our Lachenaie natural gas plant, which opened late in 2014, also contributed to the improvement in revenues from volumes.

Revenues in our North segment increased in the second quarter, net of FX.  Higher pricing across all service lines contributed to the comparative growth in revenues and we continued to see stronger commercial and industrial pricing compared to the second quarter last year.  Lower fuel surcharges on lower diesel fuel prices, coupled with our conversion of some fuel surcharges to price, was a drag on revenues.  Revenues were also down when compared to the same period last year on lower commodity prices, but volumes were strong comparatively.  Volumes received at our Ottawa landfill and the operation of our Lachenaie gas plant were the principal drivers of revenue growth from improved volumes.  These improvements were partially offset by softness in both transfer station and MRF volumes, which collectively were off the prior period mark.  Operations in the western portion of our North segment were the primary reasons for the decline in these volumes.

North segment third quarter revenues grew period-over-period when FX is excluded.  Higher pricing across all service lines contributed to the comparative growth in revenues on stronger commercial and industrial pricing over the third quarter last year.  Lower fuel surcharges on lower diesel fuel prices, coupled with our conversion of some fuel surcharges to price, was a drag on revenues, while revenues from higher commodity prices improved revenues when compared to the same period last year.  Volumes in our North segment delivered an improvement to revenues period-over-period and the operation of our Lachenaie gas plant was the principal driver of the revenue improvement from volumes.  These improvements were partially offset by softness in both transfer station and industrial volumes, which collectively were off the prior period mark in the central and eastern portions of our North segment.

Excluding the impact of FX, revenues in our North segment grew in the fourth quarter.  Higher pricing across all service lines contributed to this improvement with stronger commercial collection pricing delivering more revenues this quarter than the same quarter last year.  North segment revenues also improved on stronger volumes.  As previously noted, natural gas revenues from the start-up of a new gas plant at our Lachenaie landfill was the primary contributor to this improvement.  Revenues from landfill volumes were lower than prior period levels due in part to lower volumes received at sites in Central Canada, largely due to the timing of waste receipt, and lower volumes received at our Western Canadian sites, which is a reflection of a weaker economy between periods.  Acquisitions delivered no contribution to the improvement in revenues while fuel surcharges declined period-over-period on lower costs for diesel fuel.  Commodity pricing was a slight positive to revenues between periods.

2014-2013

Excluding the impact of FX, first quarter revenues in the North grew period-over-period.  Higher pricing across all service lines and stronger commodity pricing on a comparative basis were the primary contributors to revenue growth.  Volumes in our North segment were higher in our collection operations, but lower in our landfill and disposal operations.  The Calgary closure contributed to lower landfill revenues period-over-period, however, the volume of waste materials once directly destined for our Calgary landfill were largely received at the transfer station facility we opened in mid-2013.  Our Lachenaie landfill was hit

Progressive Waste Solutions Ltd. – December 31, 2015 - 28

hardest by weather in the first quarter of 2014 and volumes were down comparatively as a result.  Replacing volumes lost at our Lachenaie landfill due to the acquisition one of its largest customers by a competitor in 2013 also impacted revenues attributable to volumes.  Acquisition contributions weren’t significant between periods and the change in fuel surcharges was basically flat period-over-period.

In the second quarter, revenues in the North grew, net of FX, period-over-period.  Higher pricing across all service lines and stronger commodity pricing on a comparative basis were the primary contributors to this growth.  Volumes in the North segment were flat in total.  The Calgary closure contributed to lower landfill revenues on lower volumes period-over-period.  However, the volume of waste materials once destined for our Calgary landfill were largely received at the transfer station facility we opened in mid-2013.  The receipt of these volumes was a large contributor to the increase in transfer station revenues period-to-period.  Commercial and industrial volumes were both positive comparatively, but were offset by a decline in volumes from two lost residential collection contracts in the eastern portion of this segment.  Acquisition contributions, although not significant, did advance revenues period-over-period and fuel surcharges were slightly behind the mark set in the same period last year.

Third quarter revenues in the North grew period-over-period, net of FX.  Higher pricing across all service lines contributed to the growth in revenues.  Stronger commercial and industrial pricing were the primary contributors, coupled with stronger landfill pricing at one of our landfills in the western portion of this segment.  Volumes in our North segment were also strong this quarter.  Our Lachenaie landfill had a strong volume quarter, with higher MSW and soil volumes received at the site.  The improvement was due in part to lower third quarter volumes received in 2013 caused by the redirection of certain volumes to another site due to the acquisition of a significant regional competitor by the largest waste service provider in North America.  Transfer station volumes in the western portion of our North segment were significantly higher compared to the same period last year, partly because the transfer station opened late in the second quarter of 2013 and partly due to the Alberta flood, which permitted our Calgary landfill to remain open to flood debris during the third quarter of 2013.  Offsetting post-collection volume improvements was lower residential volumes in both the central and eastern portions of this segment, partially offset by a new contract win in British Columbia.  This segment also saw its industrial volumes rise comparatively, and the increase was realized across all areas of the segment.  Revenues from commodity pricing dropped between periods, while contributions from an acquisition completed earlier in 2014 more than offset the slight decline in fuel surcharges that resulted from lower comparative fuel prices.

In the fourth quarter, revenues in the North increased, net of FX.  Higher pricing across all service lines contributed to the increase with stronger commercial and industrial pricing accounting for most of the improvement.  Stronger landfill pricing at one of our landfills in the western portion of this segment also contributed to higher revenues from price.  Revenues also improved on stronger volumes.  Natural gas revenues from the start-up of a new gas plant at our Lachenaie landfill and higher transfer station volumes were the primary contributors to this improvement.  Revenues from landfill volumes were lower than prior period levels due in large part to lower soil volumes received at our Lachenaie site.  Acquisitions contributed to the improvement in revenues, reflecting the purchase of the remaining fifty percent interest in our equity accounted investee in the first quarter of 2014.  Fuel surcharges were relatively flat period-over-period and lower commodity pricing was a negative to revenues.

While we have made comparative improvements in every quarter, we caution readers that the economic climate continues to be fragile, which can impact certain services we offer and the revenues we generate from them.  Economic disruptions can have a significant impact on our ability to realize revenue growth in future periods and these disruptions apply to all of our segments.

West segment(D)

	Q4	Q3	Q2	Q1	Total
2015	$166,487	$171,576	$165,614	$158,392	$662,069
2014	$153,112	$154,316	$151,180	$143,771	$602,379
2013	$143,576	$146,611	$144,750	$136,323	$571,260

2015 less 2014 revenues	$13,375	$17,260	$14,434	$14,621	$59,690
2014 less 2013 revenues	$9,536	$7,705	$6,430	$7,448	$31,119

2015-2014

Revenues in our West segment improved over the first quarter last year.  Acquisitions were the primary reason for this increase.  Volume improvements also contributed to the growth of revenues.  Growth in this segment’s collection service lines

Progressive Waste Solutions Ltd. – December 31, 2015 - 29

delivered higher revenues from volumes and landfills delivered the most pronounced volume growth in our post collection service lines.  Landfill volumes were up and reflect higher volumes in many of our Texas and Missouri based landfills.  Collection volumes in this segment improved due to net residential contract wins coupled with an improvement in commercial collection volumes period-over-period.  Price improvement, while not as strong as volume growth, was up over the same period last year.  Pricing was strongest in our commercial, residential and landfill service lines and was either up or slightly down in this segment’s industrial collection line.  Commodity pricing was lower on a comparative basis and represented a drag to revenues.  Lower diesel fuel costs resulted in a retraction of fuel surcharge revenues as well.

Second quarter revenues in our West segment improved compared to the same period last year.  Acquisitions were the primary reason for this increase, with volume improvements contributing to revenue growth as well.  Revenue growth from volumes in this segment’s collection service lines increased, while combined transfer station and MRF volumes fell short of the prior period mark.  The decline in second quarter 2015 revenues from transfer station and MRF volumes was the result of clean-up volumes received at certain Louisiana based transfer stations in the second quarter last year.  Landfill volumes were essentially unchanged comparatively.  Price improvement delivered additional revenues over the same period last year and was strongest in our residential and landfill service lines.  Stronger landfill pricing from the mix of materials received was most prominent in our Louisiana based sites.  Commodity pricing was lower on a comparative basis and lower diesel fuel costs resulted in a retraction of fuel surcharge revenues.

Revenues in our West segment improved compared to the third quarter last year.  Acquisitions were the primary reason for this increase.  Volume improvements also contributed to revenue growth with the collection service lines delivering the largest improvement, while post collection volumes improved revenues as well.  The increase in third quarter 2015 revenues from higher commercial and industrial collection volumes was attributable to organic growth in our Texas based operations.  The improvement in revenues from post collection volumes reflects higher MSW and C&D volumes received at our Champ landfill.  Price improvements delivered additional revenues over the same period last year and were strongest in our residential, commercial and landfill service lines.  Stronger landfill pricing resulting from the mix of materials received was most prominent at our Champ landfill, while lower industrial pricing partially offset this improvement.  Commodity pricing was lower on a comparative basis while lower diesel fuel costs resulted in a reduction of fuel surcharge revenues.

Fourth quarter revenues in our West segment improved compared to the same period last year.  Acquisitions were the primary reason for this increase.  Volume improvements also contributed to improved revenues, most notably from our collection service lines, which was partially offset by a decline to revenues from lower overall post collection volumes.  The increase in fourth quarter 2015 revenues from higher commercial and industrial collection volumes was attributable to organic growth in our Texas based operations.  The decline in revenues from post collection volumes reflects lower special waste received on a comparative basis.  From a pricing perspective, price improvements delivered additional revenues over the same period last year and were strongest in our commercial and residential service lines.  Commodity pricing was slightly lower on a comparative basis while lower diesel fuel costs resulted in a reduction of fuel surcharge revenues.

2014-2013

The performance of our West segment was solid in the first quarter of 2014.  Improved revenue from higher volumes was the primary contributor to this segment’s revenue growth, comprising higher commercial and residential collection volumes and higher landfill volumes.  Collection volumes were improved on the strength of commercial volume growth in our Texas based operations, coupled with residential revenue improvements from wins in Texas and Louisiana.  On the landfill front, opening the Jefferson Parish landfill in 2013 contributed to higher comparative landfill revenues and landfills in our Texas operations received higher construction and demolition volumes as well.  On the pricing front, all service lines improved.  Commodity pricing was also higher period-over-period, but this improvement was fully offset by lower fuel surcharges.

In the second quarter, our West segment turned in another solid revenue performance.  Volume improvements were the primary contributor to revenue growth in this segment.  Revenues from collection volumes increased on higher commercial and residential volumes.  Commercial collection volumes were most improved in Texas, while residential contract wins in Texas and Louisiana drove residential revenues higher period-over-period.  Higher volumes received at our Jefferson Parish and Turkey Creek landfills were the primary reason for improved landfill revenues.  Improvements to price were strongest in our commercial and industrial service lines, but every service line realized improvement between periods.  Commodity pricing was also higher on a comparative basis and improvements to revenues from fuel surcharges and acquisitions were little changed period-over-period.

Our West segment improved third quarter revenues on a comparative basis.  Volume improvements contributed to the growth of revenues.  Collection volumes were up, as were volumes received at our landfills.   Improved collection volumes were largely attributable to residential contract wins in Texas and Louisiana.  Higher volumes received at many of our Texas

Progressive Waste Solutions Ltd. – December 31, 2015 - 30

based landfills contributed to higher revenues from improved landfill volumes.  Price improvements, while not as robust as volume growth, were improved over the comparative period across every service line.  This improvement was strongest in our commercial and industrial service lines.  Commodity pricing was slightly higher on a comparative basis, while contributions to revenues from fuel surcharges and acquisitions were little changed period-over-period.

Our West segment delivered strong revenue growth in the fourth quarter.  Stronger volumes in this segment contributed to the overall improvement, most of which was attributable to our collection service lines.  Residential contract wins in Texas and Louisiana were the most significant contributors to the improvement.  Industrial volumes were also robust quarter-over-quarter.  Stronger economic conditions in our Texas operations are the primary reason for the industrial volume improvement and higher volumes in our commercial collection service line contributed to the revenue improvement as well.  Volume improvements in our disposal service lines also improved revenues.  Landfill volumes were improved and reflect higher volumes at many of our Texas based landfills.  Improved pricing grew revenues over the comparative period and was strongest in our commercial and residential service lines.  Price was up across the remainder of our service lines as well.  We acquired a collection operation late in the fourth quarter of 2014, and this acquisition also contributed to the improvement in revenues between periods.  Commodity pricing and fuel surcharges were lower than the prior year period, reflecting the lower cost of fuel and changes in supply/demand conditions for commodities.

East segment(D)

	Q4	Q3	Q2	Q1	Total
2015	$154,904	$147,113	$148,736	$147,932	$598,685
2014	$164,590	$167,713	$169,877	$158,638	$660,818
2013	$166,356	$175,001	$173,202	$171,143	$685,702

2015 less 2014 revenues	$(9,686)	$(20,600)	$(21,141)	$(10,706)	$(62,133)
2014 less 2013 revenues	$(1,766)	$(7,288)	$(3,325)	$(12,505)	$(24,884)

2015-2014

East segment revenues were lower in the first quarter this year compared to last.  The sale of certain assets in Long Island, New York in February this year contributed to the decline in revenues period-over-period, coupled with the sale of a transfer station in the second quarter of last year.  These asset sales reflect our strategy to monetize unproductive or unprofitable assets and increase our return on invested capital and together are the primary reasons for the decline in revenues period-over-period.  This segment’s comparative revenue performance was also impacted by lower commercial and industrial volumes due to a measured and strategic effort to eliminate less profitable business commencing late in 2013 and continuing throughout most of 2014.  Landfill volumes into our Seneca Meadows landfill were also lower period-over-period, partially offset by higher comparative volumes received in our Florida based landfills.  Lower landfill volumes received at our East segment sites was due in large part to lower transportation revenues attributable to volumes received from the New York City Department of Sanitation.  Continued competition for a constrained volume stream and weather impacted revenues from our landfill operations in the East as well.  Pricing however was strong in our East segment across all service lines with stronger commercial pricing leading the improvement to revenues from price.  Lower fuel surcharges and commodity pricing combined to lower revenues between periods.

Revenues in our East segment were lower in the second quarter compared to the same period a year ago.  The sale of certain assets in Long Island, New York this year contributed to the decline in revenues period-over-period, coupled with the sale of a transfer station in the second quarter of last year.  These asset sales reflect our strategy to monetize unproductive or unprofitable assets and increase our return on invested capital.  Both volume and price improvements contributed to higher revenues.  Improved transfer station, MRF and landfill volumes were the primary contributors to this segment’s volume growth.  The improvement to transfer station volumes was largely centered in our New York City operations on higher New York Department of Sanitation volumes, while MRF volumes increased on new contract wins in our Florida operations.  Project volumes received at our JED landfill was the primary contributor to the improvement in revenues from landfill volumes in the quarter.  Partially offsetting these improvements were lower commercial and industrial volumes due to a measured and strategic effort to eliminate less profitable business that we commenced late in 2013 and continued throughout most of 2014.  On the pricing front, commercial pricing increased over the same period last year and contributed to the increase in revenues.  With the exception of a slight decline in landfill pricing, principally due to the mix of materials received, all other service lines delivered improvement on price.  Lower fuel surcharges and commodity pricing combined for a period-over-period revenue decline.

Progressive Waste Solutions Ltd. – December 31, 2015 - 31

Revenues in our East segment were down in the third quarter.  The sale of certain assets in Long Island, New York in February this year contributed to the decline in revenues period-over-period which reflects our strategy to monetize unproductive or unprofitable assets and increase our return on invested capital.  Notwithstanding, both volume and price improvements contributed to higher revenues on improved transfer station and MRF volumes.  The improvement to transfer station volumes was largely on account of higher New York Department of Sanitation volumes received by our New York City operations, while MRF volumes increased on new contract wins in our Florida operations.  Revenues from landfill volumes were also lower quarter-to-quarter on lower volumes received at our Bethlehem landfill due to airspace management and lower special waste volumes delivered to our JED landfill.  On the pricing front, commercial pricing increased over the same period last year and with the exception of slightly lower landfill pricing, principally due to the mix of materials received, all other service lines delivered improvement on price.  Lower fuel surcharges and commodity pricing combined for a period-over-period revenue decline.

Revenues in our East segment were down from the mark set in the fourth quarter last year.  The sale of certain assets in Long Island, New York in February this year was the largest contributor to the decline in revenues and reflected our strategy to monetize unproductive or unprofitable assets and increase our return on invested capital.  Notwithstanding, both volume and price improvements contributed to higher revenues on improved transfer station, residential collection and landfill volumes.  The improvement to transfer station volumes was largely on account of higher New York Department of Sanitation volumes and higher volumes received at certain Florida based transfer stations.  Residential revenues increased on higher volumes from new contract wins in Florida.  Landfill volumes increased revenues on the strength of waste received at our Blue Ridge landfill.  On the pricing front, commercial and industrial pricing were the primary contributors to improved revenues period-over-period.  With the exception of slightly lower pricing from other revenues, all other service lines delivered higher revenues on improved price.  Lower fuel surcharges and commodity pricing combined for lower period-over-period revenues.

2014-2013

Revenues in our East segment were off the mark set in the first quarter last year.  This segment’s comparative revenue performance was largely impacted by Sandy, but was also hampered by harsh weather in the first quarter of 2014.  Landfill and transfer station revenues were hardest hit by weather.  The sale of certain assets in Long Island, New York in 2013 also contributed to the decline in revenues period-over-period as did our strategic elimination of less profitable business.  This weaker performance was partially offset by higher landfill and transfer station volumes in our Florida operations resulting from higher construction and demolition volumes in the quarter.  We also recognized higher comparative gas revenues generated by our JED and Seneca Meadows landfills due to higher pricing which was largely due to weather.  Our Florida operations also achieved volume improvement at its MRFs and transfer stations due to contract wins secured in 2013.  Pricing in this segment improved and partially offset the weaker overall performance.  Stronger commercial collection pricing led this improvement.  Unlike the higher commodity pricing our North and West segments, this segment recognized a decline in revenues from lower commodity pricing.  Revenues from fuel surcharges were largely unchanged period-to-period.

Revenues in our East segment were down in the second quarter of 2014.  This segment’s comparative revenue performance was impacted by lower commercial and industrial volumes as a result of a measured and strategic effort to eliminate less profitable business.  The sale of certain assets in Long Island, New York in 2013 also contributed to the decline in revenues period-over-period.  These volume losses were partially offset by contract wins in Florida that delivered growth in our transfer station revenues.  The installation of a single stream MRF in our Florida operations also improved revenues period-over-period.  On the pricing front, almost every service line in this region grew revenues from price which was most pronounced in our commercial line of business.  Fuel surcharges improved while commodity pricing declined comparatively.

Revenue performance in our East segment was lower in the third quarter.  This segment’s comparative revenue performance was impacted by lower commercial and industrial volumes due to the strategic elimination of less profitable business.  The sale of certain assets in Long Island, New York in 2013 was also a contributing factor to the decline in revenues period-over-period as was the sale of a New York transfer station in the second quarter of 2014.  These asset sales reflected our strategy to monetize unproductive or unprofitable assets and increase our return on invested capital.  Landfill volumes into our Seneca Meadows landfill were also lower period-over-period.  Competitors in this segment were aggressive on price which resulted in a decline of volumes entering Seneca.  We remained firm on pricing at our Seneca Meadows landfill at the expense of volume, which supported our long-term strategy to maximize returns on invested capital.  Volumes received at our JED landfill in Florida were also off the prior period mark due to competitive market conditions.  Our MRF and transfer station performance in our Florida operations delivered improvement on the back of contract wins and strategic operational improvements.  Pricing was also stronger in our East segment on stronger commercial and industrial pricing.  Fuel surcharges were flat while commodity pricing fell in this region on a comparative basis.

Progressive Waste Solutions Ltd. – December 31, 2015 - 32

Fourth quarter revenues in our East segment were down period-to-period.  Lower commercial and industrial volumes, due to the elimination of less profitable business, accounted for most of the decline between periods.  The sale of a transfer station in our New York operations in the second quarter of 2014 also contributed to the decline.  The sale of this asset was consistent with our strategy to monetize unproductive or unprofitable assets and increase our return on invested capital.  Similar to the third quarter of 2014, MRF and transfer station volumes in our Florida operations delivered the most significant improvement on the back of contract wins and strategic operational improvements.  Lower volumes into our JED landfill in Florida due to heightened competitive market conditions partially offset this increase.  Pricing was strong in the fourth quarter of 2014 and increased over the prior period mark on the strength of comparative commercial and industrial pricing.  Fuel surcharges were flat while commodity pricing fell in this region comparatively.

Net income

	Q4	Q3	Q2	Q1	Total
2015	$45,719	$22,906	$37,130	$18,121	$123,876
2014	$18,931	$40,814	$40,852	$25,919	$126,516
2013	$36,242	$20,094	$32,293	$29,341	$117,970

2015 less 2014 net income	$26,788	$(17,908)	$(3,722)	$(7,798)	$(2,640)
2014 less 2013 net income	$(17,311)	$20,720	$8,559	$(3,422)	$8,546

Net income generally follows the rise and fall in revenues due to the seasonal nature of our business.  Net income is also impacted by changes in transaction and related costs, fair value movements in stock options, restricted share expense, non-operating or non-recurring expense, restructuring expenses, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, foreign exchange gains or losses, gains or losses on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt and other non-operating expenses which are not tied to the seasonal nature of our business and which fluctuate with other non-operating variables.  Net income is also impacted by net income tax expense or recovery and net income or loss from an equity accounted investee.

2015-2014

Net income in the first quarter of 2015 was lower than the achievement we posted in the first quarter of 2014.  Losses on financial instruments was the principle reason for the decline this quarter compared to last and primarily reflects the fair value movement of interest rate swaps.  In the prior year period, we recorded a one-time re-measurement gain on a previously held equity investment that was not repeated this year.  In addition, long-term debt expense was also higher because we added additional interest rate swaps between March and July last year and we carried higher average debt levels in the current period compared to the same period a year ago.  Collectively these items represent declines to net income which were partially offset by stronger operating income.  Higher operating income is due in large part to the current period gain we recorded on the sale of our Long Island, New York operations compared to the prior period loss we recognized on the termination of an operating contract we had for a landfill in Louisiana.

Net income in the second quarter of 2015 was lower than the same period last year. The impact on net income from the change in gains and losses on the sale of capital and landfill assets was significant and was due to the gains we posted in the second quarter last year on the sale of Calgary buffer lands, coupled with a gain on the sale of a transfer station that we posted in our East segment.  These gains, and their positive impact on net income, were essentially offset by an increase in gains recognized on financial instruments in the current year quarter compared to last year due to the estimated fair value change in interest rate swaps resulting from higher longer-term interest rates.   The benefit to net income from lower net income tax expense due to a softer operating performance this year compared to last was partially offset by the loss on debt extinguishment we recognized on the repayment of the term loan B component on our consolidated facility and the restructuring charges incurred in the second quarter this year.  Restructuring costs incurred in the current quarter were in support of our reorganized management structure, while the softer operating performance is the result of lower commodity revenues from declines in commodity pricing, higher bad debt expense and the Texas flooding we endured in the current quarter.  Finally, net income was positively impacted by lower amortization expense, which is largely attributable to asset divestitures.

Our net income achieved in the third quarter this year was lower than the mark set in the same period last year.  The largest single contributor to this decline was higher losses recorded on our fair value estimate of interest rate swaps led by a decline in longer-term interest rates.   These losses were partially offset by income tax recoveries as losses recorded for accounting purposes that had no corresponding tax value.  On a reported basis, EBITDA(A) was lower in the third quarter this year versus the same period a year ago due in part to FX, divestitures, a weaker operating performance in our West region and lower

Progressive Waste Solutions Ltd. – December 31, 2015 - 33

commodity prices, net of acquisitions and organic growth.  Lower amortization expense is almost entirely attributable to FX, but was also positively impacted by asset divestitures, net of acquisitions.

Net income in the fourth quarter this year was sharply higher than the same period a year ago.  The largest single contributor to this improvement was the fourth quarter gain we recorded on financial instruments this year compared to a loss in the same period last year.  Changes in the estimated fair value of interest rate swaps was the most significant contributor to this improvement which was due to a current quarter increase in longer-term interest rates.  Net income in the current quarter also benefited from lower amortization expense.  Lower amortization expense due to divested operations, fully amortized intangible assets,   lower landfill amortization resulting from a deemed expansion at our Ridge landfill, was partially offset by amortization attributable to acquisitions.  We also recorded an impairment charge in the fourth quarter last year for an impaired sorting and recycling asset in our North segment which also helped improve current quarter net income.  These improvements to net income were partially offset by the tax impact resulting from these improvements and lower recorded EBITDA(A).  EBITDA(A) was lower in the fourth quarter this year versus the same period a year ago due largely to FX.  Net of FX EBITDA(A) increased quarter-to-quarter on the back of acquisitions and net organic growth.

2014-2013

Net income in the first quarter of 2014 was lower than our achievement in the first quarter of 2013.  A weaker operating performance was the primary reason for the decline, due in large part to net income contributions in the comparable quarter from Sandy, our Calgary landfill and select assets that were sold in the second quarter of 2013.  2014 first quarter net income was also lower on account of harsh weather we experienced.  Losses on financial instruments were also higher in the first quarter of 2014 compared to 2013, due to fair value movements in hedges for diesel fuel, interest rates and foreign currency exchange exposures.  Partially offsetting the weaker operating performance and higher losses from financial instruments, was the current quarter recognition of a re-measurement gain on a previously held equity investment.  Finally, lower net income tax expense in the first quarter of 2014 compared to 2013 was also a partial offset.

Net income in the second quarter of 2014 was higher than the amount posted in the same period in 2013.  As noted in the first quarter discussion, we delivered a weaker comparative operating performance in the second quarter as well, due in large part to the Calgary closure and the sale of select assets in 2013.  We also operated a transfer station at a loss until the asset was sold late in the second quarter of 2014.  Looking beyond our operating performance, we recorded gains on the sale of capital and landfill assets which were significant in the second quarter of 2014.  These gains were the result of selling a transfer station in our East segment and selling buffer lands adjacent to our Calgary landfill site.  There were two other significant impacts to net income between periods.  First, we recorded significantly higher losses on financial instruments, which is largely attributable to fair value movements in interest rate swaps we entered into between August 2013 and March 2014.  In addition, foreign exchange gains were lower in the second quarter of 2014 compared to 2013.  Gains on foreign exchange transactions in the second quarter of 2013 were the result of an FX agreement we entered into to protect ourselves from further tax gains or losses resulting from the implementation of our long-term financing structure between Progressive Waste Solutions Ltd. and its primary operating subsidiaries.

Net income in the third quarter of 2014 was higher than the amount posted in the same quarter in 2013.  Lower SG&A expense, attributable to lower stock option expense and the reversal of certain compensation accruals in the third quarter of 2014, helped improve net income.  Lower amortization expense also translated to improved net income period-over-period.  Lower amortization expense reflects certain asset sales completed in our East segment in both 2014 and 2013, coupled with no amortization being recorded for certain Long Island, New York assets that were held for sale in the third quarter of 2014.  Amortization expense was also lower in the third quarter of 2014 due to the revocation of a redundant operating permit in the comparable period that exceeded the impairment charge recorded in 2014 for an impaired operating permit connected to surplus land.  We also recorded lower comparative foreign exchange losses.  In the comparative quarter, we cash settled all intercompany balances existing between the U.S. and Canada which resulted in us recognizing a FX loss.  These amounts were settled to comply with the upstream loan rules included in Bill C-48 issued by the Minister of Finance Canada.   Net income was also improved due to lower losses/higher gains recognized on certain financial instruments.  The favourable impact of fair value changes in interest rate swaps was partially offset by the unfavourable change in the fair value of fuel swaps.  The change in interest rates and fuel prices, together with the change in the number and duration of financial instruments we have outstanding was the root cause of the between period change and resulting improvement to net income.  Finally, these improvements were partially offset by higher interest expense.  Higher interest expense is the result of entering into fixed rate interest rate swaps, partially offset by lower borrowing levels and lower interest rates.

Net income in the fourth quarter of 2014 was lower than 2013.  Higher amortization expense, on an FX adjusted basis, reflects higher intangible and capital asset amortization due in large part to impairment charges recorded in the fourth quarter of 2014.  Landfill amortization was lower between periods, due principally to the between period revision to estimated cash

Progressive Waste Solutions Ltd. – December 31, 2015 - 34

flows attributable to our landfill closure and post-closure obligations.  On a reported basis, there was no change to interest on long-term debt between periods since the period-over-period increase was fully offset by FX.  Net gains of sales of capital and landfill assets, were inconsequential, and reflected normal course sales of fully utilized assets.  The change in net gains and losses on financial instrument had a significant impact on net income period-to-period.  Higher current period losses were due in large part to fair value changes for interest rate swaps and fuel hedges.  Changes in interest rates and the notional amount of debt we had hedged were the primary reasons for the comparative increase.  The recent decline in WTI crude pricing and diesel fuel index resulted in our fuel hedges being more expensive than the price we would incur to hedge fuel today.  In the fourth quarter of 2014, net income only benefited slightly from lower foreign exchange losses and lower losses on debt extinguishment.  Lower losses on debt extinguishment reflected the prior period write-off of deferred financing costs on the repayment of the Seneca IRB.  Net income tax expense was lower period-over-period and was a positive to net income.  Lower income tax expense reflects lower income subject to tax, partially offset by higher cash taxes.  The increase in cash taxes represented withholding taxes on dividends received from our U.S. operating subsidiary that were used to repurchase shares.

The variability of net income quarter-to-quarter is due in large part to the fluctuation of non-operating variables which are largely outside of our control, and in certain circumstances are the result of the accounting treatment we have elected to take.  Additionally, non-recurring or non-operational items have also impacted the comparability of net income quarter-to-quarter.

Net income per weighted average share, basic and diluted

2015-2014

Net income per weighted average share was lower in the first three quarters of 2015, but higher in the fourth.  Changes to net income are outlined above, and for the first three quarters of the year reflect a softer operating performance, partially offset by lower resulting income tax expense, higher current year restructuring expenses and a loss recorded on debt extinguishment.  Lower gains on capital and landfill asset sales combined with higher losses on financial instruments lowered net income significantly.  The fourth quarter improvement was largely attributable to higher comparable gains posted on financial instruments and lower amortization expense.  These fourth quarter improvements to net income were partially offset by lower reported EBITDA(A), due to FX exceeding improvements to EBITDA(A) from acquisitions and operations.  The comparative change in our weighted average share count is due to the repurchase of shares in the last year, as applicable to each quarter, and didn’t have a significant impact on the calculation of net income per weighted average share in any period.

2014-2013

Net income per weighted average share was lower in the first and fourth quarters of 2014 versus the same periods in 2013, due principally to a decline in net income, details of which are outlined above.  The comparative change in our weighted average share count wasn’t significant and as such did not have a meaningful impact on the calculation of net income per weighted average share.

Net income per weighted average share was higher in the second and third quarters of 2014 versus the same periods in 2013 on better net income, details of which are outlined above.  The comparative change in our weighted average share count wasn’t significant and as such did not have a meaningful impact on the calculation of net income per weighted average share.

Progressive Waste Solutions Ltd. – December 31, 2015 - 35

Financial Condition

(all amounts are in thousands of shares and U.S. dollars, excluding per share amounts, unless otherwise stated)

Selected Consolidated Balance Sheet Information
	North -	U.S. segments -	Consolidated -	North -	U.S. segments -	Consolidated -
	December 31, 2015(*)	December 31, 2015(*)	December 31, 2015	December 31, 2014(*)	December 31, 2014(*)	December 31, 2014

Accounts receivable	$87,087	$120,549	$207,636	$104,504	$111,697	$216,201
Intangibles	$40,580	$136,393	$176,973	$58,177	$107,752	$165,929
Goodwill	$303,917	$582,994	$886,911	$362,599	$574,695	$937,294
Landfill development assets	$15,067	$-	$15,067	$14,463	$-	$14,463
Capital assets	$320,128	$608,983	$929,111	$360,141	$568,409	$928,550
Landfill assets	$118,441	$814,154	$932,595	$156,536	$779,559	$936,095
Working capital position (deficit) - (current assets less current liabilities)	$6,027	$(30,934)	$(24,907)	$(1,275)	$(33,519)	$(34,794)

Note:
(*)Includes certain corporate assets and liabilities, when applicable.

Accounts receivable - December 31, 2015 versus December 31, 2014
Change - Consolidated	$(8,565)
Change - North	$(17,417)
Change - U.S. segments	$8,852

The approximately $8,600 decline in consolidated accounts receivable comprises a decline in North segment receivables of approximately $17,400, partially offset by an increase in U.S. segment receivables of approximately $8,800.  Excluding the impact of FX, receivables in our North segment declined approximately $600.  The most significant change between years occurred at our landfills, where higher amounts owing to our Lachenaie site were partially offset by lower amounts owing to our Coronation and Ottawa landfills.  The receipt of special waste and other waste materials and the timing of payment are the principal reasons for changes across these three sites.  Waste to energy receivables were higher at the Lachenaie site year-over-year as well.

The increase in U.S. segment accounts receivable was approximately $8,900.  Higher waste volumes at certain landfills in the East and West segments increased receivables by approximately $2,100.  Acquisitions contributed to the higher receivables balance as well, which is chiefly attributable to our platform acquisition in South Carolina.  Certain amounts owing to us from the current year sale of operations in Long Island, New York also contributed to the increase in receivables year-to-year by approximately $3,500.  These increases were partially offset by lower receivables owing to our New York operations resulting from billing and payment delays occurring at the end of last year that have since been rectified.  Higher bad debt provisions recorded in our Florida operations partially offset these increases as well.

Intangibles - December 31, 2015 versus December 31, 2014
Change - Consolidated	$11,044
Change - North	$(17,597)
Change - U.S. segments	$28,641

The consolidated increase in intangibles reflects intangible asset amortization and FX that were outpaced by additions.  Consolidated amortization was approximately $43,200 with approximately $8,900 attributable to the North and the balance, approximately $34,300, attributable to our U.S. segments.  The FX impact on intangibles recorded in our North contributed approximately $8,700 to the decline between periods.  Intangible asset additions reflect adjustments to two acquisitions completed in our West segment late last year, approximately $22,100, coupled with four tuck-in acquisitions completed in our East and West segments this year and our platform acquisition in South Carolina.

Progressive Waste Solutions Ltd. – December 31, 2015 - 36

Goodwill - December 31, 2015 versus December 31, 2014
Change - Consolidated	$(50,383)
Change - North	$(58,682)
Change - U.S. segments	$8,299

The decline in goodwill is principally attributable to the change in FX, approximately $58,700, coupled with the reclassification of goodwill to intangibles and capital assets for two acquisitions completed late in 2014, approximately $21,700.  These declines were partially offset by additions to goodwill from four tuck-in acquisitions completed in the year, the payment of contingent consideration for acquisitions completed prior to 2009 resulting from the achievement of various business performance targets, and the platform acquisition completed in South Carolina this year.

Landfill development assets - December 31, 2015 versus December 31, 2014
Change - Consolidated	$604
Change - North	$604
Change - U.S. segments	$-

The increase to landfill development assets reflects costs incurred to develop a replacement landfill in our North segment’s operations in the west, which outpaced FX of approximately $2,900.

Capital assets - December 31, 2015 versus December 31, 2014
Change - Consolidated	$561
Change - North	$(40,013)
Change - U.S. segments	$40,574

Capital assets in our North segment declined between periods.  Amortization, FX and working capital changes of approximately $48,100, $59,800 and $2,100, respectively, outpaced additions of approximately $71,300.  Changes to capital asset additions between periods are outlined in the Other Performance Measures section of this MD&A.  Growth spending is largely attributable to investments we made in property and vehicles to service a residential collection contract win that we commenced servicing in January 2016.  Growth containers and other growth vehicles and equipment reflect organic growth in our North segment operations between periods.

The increase in U.S. segment capital assets is due to additions of approximately $126,600 and capital assets acquired by acquisition, approximately $23,100, outpacing amortization of approximately $97,900 and non-cash changes in working capital, approximately $7,000.  Changes to capital asset additions between periods are outlined in the Other Performance Measures section of this MD&A.  Additions in the current year represent replacement spending for vehicles and equipment, including automated side and front load and CNG vehicles in our East and West segments, and higher infrastructure spending in our East segment.  Growth spending for new contracts wins in our West segment also contributed to additions in the current year.   A platform acquisition in South Carolina this year was the primary contributor to the increase in capital assets from acquisition.

Please refer to the Other Performance Measures – Capital and landfill purchases section of this MD&A for additional details surrounding the comparative change in current period additions.

Landfill assets - December 31, 2015 versus December 31, 2014
Change - Consolidated	$(3,500)
Change - North	$(38,095)
Change - U.S. segments	$34,595

In total, landfill assets declined between December 2014 and 2015 by approximately $3,500.  Total consolidated additions, approximately $57,600, and landfill assets acquire through acquisition, approximately $21,500, were outpaced by FX and amortization, approximately $24,200 and $68,100, respectively.  Amortization is expressed net of amortization attributable to the capitalization of landfill retirement obligations.  The balance of the change is due to the change in working capital.

In our North segment, amortization, including the amortization of capitalized landfill retirement obligations, totaled approximately $21,400, and together with FX and working capital changes more than offset landfill asset additions and

Progressive Waste Solutions Ltd. – December 31, 2015 - 37

capitalized landfill retirement obligations.  Landfill additions and capitalized landfill retirement obligations were approximately $10,300 combined.  Additions represent cell or site development expenditures incurred principally at our Coronation, Lachenaie and Ottawa landfills.  Working capital changes decreased the value of landfill assets between years by approximately $2,800.

In our U.S. segments, additions were principally attributable to cell or site development at our JED, Seneca Meadows, Champ and Bethlehem landfills and, in total, landfill additions were approximately $46,000.  Amortization, net of working capital changes, partially offset landfill asset additions and capitalized landfill retirement obligations.

Working capital position - December 31, 2015 versus December 31, 2014
Change - Consolidated	$9,887
Change - North	$7,302
Change - U.S. segments	$2,585

Our working capital position strengthened on a consolidated basis.

Our North segment realized a decline in total current assets of approximately $18,300 and a decline in current liabilities of approximately $25,600, which together led to a stronger working capital position of approximately $7,300.  Net of FX, current assets in our North segment increased approximately $2,400, while current liabilities decreased by approximately $6,100.  The discussion that follows excludes the impact of FX.

The increase in current assets was due in part to an increase in cash and cash equivalents of approximately $3,400 and this increase is the result of timing.  Prepaid expenses increased approximately $1,100 due in large part to new subscription fees for software.  These increases were partially offset by lower accounts receivable balances, details of which are outlined in the Financial Condition section of this MD&A, and lower income tax recoverable balances totaling approximately $1,600.  The decline in income taxes recoverable reflects the difference between our estimate of amounts owing and paid to the tax authorities for the year relative to the amount of taxable income we generated.  In short, the decline in income taxes recoverable reflects an overpayment position in 2014 that didn’t repeat in 2015.

On the liability side, lower long-term debt balances classified as current was the primary reason for the decline.  In connection with the amendment and restatement of our consolidated facility, we are no longer required to make quarterly repayments on the Term loan component of the facility.  Accordingly, the current portion of long-term debt declined between periods by approximately $5,000 as a result of this change.  Landfill closure and post-closure costs also declined between years by approximately $1,300.  The deemed expansion of our Ridge landfill in the current year, coupled with differences in the timing of closure activities between years, are the primary reasons for this decline.

Our U.S. segment saw its working capital position improve year-over-year by approximately $2,600.  This improvement reflects a decrease in current assets of approximately $2,100, coupled with a decline of approximately $4,700 in current liabilities.  On the asset side, prepaid expenses and cash and cash equivalents declined about $3,200 and $7,800, respectively.  These declines were partially offset by an increase in accounts receivable of approximately $8,900.  Details of the increase in accounts receivable are outlined in the Financial Condition section of this MD&A, while the decline in cash and cash equivalents is a function of timing.  The decline in prepaid expenses is attributable to the amortization of five year pollution insurance policies, coupled with lower inventory balances year-to-year.

The decline in current liabilities for our U.S. segment is largely attributable to an approximately $27,400 decline in accrued charges.  The primary reason for this decline is the result of amounts owing for an acquisition we closed and obtained control of on December 31, 2014, but didn’t pay for until January 2, 2015.  This decline was partially offset by higher accrued payroll and insurance accruals, reflecting differences in the timing of payment and the timing of insurance billings.  The balance of the change is the result of higher accounts payable, deferred revenues and other liability balances.  The increase in accounts payable is due in part to lower accruals for certain costs, including disposal and franchise fees, that were captured in accounts payable at the end of this year, approximately $7,800, coupled with higher accounts payable balances attributable to current year acquisitions and the timing of payment.  The increase is deferred revenues is due to acquisitions and organic growth in certain Florida, Texas, Louisiana and Missouri markets.  The increase in other liabilities is due to a change in the estimated fair value of financial instruments, related principally to fuel hedges.

Progressive Waste Solutions Ltd. – December 31, 2015 - 38

Disclosure of outstanding share capital
	December 31, 2015
	Shares	$

Common shares	109,303	1,691,963
Restricted shares	(497)	(12,461)
Total contributed equity	108,806	1,679,502

	February 23, 2016
	Shares	$

Common shares	109,303	1,691,963
Restricted shares	(497)	(12,461)
Total contributed equity	108,806	1,679,502

Normal course issuer bid (“NCIB”)

We received approval for our NCIB to purchase up to 10,000 of our common shares over a twelve month period commencing on August 28, 2015.  Daily purchases are limited to a maximum of 59.725 shares on the TSX.  The TSX rules also allow us to purchase a block of common shares, once a week, that are not owned by any insiders, and this block purchase can exceed our daily limit.  We expect to cancel any shares that are purchased pursuant to the NCIB.

For the year ended December 31, 2015, 3,208 common shares were purchased and cancelled.

As of February 23, 2016, no additional common shares were purchased under the NCIB, and it is anticipated that we will not make any further purchases pursuant to our NCIB.

Shareholders’ equity

We are authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

Common shareholders are entitled to one vote for each common share held and to receive dividends, as and when determined by the Board of Directors.  Common shareholders are entitled to receive, on a pro rata basis, the remaining property and assets of the Company upon dissolution or wind-up, subject to the priority rights of other classes of shares.

Special Shares

No special shares are outstanding.  Special shareholders are entitled to one vote for each special share held.  The special shares carry no right to receive dividends or to receive the remaining property and assets of the Company upon dissolution or wind-up.

Preferred Shares

No preferred shares are outstanding.  Each series of preferred share, when issued, will have rights, privileges, restrictions and conditions determined by the Board of Directors prior to their issuance.  Preferred shareholders are not entitled to vote, but take preference over the common shareholders in the remaining property and assets of the Company in the event of dissolution or wind-up.

Progressive Waste Solutions Ltd. – December 31, 2015 - 39

Liquidity and Capital Resources

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Contractual obligations			December 31, 2015
	Payments due
	Total	Less than 1 year	1-3 years	4-5 years	Greater than 5 years

Long-term debt (current and long-term)	$1,544,782	$-	$-	$1,480,782	$64,000
Interest on long-term debt(*)	146,859	32,595	97,785	16,229	250
Landfill closure and post-closure costs, undiscounted	726,439	10,717	22,111	26,272	667,339
Interest rate swaps	21,664	9,473	7,541	3,076	1,574
Commodity swaps	3,942	3,099	843	-	-
Foreign currency exchange agreements	7,500	7,500	-	-	-
Operating leases	54,046	11,834	18,606	12,420	11,186
Capital leases	8,916	1,150	2,427	2,549	2,790
Total contractual obligations	$2,514,148	$76,368	$149,313	$1,541,328	$747,139

Note:

(*)Long-term debt attracts interest at variable interest rates.  Interest on variable rate debt is calculated based on borrowings and interest rates prevailing at December 31, 2015.  Interest is calculated through the period to maturity for all long-term fixed rate debt instruments.

Long-term debt

Summarized details of our long-term debt facilities at December 31, 2015, are as follows:

	Available lending	Facility drawn	Letters of credit	Available capacity

Credit Agreement
Revolving facility	$1,850,000	$980,782	$177,141	$692,077
Term A facility	$500,000	$500,000	$-	$-

U.S. long-term debt facilities
IRBs(*)	$64,000	$64,000	$-	$-

Note:

(*)IRB drawings at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on our consolidated facility.  However, IRB drawings bearing interest at floating rates requires us to issue letters of credit equal to the principal amount of the IRB drawn.

Funded debt to EBITDA (as defined and calculated in accordance with our consolidated facility)

At December 31, 2015, funded debt to EBITDA is as follows:

	December 31, 2015	December 31, 2014

Funded debt to EBITDA	3.22	2.95
Funded debt to EBITDA covenant maximum	4.00	4.00

The ratio of funded debt to EBITDA typically includes first year pro forma EBITDA for completed acquisitions and for new municipal waste collection contracts.  It is expected that the net cash flows from these acquisitions and municipal contract wins will be positive and contribute to an improvement in the amount of funded debt relative to EBITDA beyond the first year of operation.  Cash flow contributions from growth and infrastructure spending are expected to improve this relationship as well.

Consolidated facility

On December 31, 2015, advances under the consolidated facility were approximately $980,800 which excludes amounts drawn on the senior secured term loan A facility and total letters of credit amounting to approximately $177,100.  Available

Progressive Waste Solutions Ltd. – December 31, 2015 - 40

capacity at December 31, 2015, excluding the accordion, was approximately $692,100 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our consolidated facility) was 3.22 times.  On a consolidated basis, net long-term debt drawings increased since December 31, 2014 by approximately $62,800.  Acquisitions were the primary reason for this increase.  Cash from operations, coupled with proceeds from the sale of our Long Island, New York operations, covered capital spending, dividends, share repurchases and a portion of the monies spent for acquisitions in the current year.

Interest rate swaps

Since August 2013, we entered into interest rates swaps to fix the interest rate on $825,000 of notional borrowings under our consolidated facility.  At current LIBOR rates, the annualized increase in interest expense attributable to these swaps is approximately $14,500.

Consolidated lending facility

On October 24, 2012, we entered into a $2,350,000 Credit Agreement and concurrently repaid all outstanding indebtedness under our Canadian and U.S. facilities and our series B, senior secured debenture that existed at the time.  The consolidated facility was subsequently amended and restated on November 26, 2013 and was further amended and restated on June 30, 2015.  The November 26, 2013 amendment resulted in lower applicable margins on both the senior secured term B facility (the “term B facility”) and consolidated revolver drawings and extended the maturity date of the consolidated revolver to October 24, 2018.  The June 30, 2015 amendment resulted in the replacement of the term B facility with a senior secured term A facility (the “term A facility”), coupled with a further decline in applicable margins, excluding margins on letters of credit, the removal of the LIBOR floor on term loan borrowings and an extension of the consolidated facility’s maturity date to June 30, 2020.

The borrower under the consolidated facility is Progressive Waste Solutions Ltd. (“Progressive”) and the facility is guaranteed by all of Progressive’s subsidiaries, excluding certain subsidiaries as permitted by the consolidated facility.  The consolidated facility is now comprised of a $500,000 five-year senior secured term A facility, which was fully drawn on June 30, 2015, and a $1,850,000 five-year senior secured revolving facility (“consolidated revolver”).  The consolidated facility has a $1,000,000 accordion feature, which is available subject to certain conditions.  Proceeds from the original consolidated facility were used to refinance previously existing indebtedness while proceeds from the current consolidated facility were used to refinance the term B facility.  Drawings on the current consolidated facility may be used for permitted acquisitions, as defined by the agreement, capital expenditures, working capital, letters of credit and general corporate purposes.  Amounts drawn on the consolidated revolver, plus accrued interest, are repayable in full at maturity.  Amounts outstanding under the term A facility, plus accrued interest, are also repayable in full at maturity.  The term A facility is also subject to mandatory prepayment if certain conditions exist, which include net cash proceeds from the sale of assets and the issuance of additional indebtedness that does not constitute permitted indebtedness, each of which are subject to various conditions.

The consolidated facility requires us to provide the lenders with a first priority perfected security interest in all the present and future assets of Progressive and its subsidiaries, including all present and future intercompany indebtedness and a pledge of all of the equity interests in each of its direct and indirect subsidiaries, subject to certain conditions.  Certain subsidiaries, real estate and equipment are excluded from the first priority perfected security requirement unless requested by the lenders.  The consolidated facility permits a maximum consolidated total funded debt to four-quarter consolidated EBITDA ratio (“leverage ratio”) of four times, as defined therein.  In the event we deliver a corporate credit rating from two of Standard & Poor’s (“S&P”), Moody’s or Fitch of at least BBB- or equivalent (with a stable outlook or better) to our lenders, we may elect to have the security interests of the lenders terminated, provided that any incremental term A facility is repaid in full. Should this occur, our maximum leverage ratio declines to three and one half times.  The leverage ratio increases to four and one half times if we obtain unsecured indebtedness in an aggregate amount of not less than $250,000 for as long as long as the unsecured indebtedness remains outstanding and can increase to four and one half times at our election for a period of four consecutive quarters following any acquisition or series of acquisitions that exceed $250,000 in aggregate consideration.  The consolidated facility also requires a minimum four quarter consolidated EBITDA to consolidated interest expense ratio (“interest coverage ratio”) of two and one half times, subject to certain conditions, and two and three quarter times if we elect to have the security interests of the lenders terminated.  Borrowings on the consolidated revolver are available in either U.S. or Canadian dollars.

Pricing on the consolidated facility for U.S. base and Canadian prime rate loans is the U.S. base or Canadian prime rate plus an applicable margin which ranges from 0.00% to 0.75% depending on our leverage ratio.  Borrowings on LIBOR based or BA loans are LIBOR or BA plus 1.00% to 1.75% depending on our leverage ratio.  BA equivalents are priced at the BA equivalent plus 10 basis points plus 1.00% to 1.75%.  Letter of credit fees are 1.00% to 1.75% and the commitment fee is 0.20% to 0.35%.  If an event of default occurs, the applicable margin on all obligations owing under the consolidated facility would increase by 2.0% per annum.  Letters of credit and commitment fees are payable quarterly in arrears.  Interest on borrowings is payable quarterly in arrears for U.S. base and Canadian prime rate loans and monthly in advance on BA and BA equivalent loans.  Interest on LIBOR based loans is payable in arrears in accordance with the tenor of the drawing.  Pricing on the term A facility is LIBOR plus an applicable margin ranging from 1.00% to 1.75% depending on our leverage ratio.

Progressive Waste Solutions Ltd. – December 31, 2015 - 41

Working capital

Our consolidated working capital deficit at December 31, 2015, is approximately $24,900.  It is common for us to operate with a slight working capital position or deficit.  The current year deficit represents an improvement compared to last year due in part to a decline in current liabilities that is largely attributable to an acquisition we closed on December 31, 2014, but funded January 2, 2015.  Details of the change in our working capital position can be found in the Financial Condition section of this MD&A.  Our treasury function actively manages the Company’s available working capital with the objective of reducing accounts receivable days outstanding, actively managing payments to our suppliers, and limiting the amount of cash and cash equivalents on hand in favour of reducing long-term debt advances, amongst others.  Our ability to generate cash from operations is healthy and we view our access to funds available under our consolidated facility to be sufficient to meet our working capital needs.  Please refer to the Outlook section of this MD&A for additional discussion regarding our longer term liquidity requirements.

Risks and restrictions

Drawings on our term A facility, senior secured revolving facility (“consolidated revolver”) and our IRBs are subject to interest rate fluctuations with bank prime, BAs or LIBOR.  Term A facility drawings, $500,000, consolidated revolver drawings, $155,732, expressed net of interest rate swaps on notional borrowing of $825,000, and amounts drawn on our IRBs at December 31, 2015, $64,000, are subject to interest rate risk.  A 1.0% rise or fall in the variable interest rate results in a $5,000, $1,600 and $640, change in interest expense on an annual basis, respectively.  A rise or fall in interest expense incurred by our Canadian business reduces current income tax expense.  Our U.S. business currently has losses available to shelter income otherwise subject to tax.  Accordingly, an increase in interest expense results in lower deferred income tax expense.  The inverse relationship between interest expense and both current and deferred income tax expense holds true for our Canadian and U.S. businesses should interest rates decline.

We are obligated under the terms of our consolidated facility and IRBs (collectively the “facilities”) to repay the full principal amount of each at their respective maturities.  A failure to comply with the terms of any facility could result in an event of default which, if not cured or waived, could accelerate repayment of the underlying indebtedness.  If repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.  Based on current and expected future performance, we expect to refinance these facilities in full on or before their respective maturities.

The terms of the facilities contain restrictive covenants that limit our discretion with respect to certain business matters.  These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the consolidated facility contains financial covenants that require us to meet certain financial ratios and financial condition tests.  A failure to comply with any of the terms of these facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment.  If the repayment of these facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay the facilities in full.

Fuel hedges, interest rate swaps and foreign currency exchange agreements at December 31, 2015

U.S. fuel hedges
Date entered	Notional amount (gallons per month expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

April 2015	84,000	$1.90	NYMEX Heating Oil Index	January 2016	December 2016
April 2015	84,000	$1.91	NYMEX Heating Oil Index	January 2016	December 2016
July 2015	84,000	$1.77	NY Harbor ULSD	January 2016	December 2016
July 2015	84,000	$1.88	NY Harbor ULSD	January 2017	December 2017
July 2015	84,000	$1.77	NYMEX Heating Oil Index	January 2016	December 2016
July 2015	84,000	$1.87	NYMEX Heating Oil Index	January 2017	December 2017
November 2015	84,000	$1.53	NY Harbor ULSD	January 2016	December 2016
November 2015	84,000	$1.53	NYMEX Heating Oil Index	January 2016	December 2016
December 2015	84,000	$1.45	NY Harbor ULSD	January 2016	December 2016

Progressive Waste Solutions Ltd. – December 31, 2015 - 42

Interest rate swaps
Date entered	Notional amount	Fixed interest rate (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

August 2013	$35,000	2.97%	0.23%	September 2013	September 2023
August 2013	$40,000	2.96%	0.23%	September 2013	September 2023
September 2013	$25,000	1.10%	0.23%	September 2013	September 2016
September 2013	$25,000	1.10%	0.23%	September 2013	September 2016
September 2013	$25,000	1.95%	0.23%	September 2013	September 2018
September 2013	$25,000	1.95%	0.23%	September 2013	September 2018
September 2013	$25,000	2.30%	0.23%	September 2013	September 2020
September 2013	$25,000	2.30%	0.23%	September 2013	September 2020
September 2013	$25,000	1.60%	0.23%	September 2013	September 2018
September 2013	$25,000	1.60%	0.23%	September 2013	September 2018
October 2013	$25,000	1.51%	0.23%	October 2013	September 2018
October 2013	$25,000	1.53%	0.23%	October 2013	September 2018
October 2013	$15,000	2.65%	0.23%	October 2013	September 2023
October 2013	$20,000	2.64%	0.23%	October 2013	September 2023
November 2013	$25,000	1.50%	0.23%	November 2013	September 2018
November 2013	$25,000	1.50%	0.23%	November 2013	September 2018
December 2013	$20,000	2.18%	0.23%	December 2013	September 2020
December 2013	$20,000	2.17%	0.23%	December 2013	September 2020
December 2013	$10,000	2.96%	0.23%	January 2014	September 2023
December 2013	$15,000	0.75%	0.23%	January 2014	September 2016
December 2013	$15,000	0.79%	0.23%	January 2014	September 2016
December 2013	$15,000	1.62%	0.23%	January 2014	September 2018
December 2013	$30,000	1.66%	0.23%	January 2014	September 2018
March 2014	$25,000	2.25%	0.23%	March 2014	March 2021
March 2014	$25,000	2.26%	0.23%	March 2014	March 2024
March 2014	$25,000	2.25%	0.23%	March 2014	March 2021
March 2014	$25,000	2.78%	0.23%	March 2014	March 2024
March 2014	$20,000	1.67%	0.23%	March 2014	March 2019
March 2014	$20,000	1.67%	0.23%	March 2014	March 2019
March 2014	$20,000	2.27%	0.23%	March 2014	March 2021
March 2014	$20,000	2.26%	0.23%	March 2014	March 2021
March 2014	$30,000	2.79%	0.23%	March 2014	March 2024
March 2014	$35,000	1.64%	0.23%	March 2014	September 2018
March 2014	$25,000	1.03%	0.23%	March 2014	March 2017
July 2014	$20,000	2.65%	0.23%	July 2014	June 2024

Foreign currency exchange agreements
Date entered	U.S. dollars purchased	Foreign currency exchange rate	Effective date

December 2015	$7,500	1.3889	January 2016

Credit ratings of securities and liquidity

Our access to financing depends on, among other things, market conditions and maintaining our credit ratings.  Our credit ratings may be adversely affected by various factors, including increased debt levels, declines in customer demands for our services, increased competition, a deterioration in general economic and business conditions and adverse publicity.  Any downgrade in our credit rating may impede our access to debt markets, raise our borrowing rates or affect our ability to enter into interest rate swaps.  A downgrade may also preclude us from entering into commodity swaps to hedge diesel fuel or other commodities or enter into foreign currency exchange agreements.

Ratings

Moody’s Investor Service (“Moody’s”) has rated our consolidated facility as Ba1, with a stable outlook. Standard & Poor’s (“S&P”) has assigned a rating of BBB stable.

Progressive Waste Solutions Ltd. – December 31, 2015 - 43

Cash flows
	Year ended
	December 31
	2015	2014	Change

Cash flows generated from (utilized in):

Operating activities	$415,015	$399,726	$15,289
Investing activities	$(311,128)	$(289,455)	$(21,673)
Financing activities	$(98,747)	$(94,747)	$(4,000)

Operating activities

Year ended

Overall, we expect working capital changes to reflect the growth in our business.  We also expect non-cash working capital changes in the first half of the year to reflect a use of cash due to the timing of cash compensation payments.  Cash compensation payments accrued at the end of a year are typically made in the first quarter of the following year.  We further expect non-cash working capital uses to increase in tandem with the seasonal nature of our business.

For the year, cash generated from operating activities exceeded the mark set last year.  The approximately $15,300 increase reflects a higher source of cash from non-cash changes in working capital of approximately $43,200, partially offset by lower as reported EBITDA(A), approximately $35,300.  Non-cash working capital changes are due to higher sources of cash from changes in capital and landfill expenditures and accounts payable, coupled with FX, and partially offset by a higher use of cash for accrued charges.  Capital and landfill expenditures represented a working capital use of cash totaling approximately $23,900 in 2014, versus a working capital source of approximately $1,500 in 2015.  The timing of both capital and landfill asset purchases, and payment thereof, influenced this change.  At the end of 2014, there was a significant number of vehicles and equipment that we had received, but hadn’t paid for when compared to amounts we owed at the end of 2013.  The same is true at the end of 2015, whereby certain capital assets for contract start-up’s that we commenced servicing in 2016 and other growth capital has been received but remains unpaid.  Accordingly, there was no significant change in unpaid capital and landfill assets between 2015 and 2014, but the change was significant between 2014 and 2013.  For accounts payable, we recognized a non-cash source of cash totaling approximately $9,500 which compares to a non-cash use of cash of approximately $19,500 in 2014.  While accounts payable is impacted by the timing and payment of capital and landfill spending, it is also impacted by the timing of payment for other suppliers to our business.  The movement in accrued charges in 2015 resulted in a use of cash totaling approximately $11,100.  The timing of payment for an acquisition we completed at the end of 2014, but paid for in 2015, was the primary reason for this change.  In the comparative year, the change in accrued charges represented a source of cash totaling approximately $7,700, which changed for largely the same reason outlined above.  The balance of the change reflects the impact of foreign currency on U.S. dollar denominated debt recorded on our Canadian company’s balance sheet.  The deterioration in the Canadian dollar relative to its U.S. counterpart has created a higher source of cash in the current year compared to last year.  Lower as reported EBITDA(A) partially offset this net benefit to cash from operations, details of each component comprising EBITDA(A) are outlined in the Review of Operations section of this MD&A.

Investing activities

Year ended

Cash utilized in investing activities was higher this year compared to last by approximately $21,700.  Acquisitions were the primary reason for this increase which outpaced the prior year spend by approximately $61,300.  A platform acquisition in South Carolina this year is the primary reason for this increase.  Higher spending for capital assets and landfill assets totaled approximately $18,000.  The reasons for this increase are outlined in the Other Performance Measures section of this MD&A.  These increasing uses of cash were partially offset by proceeds of approximately $76,200 received on the sale of our Long Island, New York operations.  Finally, we received lower proceeds on the sale of capital and landfill assets between years totaling approximately $22,200 representing a lower source of current year cash versus the comparative year.  The decline in proceeds realized on the sale of capital and landfill assets is largely attributable to the prior year sales of Calgary landfill buffer lands and a transfer station.

Financing activities

Year ended

Cash utilized in financing activities increased by approximately $4,000 between years.  Higher payments made on account of deferred financing costs, approximately $7,300, were incurred to amend our consolidated credit facility (additional details can

Progressive Waste Solutions Ltd. – December 31, 2015 - 44

be found in the Liquidity and Capital Resources section of this MD&A).  Higher comparative net long-term borrowings of approximately $9,500 were funneled into share repurchases which were approximately $12,500 higher than last year.  We also saw our dividends decline between years by approximately $7,200 and this decline reflects the movement in FX as our dividends are denominated in Canadian dollars but translated to U.S. funds in the statement of cash flows.

We have a strong ability to generate cash from operations and we expect the cash derived from operations will be sufficient to continue supporting our base operations for the foreseeable future.  We don’t anticipate a change to this expectation in the near to midterm and remain confident that we can continue to borrow on our consolidated facility or raise capital in the equity markets as required.

Critical Accounting Estimates

General

We use information from our financial statements, which are prepared in accordance with U.S. GAAP and expressed in U.S. dollars, to prepare our MD&A.  Our financial statements include estimates and judgments that affect the reported amounts of our assets, liabilities, revenues, expenses and, where and as applicable, disclosures of contingent assets and liabilities.  On a periodic basis we evaluate our estimates, including those that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty.  Significant areas of estimate and judgment include, amongst others, landfill closure and post-closure costs, landfill assets, goodwill, including assumptions used in our determination of impairment, deferred income taxes, accrued insurance reserves and other areas of our business that require judgment.  Our estimates and judgments are based on historical experience, our observance of trends, and information, valuations and other assumptions that we believe are reasonable to consider when making an estimate of an asset and liabilities fair value.  Due to the inherent complexity, judgment and uncertainty in estimating fair value, actual amounts could differ significantly from our estimates.

Areas requiring the most significant estimate and judgment are outlined below.

Landfill closure and post-closure costs

In the determination of landfill closure and post-closure costs we use a variety of assumptions, including but not limited to, engineering estimates for materials, labour and post-closure monitoring, assumptions market place participants would use to determine these estimates, including inflation, markups, and inherent uncertainties due to the timing of work performed, the credit standing of the Company, the risk free rate of interest, current economic and financial conditions, landfill capacity estimates, the timing of expenditures and government oversight and regulation.

Significant increases or decreases in engineering cost estimates for materials, labour and monitoring or assumptions market place participants would use to determine these estimates could have a material adverse or positive impact on our financial condition and operating performance, all else equal.  The cost of material inputs which fluctuate with changes in commodity prices, including fuel or other commodities, could result in a rise or fall in engineering cost estimates.  An increase or decrease in any cost estimate is recognized over the period in which the landfill accepts waste.  However, upward revisions in cost estimates are discounted applying the current credit adjusted risk free rate, while downward revisions are discounted applying the risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

Landfill closure and post-closure costs are estimated applying present value techniques.  Accordingly, a decline in either the risk free rate or our credit spread, or both, results in higher landfill closure and post-closure obligations recorded on our balance sheet today.  Inversely, an increase will result in lower recorded landfill closure and post-closure cost obligations.  Fluctuations in either of these estimates could have a material adverse or positive effect on our financial condition and operating performance.

A decrease or increase in the expected inflation rate will result in lower or higher landfill closure and post-closure obligations.  A change to our inflation estimate could have a material adverse or positive effect on our financial condition and operating performance.

Landfill capacity estimates are developed at least annually using survey information typically provided by independent engineers or land surveyors and are reviewed by management having the appropriate level of knowledge and expertise.  An increase in landfill capacity estimates, due to changes in the respective operating permit or design, deemed permitted capacity assumptions, or compaction, does not impact recorded landfill closure and post-closure costs, but does impact the recognition of expense in subsequent periods.  All else equal, accretion expense, which is recorded to operating expenses, will

Progressive Waste Solutions Ltd. – December 31, 2015 - 45

increase over the life of the site and thereby reduce adjusted EBITDA(A).  Landfill amortization expense will decline by a similar amount.  The inverse holds true for a decrease in capacity estimates.  Changes in landfill capacity estimates could have a material adverse or positive impact on our operating performance if the change in estimate was significant.

Changes to the timing of expenditures, expenditure types, or monitoring periods regulated by governmental bodies could have a material adverse or positive impact on our financial condition and operating performance.  If the timing of expenditures becomes more near-term, recorded landfill closure and post-closure costs will increase.  Changes in governmental oversight and regulation could increase or decrease our cost estimates or the timing spend, or result in additional or diminished capacity estimates as a result of permit life expansion or contraction.  A governmental change which renders a landfill operating permit inactive will accelerate closure and post-closure spending.  The acceleration of spending will increase the recorded amount of landfill closure and post-closure costs which could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of our landfills or their ability to operate as going concerns.

As landfills near the end of their active life, changes to spending estimates for landfill closure and post-closure costs will have a more pronounced impact on the obligation accrued.  When the time to spend is longer in term, changes are absorbed over a longer period of time and don’t typically have a significant impact on accrued obligations in the immediate term.

Landfill assets

Similar to landfill closure and post-closure costs, our development of amortization rates for landfill assets requires us to use a variety of assumptions, including but not limited to, engineering estimates for materials and labour to construct landfill capacity, estimates of landfill capacity, and assumptions pertaining to governmental oversight and regulation.

Changes to any of our estimates, including changes to material inputs tied to commodity prices, economic and socio-economic conditions that impact the rate of inflation, changes to landfill operating permits or design, deemed permitted capacity assumptions, compaction estimates that impact landfill capacity expectations or a change in government or a governmental regulation that impacts estimated costs to construct or impacts our capacity assumptions, may have a material adverse or positive impact on our financial condition and results of operations.  Changes which increase cost estimates or reduce or constrain capacity estimates will result in higher landfill asset amortization expense in subsequent periods, but have no immediate effect on capitalized landfill assets unless the asset is determined to be impaired.  Higher landfill asset amortization will be recorded over a shorter period of time to reflect the shortened life of the site.  Changes which decrease cost estimates or increase capacity estimates will have the inverse effect.

Included in the capitalized cost of landfill assets, are amounts incurred to develop, expand and obtain landfill operating permits in addition to capitalized interest costs which are capitalized over the period when portions of the landfill are being constructed but are not available for use.  We don’t typically attract capitalized interest to landfill assets under construction until such time as the investment in the project exceeds $1,000.  All amounts capitalized to landfill assets are amortized over the period in which the landfill actively accepts waste.  Accordingly, any change to capacity estimates will impact the period over which these costs are amortized.  A governmental change which renders the landfill’s operating permit inactive will result in the recognition of an impairment charge to landfill assets, and this charge could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation and its ability to operate as a going concern.

Goodwill - 2015

Goodwill is not amortized and is tested annually for impairment.  Impairment may be tested more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount.  Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated competition; the loss of key personnel; a more likely than not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss by a subsidiary that is a component of the reporting unit.  Goodwill is not tested for impairment when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, when the most recent fair value determination exceeds the carrying amount by a substantial margin, and when an assessment of events and changes occurring since the most recent fair value determination suggests that there are no such events or circumstances that would indicate it is more likely than not that the fair value of the reporting unit is less than its carrying amount.

Progressive Waste Solutions Ltd. – December 31, 2015 - 46

Goodwill is tested for impairment at the reporting unit level.  A reporting unit is an operating segment or one level below, referred to as a component.  A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and the information is regularly reviewed by segment management.  We have defined our operating segments as follows: North, West and East which are also our reporting units.  The methodology we employed to assign goodwill to each reporting unit has been applied on a consistent basis.

The impairment test is a two-step test.  The first test requires us to compare the estimated fair value of our reporting units to their carrying amounts.  If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired.  However, if the carrying amount of the reporting unit exceeds its estimated fair value, the estimated fair value of the reporting unit’s goodwill is compared to its carrying amount to measure the resulting amount of impairment loss, if any.  The second step of the test requires us to determine the estimated fair value of goodwill in the same manner goodwill is determined in a business combination, representing the reporting units’ excess estimated fair value over amounts assigned to its identifiable assets and liabilities.  The estimated fair value of a reporting unit is the amount that it can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation.  We utilize a discounted future cash flow approach to determine our estimate of fair value, but considers additional measures of value as well.  Accordingly, we compare the estimated fair value derived from the use of the discounted future cash flow approach to other fair value measures, which may include adjusted EBITDA(A) multiplied by a market trading multiple, offers from potential suitors, where available, or appraisals.  In certain circumstances, alternative methods to determine our estimate of fair value may prove more accurate.  If our enterprise value declines materially due to share price erosion or our adjusted EBITDA(A) declines due to recession or loss of business, goodwill may be impaired and the impairment charge could have a material adverse impact on our financial condition and operating performance.

Our annual impairment test was completed as of April 30, 2015 and we concluded that the fair value of all our reporting units exceeded their carrying amounts by a substantial margin.

Goodwill – 2014

Please refer to footnote (D) in the Definitions and Notes section of this MD&A for a discussion outlining changes to our segments effective April 30, 2015.

Financial Accounting Standards Board’s (“FASB”) guidance on intangibles – goodwill and other, addresses, amongst other things, the considerations and steps an entity is required to undertake to test goodwill for impairment.  The guidance also requires that goodwill of a reporting unit should be tested between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

Our annual impairment test was completed on April 30, 2014 and at that time we concluded that the estimated fair value of the U.S. northeast reporting unit exceeded its carrying amount by a substantial margin.  However, in determining the fair value of the U.S. northeast reporting unit in the April 2014 test we included the probability weighted expected cash flows attributable to successfully securing a long-term contract with New York City.  In October 2014, certain developments, including current local support for the development of the operating location necessary to execute the New York City long-term contract, made the likelihood of being awarded the contract indeterminate at that time.  In light of those developments, we were required to re-perform step one of the goodwill impairment test to determine if the carrying amount of our U.S. northeast reporting unit was in excess of its fair value.  The results of our step one test indicated that this reporting unit may be impaired.  Accordingly, we performed step two of the goodwill impairment test with the assistance of an independent valuation firm.

Step two of the impairment test compares the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill.  The fair value of goodwill for our U.S. northeast reporting unit was determined in the same manner as the value of goodwill is determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill.  Fair value is the amount by which an item can be bought or sold in a current transaction between willing parties, other than in a forced sale or liquidation.

We applied certain valuation and appraisal techniques appropriate for the asset or liability being fair valued.  For example, the Company’s vehicles and other equipment were valued applying both the indirect and direct valuation approaches.  Fair values attributable to customer list intangibles, landfill assets and trade names were determined applying a discounted cash flow approach and the cost method was applied to determine the fair value of the Company’s transfer station permits.

Progressive Waste Solutions Ltd. – December 31, 2015 - 47

The results of our step two test of impairment supported the carrying amount of goodwill in our U.S. northeast reporting unit.  The estimated fair value of goodwill derived from our step two test was $125,700, which was approximately $42,900 higher than its carrying amount.

To estimate the fair value of this reporting unit, we utilized a discounted future cash flow approach.  We determined that the discounted future cash flow approach was the most appropriate for the following reasons:  comparable prices for the sale of a business of the same size and composition of operations were not readily available and we employ the discounted future cash flow approach when we value and acquire companies and therefore believe that a market participant would apply a similar approach.  We also estimated fair value applying the market multiple approach.  Our estimate of fair value applying the market multiple approach, was compared to the results from our discounted cash flow approach as a measure of reasonability.  The primary assumptions used in our discounted cash flow calculation include revenue growth, capital and landfill spending, margins, acquisitions, corporate cost allocations and tax and discount rates.  The primary assumptions used in our interim estimate of fair value included the following: revenue growth of 2.0%; capital and landfill expenditures equal to 16.4% of revenue in year one, declining by 2.7% in year 2, a further 1.6% in year 3 and 4 and 1.5% in year 5, until capital and landfill expenditures reached 9.0% of revenues; revenue less operating and SG&A expense margin averaging 23.3% in the first four years and 25.2% beyond year 5 with no change to margins thereafter; administrative costs specific to our regional office were assumed to be $nil; no acquisitions or corporate cost allocations were assumed; a tax and discount rate of 40% and 7.9%, respectively, were applied.

Absent our reorganization announced April 30, 2015 and holding all other facts and circumstances constant, the step one test of impairment for our previously reported U.S. northeast reporting unit was expected to fail at each annual test date.  Accordingly, and in accordance with the accounting standards, we would have expected to complete a step two test of impairment at each annual testing date, or earlier, had a triggering event occurred in an interim period that indicated the carrying amount of goodwill was higher than its fair value.

Deferred income taxes

Deferred income taxes are calculated using the asset and liability method of accounting.  Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax base of assets and liabilities, and are measured using enacted tax rates and laws.  The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to the statement of operations and comprehensive income or loss in the period in which the change occurs.  Unutilized tax loss carryforwards that do not meet the more likely than not threshold are reduced by a valuation allowance to determine the resulting deferred income tax asset.

Significant changes to enacted tax rates or laws, or estimates of timing differences and their reversal, could result in a material adverse or positive impact on our financial condition and operating performance.  In addition, changes in regulation or the inability to generate sufficient taxable income could impact our ability to utilize our tax loss carryforwards, which could have a significant impact on the deferred income tax assets and liabilities we record.

The recognition of deferred tax assets attributable to unutilized loss carryforwards considers both our historical and future ability to generate income subject to tax.  Should we be unable to generate sufficient income subject to tax, deferred tax assets recorded in respect of unutilized loss carryforwards may not be available to us prior to their expiry.  Our intent is to maximize the use of all loss carryforwards available to us, wherever possible, in advance of their expiry through the use of various strategies, including the deferral of discretionary tax deductions where available.  Should we not be able to utilize certain deferred tax assets attributable to loss carryforwards, we would record a deferred income tax expense in the period when we determine that the likelihood of not realizing these losses was more likely than not.  Our maximum exposure is equal to the carrying amount of the deferred tax asset attributable to loss carryforwards, approximately $60,400.  In light of our historical ability to generate income subject to tax and based on our expectations for the foreseeable future, we view the risk of not realizing these deferred tax assets as low.

Landfill closure and post-closure costs are not deductible for tax at the same time they are recognized as an expense for accounting.  Accordingly, we have a recorded a deferred tax asset due to the difference in timing of deductibility.  When we assess the deductibility of the resulting deferred tax asset applying the more likely than not threshold, we consider our historical financial performance, our expected future financial performance and our relationships with all levels of government and community as key indicators that we will continue to operate as a going concern.  Based on our assessment, we have concluded that the risk of not recognizing these deferred tax assets as low.

Progressive Waste Solutions Ltd. – December 31, 2015 - 48

Accrued insurance reserve

In the U.S. we are self-insured for certain general liability, auto liability and workers’ compensation claims.  For certain claims that are self-insured, stop-loss insurance coverage is maintained for incidents in excess of $250 and $500, depending on the policy period in which the claim occurred.  For claims where stop-loss insurance coverage is not maintained, additional insurance coverage has been added to cover claims in excess of these self-insured levels.  We use independent actuarial reports prepared quarterly, and annually, as the basis for developing our estimates for reported claims and estimating claims incurred but not reported.

Significant changes to assumptions used to assess and accrue for accident claims reserves, including filed and unreported claims, claims histories, the frequency of claims and claim settlement amounts, could result in a material adverse or positive impact on our financial condition and operating performance.

Other

Other estimates are applied to, but are not limited to, our allowance for doubtful accounts receivable, recoverability assumptions for landfill development assets, the useful life of capital and intangible assets, the fair value of contingent acquisition payments and assets and liabilities acquired in a business combination, various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates, share based compensation, including a variety of assumptions and variables used in option pricing models, the fair value of financial instruments and contingencies related to litigation, claims and assessments.

New Accounting Policies Adopted or Requiring Adoption

Revenue – Revenue from Contracts with Customers

In May 2014, FASB issued their final standard on revenue from contracts with customers.  The standard provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance.  The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  In applying the revenue model to contracts within its scope, an entity identifies the contract(s) with a customer (step 1), identifies the performance obligations in the contract (step 2), determines the transaction price (step 3), allocates the transaction price to the performance obligations in the contract (step 4), and recognizes revenue when (or as) the entity satisfies a performance obligation (step 5).  This standard applies to all contracts with customers except those that are within the scope of other topics.  Certain provisions of this standard also apply to transfers of nonfinancial assets, including in-substance nonfinancial assets that are not an output of an entity’s ordinary activities (e.g., sales of property, plant, and equipment; land and buildings; or intangible assets) and existing accounting guidance applicable to these transfers has been amended or superseded. Compared with current U.S. GAAP, this standard also requires significantly expanded disclosures about revenue recognition.  Broadly, an entity is required to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.  Disclosure includes separately disclosing revenues derived from contracts with customers from other sources of revenues and separately disclosing any impairment losses recognized on any receivables or contract assets from other contracts.  An entity is also required to disaggregate its revenues recognized from contracts into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.  Disaggregated revenues must be further reconciled to revenues presented on a reportable segment basis to allow financial statement users to understand the relationship between disaggregated and reportable segment revenues.  Disclosures are also required with respect to the opening and closing balances of receivables, contract assets, and contract liabilities from contracts with customers, if not otherwise separately presented and disclosed.  In addition, revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period is required disclosure, and revenue recognized in the reporting period from performance obligations satisfied, in full or in part, in previous periods, must also be disclosed.  Qualitative and quantitative disclosures for contract assets and liabilities must also disclose changes resulting from business combinations, cumulative catch-up adjustments to revenues, including a change in the measure of a contracts progress, a change in an estimate of the transaction price, a contract modification, a contract impairment, a change in the condition of rights or a change in the time for a performance obligation to be satisfied.  An entity must further disclose its significant performance obligations included in its contracts with its customers, including when performance obligations are satisfied, the significant terms of payment, the nature of the goods or services that an entity has promised to transfer, obligations for returns, refunds and any type of warranty or related obligation.  Any portion of the transaction price that is allocated to a performance obligation that is unsatisfied is required disclosure, including an explanation of when the entity expects to recognize revenues pertaining to an unsatisfied performance obligation and disclosing numerically the amounts to recognize over appropriate

Progressive Waste Solutions Ltd. – December 31, 2015 - 49

and relevant time bands.  Significant judgments made assessing the timing of performance obligations and determining the allocation of the transaction price to the performance obligations that could significantly impact the determination of revenue recognized from contracts with customers must be disclosed.  Performance obligations satisfied over time requires disclosure of the method used to recognize revenue and a supporting explanation of why this method was chosen.  Performance obligations satisfied at a point in time must also be disclosed when significant judgments are made in evaluating when a customer obtains control of a good or service.  This guidance would have been effective for annual reporting periods beginning after December 15, 2016, including each interim period thereafter, but has been tentatively deferred, as further outlined below.  In August 2015, FASB issued an Accounting Standards Update (“ASU”) deferring the effective date of this standard for one year.  The ASU also permits early adoption of the new standard, but not before the original public entity effective date of annual reporting periods beginning after December 15, 2016.  We would adopt the new standard January 1, 2018.

Regardless, an entity can chose to adopt this guidance applying one of two approaches:

a.        retrospective application for each prior reporting period presented, subject to certain practical expedients in respect of completed contracts and transaction prices allocated to the remaining performance obligations that an entity expected to recognize as revenue, or

b.       retrospective application with the cumulative effect of initially applying this guidance recognized at the date of initial application.  If an entity elects this transition method it should also provide the additional disclosures in reporting periods that include the date of initial application of, including the amount by which each financial statement line item is affected in the current reporting period by the application of this guidance compared to the guidance that was in effect before the change and an explanation of the reasons for significant changes.

We continue to assess the impact this guidance will have on our financial statements.

Compensation – Share Based Compensation

In June 2014, FASB issued guidance on how entities record compensation cost when an award participant’s requisite service period ends in advance of the performance condition being satisfied.  That is, when an award participant is eligible to vest in the award regardless of whether the participant is rendering service on the date the performance target is achieved.  The guidance requires entities to recognize compensation cost in the period in which it becomes probable that the performance condition will be achieved and should record the compensation cost over the period the award participant renders service.  If the performance target becomes probable of achievement before the end of the requisite service period, the remaining unrecognized compensation cost must be recognized over the remaining requisite service period.  If the achievement of the performance condition becomes probable after the award participants requisite service period, compensation cost will be recognized immediately in the period when the performance condition becomes probable.  The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest.  The guidance also outlines that the grant date fair value of the award should not consider the performance condition in its determination.  This guidance is effective for all reporting periods beginning after December 15, 2015 with early adoption permitted.  The amendments can be applied prospectively to all awards granted or modified after the effective date or retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter.  We don’t anticipate this guidance having a significant impact on our financial statements.

Presentation of Financial Statements – Going Concern

In August 2014, FASB released additional guidance requiring management to evaluate if substantial doubt exists about an entity’s ability to continue as a going concern.  In connection with the preparation of financial statements for each annual and interim reporting period, an entity should evaluate whether conditions or events, considered in the aggregate, raise substantial doubt about the entity’s ability to continue as a going concern.  Substantial doubt about an entity’s ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued, or are available to be issued.

When management identifies conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern, management should assess if its intended plans to mitigate those relevant conditions or events would alleviate this doubt. The entity must disclose information that enables users of the financial statements to understand 1) principal conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern and 2) management’s evaluation of the significance of those conditions or events in relation to the entity’s ability to meet its obligations.

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If substantial doubt is alleviated as a result of this assessment, the entity is also required to disclose the relevant plan that it expects will alleviate the substantial doubt.  However, if substantial doubt is not alleviated as a result of this consideration, the entity is required to disclose that substantial doubt exists, the principal conditions that gave rise to substantial doubt, an entity’s evaluation of the significance of those conditions and an entity’s plans, if any, that are intended to mitigate the adverse conditions.

For us, these amendments are effective for all reporting periods beginning after December 15, 2016 with early adoption permitted.  We do not anticipate these new amendments will have a significant impact on our financial statements.

Income Statement – Extraordinary and Unusual Items

In January 2015, FASB simplified an entities’ income statement presentation by eliminating the concept of extraordinary or unusual items.  By eliminating the concept of extraordinary items, preparers will save time and cost since they will no longer have to assess whether an event or transaction is extraordinary. This also alleviates uncertainty for preparers, auditors, and regulators because auditors and regulators will no longer need to evaluate whether a preparer treated an unusual and/or infrequent item appropriately.  The amendments are effective for all reporting periods beginning after December 15, 2015.  A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year in the year of adoption.  We do not anticipate that this guidance will have a significant impact on our financial statements.

Interest – Imputation of Interest

In April 2015, FASB issued an amendment to simplify the presentation of debt issuance costs.  The update requires that debt issuance costs related to a recognized debt liability be presented as a direct deduction from the carrying amount of that debt liability, similar to a debt discount.  Recognition and measurement guidance for debt issuance costs are not impacted by this amendment.  The amendment is effective for all reporting periods beginning after December 15, 2015, applied on a retrospective basis.  Early adoption is permitted for financial statements that have not been previously issued.

In August 2015, an ASU further clarified the presentation and subsequent measurement of debt issuance costs related to line-of-credit arrangements which were not addressed in the original ASU issued in April.  This ASU permits an entity to defer and present debt issuance costs as an asset, net of amortization recorded ratably over the term, for line-of-credit arrangements, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement.

Deferred financing costs recorded as an asset on the consolidated balance sheet are subject to these amendments effective January 1, 2016.  Accordingly, deferred financing costs attributable to long-term debt arrangements, other than line-of-credit arrangements, will be presented as a reduction to long-term debt.

Intangibles – Accounting for Fees Paid in a Cloud Computing Arrangement

In May 2015, FASB provided additional guidance regarding the accounting for fees paid by a customer in a cloud computing arrangement, which amongst other things included guidance on cloud computing arrangements that include a software license.  If a cloud computing arrangement includes a software license the customer should account for the software license component of the arrangement like any other software license.  If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract.  These amendments are effective for all reporting periods beginning after December 15, 2015 and can be applied on either a prospective basis for all arrangements entered into or materially modified after the effective date or retrospectively.  Early adoption is permitted.  We don’t anticipate this guidance will have a significant impact on our financial statements.

Business Combinations - Measurement-Period Adjustments

In September 2015, FASB issued an amendment permitting entities to record business combination adjustments to provisional amounts identified during the measurement period in the reporting period in which the adjustment amounts are determined, including changes in depreciation, amortization, or other income effects.  This amendment replaces the previous guidance to retroactively account for these adjustments.  The amendment is effective for all reporting periods beginning after December 15, 2015 applied on a prospective basis to provisional amounts that occur after the effective date.  Early adoption is permitted for financial statements that have not been issued.  We elected to early adopt the new amendment which did not have a significant impact on our financial statements.

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Income Taxes: Balance Sheet Classification of Deferred Taxes

In November 2015, FASB issued an amendment that requires deferred tax assets and liabilities be presented as non-current in a classified balance sheet.  The amendment is effective for all reporting periods beginning after December 15, 2016.  Earlier application is permitted at the beginning of an interim or annual reporting period.  The amendment may be applied either prospectively to all deferred tax assets and liabilities or retrospectively to all periods presented.  We elected to early adopt the new amendment on a retrospective basis and the impact on our financial statements was not significant.

Financial Instruments: Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, FASB issued an amendment to provide users of financial statements with more useful information with respect to financial instruments.  The primary provisions include:

a.        measuring equity investments at their estimated fair value with changes recorded to net income, excluding investments accounted for under the equity method of accounting or those that result in consolidation of the investee.  Notwithstanding, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer

b.       simplifying the impairment assessment of equity investments that don’t have readily determinable fair values by requiring a qualitative assessment to identify impairment.  When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at its estimated fair value

c.        eliminating the requirement to disclose the estimated fair value of financial instruments measured at amortized cost for entities that are not public

d.       eliminating the requirement for public entities to disclose the method(s) and significant assumptions applied to estimate fair value for financial instruments measured at amortized cost

e.       requiring public entities to use the exit price notion when measuring the estimated fair value of financial instruments for disclosure purposes

f.         requiring entities to present separately in other comprehensive income the portion of the total change in the estimated fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments

g.       requiring entities to separately present financial assets and financial liabilities by measurement category and form of financial asset, representing securities or loans and receivables, on the balance sheet or in the accompanying notes to the financial statements

h.       clarifying that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets.

For public entities, these amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.  Early application is not permitted, except for item f. which must be adopted at the beginning of the fiscal year in the year of adoption.

An entity should apply these amendments through a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year in the year of adoption.  Amendments related to equity securities without readily determinable fair values, including the related disclosure requirements, should be applied prospectively to equity investments that exist as of the date of adoption.

We do not anticipate this guidance will have a significant impact on our financial statements.

Related Party Transactions

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Investment in equity accounted investee (“investee”)

In January 2010, we entered into a Share Purchase Agreement with two companies to acquire a fifty percent ownership interest in each.  The remaining ownership interests were held by two trusts.  The business conducted by each of these two companies was comprised principally of compactor and related equipment rentals. Our original investment in these companies totaled approximately $3,300 or C$3,500, which included common shares in the invested companies and net adjustments, as defined in the Share Purchase Agreement.

In December 2010, we received a promissory note from our equity accounted investee for C$750.  The promissory note was repayable on demand with no fixed term to maturity.  Interest on the note accrued at a rate equal to the greater of 5.5%, or

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bank prime plus 2.0% per annum calculated annually, not in advance, and payable on maturity.  The promissory note was repayable, in whole or in part, at any time, subject to certain restrictions.  In October 2013, we received an additional C$750 promissory note from our equity accounted investee, having the same terms as the promissory note we received in 2010.  Effective with our purchase of the remaining fifty percent interest, these notes are no longer outstanding.

Effective April 1, 2013, we entered into an amending agreement to purchase the remaining 50% interest in our equity accounted investee no later than February 28, 2015.  The purchase was subject to us or the seller providing notice of purchase or sale, at an amount equal to the greater of 50% of the investee’s EBITDA for the preceding 12 month period multiplied by six or C$9,000.  Certain conditions accelerated the purchase or extended the commitment beyond February 28, 2015.

On January 31, 2014, we purchased the remaining fifty percent interest in our equity accounted investee for C$9,000.

All transactions between us and our investee occurring before January 31, 2014 were transacted in the normal course of business.  These transactions were the result of the investee billing us for services it provided to us that we in turn billed to our customers.  These transactions were measured at the exchange amount and we only recognized our share of the transaction.  We incurred approximately $nil (2014 - $100) of charges in the year ended December 31, 2015 from our investee which we recorded to operating expenses.

Investments where we have joint control over the strategic operating, investing and financing policies of an investee, are accounted for using the equity method of accounting.  The equity method of accounting requires that we record our initial investment at cost.  The carrying value of our initial investment is subsequently adjusted for our pro rata share of post-acquisition earnings or losses generated by the investee and also includes adjustment for business combination amounts recognized on our original investment, including amortization of intangible assets net of the related tax effect.  Changes to the carrying amount of our original investment are included in our determination of net income.  In addition, our investment also reflects loans and advances, including amounts accruing thereon, our share of capital transactions, and changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods.  Dividends received or receivable from our investee reduce the carrying value of our investment.

Other

A company providing transportation services to us is owned by an officer of a subsidiary of Progressive Wastes Solutions Canada Inc. (formerly BFI Canada Inc. effective April 1, 2015).  Total charges of approximately $2,600 (2014 - $4,300) were incurred by the Company for the year ended December 31, 2015, respectively.  Pricing for these transportation services is billed at market rates which approximates fair value.

On June 4, 2013, we made an approximately $1,000 investment in TerraCycle Canada ULC (“TerraCycle”) for a 19.9% stake in the company.  Since the date of our original investment, we have not had any significant transactions between us and TerraCycle.

All related party transactions are in the normal course of operations.

Outlook

(all amounts are in thousands of U.S. dollars, except per weighted average share amounts, unless otherwise stated)

Pending business combination with WCI
On January 18, 2016, the Company’s board of directors and the WCI board of directors unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the business combination between us and WCI.  To effect the business combination, Merger Sub (our direct wholly owned subsidiary) will merge with and into WCI, with WCI surviving the Merger.  The Merger Agreement contemplates that each share of WCI common stock outstanding immediately prior to the Merger will be cancelled and automatically converted into the right to receive 2.076843 common shares of the Company, including any cash payable in lieu of fractional shares.  The Merger Agreement also provides that we will assume certain equity incentive awards of WCI outstanding immediately prior to the Merger, and that each assumed equity incentive awards will automatically convert into a right to receive 2.076843 common shares of the Company for every one share of WCI common stock underlying the assumed equity incentive awards.

 Subject to the approval of the Company’s shareholders and approval by the TSX, the Company expects to, immediately following the Merger, implement a share consolidation by converting every one common share outstanding on a pre-consolidated basis for 0.4815 common shares on a post-consolidation basis.   If the share consolidation is implemented, WCI

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shareholders will instead receive one common share of the Company for each share of WCI common stock held (and holders of WCI equity incentive awards assumed by the Company will similarly have the right to receive one common share of the Company for every one share of WCI common stock underlying the assumed equity incentive awards).  Following the consolidation, there will be approximately 175 million common shares of the Company outstanding, and on a fully diluted basis).

It is anticipated that our shareholders and WCI stockholders, in each case as of immediately prior to the Merger, will hold approximately 30% and 70%, respectively, of the outstanding common shares of the Company immediately after completion of the Merger.  The Merger is expected to close in the second quarter of 2016.

The Merger and the other transactions contemplated by the Merger Agreement are subject to approval by our shareholders and WCI stockholders, and the satisfaction or waiver (if permissible under applicable law) of customary closing conditions and regulatory approvals, including anti-trust and competition law approvals in the U.S. and approval of the TSX.

The remainder of the outlook section reflects our outlook absent a merger with WCI.

Overview

Management is committed to employing its improvement and market-focused strategies with the intent of delivering additional shareholder value, continued growth of the business, improving free cash flow(B) and improving our return on invested capital.  Management expects to execute on a multi-pronged approach in its delivery of shareholder value, which may include some or all of the following: business growth through strategic acquisition, reinvestment in the business to drive organic growth or operating efficiencies, share repurchases, debt repayment and/or dividend increases.  Management’s objective is to continuously improve the business through revenue growth and effective cost management.  New market entry, existing market densification and landfill development are the focus of our business as we look for ways to expand our operations, increase customer density in strategic markets, and increase the internalization of the waste we collect.  In addition, we continue to investigate and review alternative technologies for waste diversion, and when appropriate, invest in them.  Our strengths are founded in the following: historical organic growth, growth through strategic acquisition, strong competitive position, a solid customer base with long-term contracts, a disciplined operating process, predictable replacement capital requirements and stable cash flows.  We are committed to actively managing these attributes in the future.

Strategy

Increase collection density.  Operating in high density urban markets provides us with the opportunity to develop significant collection density.  Our ability to strategically increase collection density in a given market enhances our flexibility to pursue organic growth strategies, generate cash flow and achieve margin expansion through route efficiency.  In addition, increasing our revenue per hour against a fixed cost base creates operating leverage in our business model. We intend to focus on growth within our existing markets that support our local market strategies and continue our pursuit of new and attractive market entries that provide similar opportunities.

Optimize asset mix to improve return on capital.   Balancing the composition of assets within our segments and amongst our operations allows us to execute our asset productivity strategies.  By optimizing our collection, recycling and disposal assets around a mix of commercial, industrial and residential customers, we believe we can increase our return on invested capital.  Our asset mix in the North segment has consistently generated strong adjusted EBITDA(A).  We have and will continue to execute a variety of strategies to adjust our asset mix and to improve margins in our U.S. segments.

Generate internal growth.  We seek to leverage our market positions and asset profiles to drive internal revenue growth.  Through focused business development efforts, we seek to increase contracted waste volumes in the markets we serve.  In particular, we are focused on obtaining new commercial, industrial and residential contracts in markets that we can integrate into our existing operations.  By increasing route density in markets where we also offer disposal, we can strengthen the internalization and margin profile of our existing operations.  In addition, we apply pricing strategies, when appropriate, to capture the value of our service offerings.

Increase internalization.  We seek to increase internalization in the markets we serve by managing the waste stream from our collection to our disposal operations.  Internalization allows us to avoid third‑party disposal fees and allows us to leverage the assets we operate.  Our disposal facilities achieve the benefits of economies of scale through the delivery of dependable and sustained volumes of waste and as a result our disposal facilities are competitive and economical for our customers.  In

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support of our internalization goals, we aim to increase route density and acquire assets that enhance vertical integration opportunities in the markets that we operate.

Pursue strategy enhancing acquisitions.   We employ a disciplined approach to evaluating strategic acquisitions.  We intend to pursue acquisitions that support our market strategies and are accretive over the long-term on a return on invested capital and free cash flow(B) basis.  Our acquisition efforts are focused in attractive markets that we believe enhance our existing operations or provide significant growth opportunities.

Five year plan

On May 15, 2014, we presented our five-year strategic plan that outlined improvements to profitability and higher returns for shareholders.  Our plan included margin improvement through cost efficiencies and better operational execution, increased asset utilization, the generation of more free cash flow(B) and the allocation of capital to maximize returns for shareholders.  We continue to believe that we have an opportunity to increase adjusted EBITDA(A) margins from current levels through operating cost reductions including improving the productivity of our assets and leveraging our annual spend.  We also believe our enhanced focus on health and safety will enable us to lower risk management expenses.  We believe these initiatives will increase free cash flow(B) and we intend to reduce our annual replacement capital spend, relative to 2013 levels, as a percentage of revenue, to further increase the free cash flow(B) we generate.  Our plan includes a continued focus on our allocation of capital to earn the highest return, while never compromising the quality of our assets.  With operating cost reductions and higher asset utilization, combined with disciplined capital allocation, we expect to generate higher returns on invested capital over the next five years.  We also anticipate annual organic revenue growth of about 4% over the next five years, reflecting a combination of pricing and volume improvements, driven by gross domestic product (“GDP”) and population growth in the markets we serve.  Finally, we also committed over the next five years to a disciplined, returns-focused acquisition program, and reaffirmed our intent to allocate capital to share repurchases in the absence of acquisition opportunities that meet our return criteria.

Guidance outlook

Included in our press release for the fourth quarter and year ended December 31, 2014, issued February 26, 2015, was our outlook for the fiscal year ending December 31, 2015, including our 2015 outlook assumptions and factors.  On July 30, 2015, we refined our guidance for the fiscal year ending December 31, 2015, which was included in our second quarter press release.  Our updated outlook provided on July 30, 2015 was further refined for the fiscal year ending December 31, 2015, details of which were included in our October 19, 2015 preliminary results release and our October 30, 2015 third quarter press release.  All press releases are available at www.sec.gov and www.sedar.com.

Operations

One of our key commercial strategies is to pass through fuel, commodity, container maintenance and environmental surcharges, including government imposed disposal charges, to our end customers to mitigate variability in our operating results and cash flows.  However, certain of our customer service arrangements prevent or limit our ability to recover certain cost variability.  Therefore, to mitigate this risk, we may enter into fuel and commodity hedges.  Readers are reminded that increasing surcharges result in higher revenues when passed through to end customers which, all else equal, reduces our gross operating margin (defined as revenues less operating expenses divided by revenues).

Revenues

For 2016, we expect to realize organic revenue growth in our North segment, excluding fuel surcharges, commodities and known contract losses, equal to or greater than the anticipated growth in Canada’s GDP.  We expect that volume and organic growth will improve density and productivity, and we continue to recover increased costs of operations through pricing strategies in the markets we serve.  Further, we look to maximize landfill tonnages and recover operating cost variances resulting from fluctuations in the price of fuel and other costs, and it is our intention to continue executing our growth strategy through strategic “tuck-in” acquisitions.

We expect our U.S. segments to grow on pace with U.S. GDP growth, excluding fuel surcharges, commodities, known contract losses, divestitures, the strategic elimination of less profitable business and acquisitions.  Similar to our North segment, we continue to execute our market focused strategies in the U.S. to drive price and volume growth and increase densification, productivity and internalization.  In addition, we continue to pass along operating cost increases where we can and we continue to pursue growth through strategic acquisitions.

Please note that our revenue expectations are before the impact of FX for our North segment results.  The impact commodity pricing and foreign currency fluctuations can have on our revenues and financial performance are outlined below.

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Specific events

We continue to manage the volume of waste received at our Bethlehem landfill to complement our permitting process.

The sale of our Long Island, New York operations on February 28, 2015 will be a headwind to adjusted EBITDA(A) for fiscal 2016 of roughly $1,000.

Compensation expense attributable to short term bonus plans will be a headwind for 2016 totaling approximately $6,300.

Lower commodity prices are also expected to be a headwind in 2016 totaling approximately $2,800 based on an FX rate of seventy-two cents.

Restructuring

As a result of our restructuring efforts in 2015, we expect to realize annual cost savings of approximately $3,000.

Other

Commodity pricing

Our revenues and earnings are impacted by changes in recycled commodity prices, which includes old corrugated cardboard (“OCC”) and other paper fibers, including newsprint, sorted office paper and mixed paper.  Other commodities we receive include plastics, aluminum, metals and wood.  Our results of operations may be affected by changing prices or market demand for recyclable materials.  The resale and purchase price of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control.  These fluctuations may affect our consolidated financial condition, results of operations and cash flows.

Our revenues and earnings are also impacted by changes in the purchase and sale of fuels.  We purchase diesel, gasoline and CNG for use in our operations and we also sell CNG from certain of our landfill gas to energy facilities.  The prices for these commodities can be volatile due to changes in economic conditions and numerous other factors beyond our control.  These fluctuations may affect our consolidated financial condition, results of operations and cash flows.

Foreign currency

We have elected to report our financial results in U.S. dollars.  However, we earn a significant portion of our revenues and income in Canada.  If the U.S. dollar strengthens by one cent our reported revenues will decline by approximately $8,700.  Adjusted EBITDA(A) is similarly impacted by approximately $2,800, assuming a strengthening U.S. dollar.  The impact on adjusted net income(A) and free cash flow(B) for a similar change in FX rate, results in an approximately $600 and $500 decline, respectively.  Should the U.S. dollar weaken by one cent, our reported revenues, adjusted EBITDA(A), adjusted net income(A) and free cash flow(B) will improve by similar amounts.

Interest on long-term debt

Since August 2013, we entered into interest rate swaps on notional borrowings of $825,000.  Going forward, we will continue to monitor, and, when appropriate, adjust the fixed and floating interest rate positions on our long-term debt drawings.  By fixing the variable rate of interest we reduce the risk of interest rate escalation in the future, however, short-term interest expense increases compared to the expense we would have incurred if we had borrowed at current market rates.  The increase in interest expense is dependent on the amount swapped, the market rate of interest and the applicable bank margin when we entered into the swap.

Taxation

Our U.S. business continues to utilize loss carryforwards which are available to offset income otherwise subject to tax.  Based on the current rate of utilization and expected performance of our U.S. business, we expect that these carryforward losses will be fully utilized by the fourth quarter of 2018.  The rate of use however, is subject to the actual performance of our U.S. business.  Once these carryforward losses are fully utilized, current income tax expense will increase significantly.  The increase in current income tax expense in 2018 and beyond will have a significant impact on the amount of free cash flow(B) we generate and the free cash flow(B) yield we return.  Based on our expected business performance, we estimate current income tax expense will increase by approximately $35,000 to $40,000 annually once all carryforward losses are utilized.

Based on current regulations and enacted tax rates, we expect our long-term effective tax rate will approximate 23 to 24%.

The Company’s wholly-owned Canadian holding company holds all of the issued and outstanding share capital of our U.S. business.  We have reviewed the investment in our U.S. business and have concluded that our investment has been permanently reinvested.  We have drawn this conclusion after careful consideration of many factors, including management’s

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stated strategy to grow through strategic acquisition which is expected to be concentrated in the U.S.  Additionally, repatriating monies from our U.S. operations comes at a cost in the form of withholding taxes.  We have no intention of incurring withholding taxes unnecessarily, and as such we ensure that all alternatives are considered before we repatriate any monies from our U.S. business to Canada.  Applying this approach also reduces our exposure to foreign currency risk.  Our Canadian operations have the ability to generate earnings and or draw on availability under the consolidated facility to achieve this result.  Accordingly, we have not established a deferred tax asset or liability reflecting the difference between the tax and accounting values of our Canadian held investment in our U.S. operations.  In 2014, the Canadian parent of our U.S. operating subsidiary received dividends from its U.S. subsidiary to fund a portion of the share repurchases completed in 2014 and to reduce excess cash balances in our U.S. business.  We reviewed the receipt of these monies and concluded that our stated intent to permanently reinvest monies in our U.S. operations remained unchanged.  Accordingly, we have not recognized a deferred tax obligation or benefit since the conclusion we reached satisfies the requirement that earnings remain essentially reinvested.  If, or when, we are required to repatriate earnings or some portion thereof from our U.S. operations to Canada, these monies would likely attract withholding taxes at a rate of 5%, subject to our U.S. operations cumulative earnings and profits position at the time of repatriation, and these taxes would be accrued and paid for at the time of repatriation.

The Company’s indirectly held, but wholly-owned, U.S. holding company, WSI LLC, holds a 22.5% interest in the issued and outstanding share capital of Progressive Waste Solutions Canada Inc. (formerly BFI Canada Inc. effective April 1, 2015).  We have reviewed the investment in our Canadian business and have concluded that our investment has been permanently reinvested.  We have drawn this conclusion after considering many of the same factors outlined above that support permanent reinvestment of our Canadian held interest in our U.S. business.  Accordingly, we have not established a deferred tax asset or liability reflecting the difference between the tax and accounting values of our U.S. held investment in our Canadian operations.  If, however, we are required to repatriate some portion of our Canadian operations to the U.S., these monies would likely attract withholding taxes at a rate of 5%, subject to our Canadian business’s ability to declare dividends at the time of repatriation, and these taxes would be accrued and paid for at the time of repatriation.

In connection with the sale of our Long Island, New York operations in the first quarter this year, we anticipated filing for a worthless stock deduction.  However, we have since determined that we do not meet the conditions necessary to realize on this deduction and any and all resulting losses are on account of equity and characterized as a capital loss.  We will continue to assess our options to maximize the use of any capital loss available to us.

Financing strategic growth

One of our objectives is to grow organically and through strategic acquisition.  Growth achieved through strategic acquisition is dependent on our ability to generate free cash flow(B) and our ability to access debt and equity in the capital markets.  We remain confident we will continue to generate free cash flow(B) in excess of dividends paid and share repurchase targets, and these excess cash flows will be available to finance a portion of our continued growth, including growth through strategic acquisition.  Significant growth requires access to debt and equity in the capital markets and any capital market restrictions could affect this growth.  We remain confident that our current access to the capital markets is sufficient to meet our near and longer-term needs.

Share repurchases

As of February 23, 2016, no additional common shares were purchased under the NCIB, and it is anticipated that we will not make any further purchases pursuant to our NCIB in light of having announced the pending Merger with WCI.

Liquidity

Our ability to generate cash from operations is strong.  Our operations generate stable cash flows, which we expect will be in excess of our needs to continue operating our business steady state.  Over the long-term, we intend to apply a balanced approach to the use of these cash flows to fund strategic acquisitions, share repurchases, dividends and debt repayment.  In addition, it is our long-term goal to maintain a consolidated total debt to adjusted EBITDA(A) ratio of between 2.5 to 3.0 times.  In light of the continuing low interest rate environment and the Company’s strong balance sheet, management is comfortable with this target range and will reassess from time-to-time.  We intend to return to our target range by the end of 2016, since our 2015 share repurchases and acquisition activity temporarily pushed us outside of this range.  Based on the availability we have under the consolidated facility, we believe we have an adequate source of liquidity in the near and mid-term.

Borrowing rates are at historical lows in the U.S. and Canada.  Accordingly, if the North American economy strengthens, we would expect interest rates to rise.  An increase in interest rates results in higher interest expense on borrowing tied to variable rates of interest, partially offset by lower current or deferred income tax expense.  Please refer to the Liquidity and Capital Resources section of this MD&A for the impact a 1% rise or fall in interest rates has on our reported results of operations.

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Withholding taxes on foreign source income

When and as applicable, withholding tax on foreign source income is recorded as current income tax expense on the consolidated statement of operations and comprehensive income or loss.  An increase in dividends paid or common shares repurchased, when funded by IESI Corporation (“IESI”), an indirect wholly-owned subsidiary, or the inability of IESI to return capital, attracts withholding taxes from foreign source income received by Canadian entities of the Company.  In addition, and in connection with the closing of the WSI acquisition, changes were made to our organizational structure which resulted in our Canadian operations being partially owned by a U.S. holding company.  Accordingly, a per share dividend paid by the Canadian operating parent for the benefit of, and distribution by the Company to its shareholders, also requires the Canadian operating parent to pay a like dividend to the U.S. holding company.  Amounts paid by the Canadian operating parent to the U.S. holding company are subject to withholding tax.  However, with the introduction of our long-term financing structure, Progressive Waste Solutions Ltd. receives interest income that exceeds its interest obligations under the terms of the consolidated facility.  Accordingly, excess cash at Progressive Waste Solutions Ltd. can be applied against its dividend obligations and therefore reduce the dividend requirements of its Canadian or U.S. operating entities, which in turn reduces withholding tax.

Amortization

We have historically accounted for acquisitions applying the purchase method of accounting.  The purchase method of accounting required us to recognize acquired assets and liabilities at fair value, including all identified intangible assets separately from goodwill.  Fair value adjustments typically increased the carrying amounts of acquired capital and landfill assets and required us to recognize the fair value of intangible assets as well.  Accordingly, capital, landfill and intangible asset amortization not only includes amortization of the assets original cost, but also includes the amortization of fair value adjustments recognized on acquisition.  Even though we have grown organically, a significant portion of our growth has been through acquisition. Therefore, fair value adjustments included in amortization expense are significant.  Our most notable fair value adjustments arose on the formation of our predecessor company, our initial public offering, and our acquisitions of IESI, WSI, the Ridge landfill, Fred Weber, Choice Environmental and Carolina Waste.  Due to the inherent difficulty in isolating fair value adjustments for every acquisition completed by us, it is unreasonable for us to derive the exact impact these acquisitions have had on amortization expense.  Fair value adjustments are recognized in amortization expense over the useful life of the underlying asset and for landfill assets over the landfills permitted or deemed permitted useful life.  If we continue to grow through acquisition, amortization expense will continue to increase.  Increases will be partially offset by declines in fully amortized fair value adjustments.

Financial Instruments

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Credit risk

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge its obligation.  Our exposure to credit risk is limited principally to cash and cash equivalents, accounts receivable, other receivables, funded landfill post-closure costs, interest rate and commodity swaps, and when and as applicable, FX agreements and hedge agreements for OCC.  In all instances, our risk management objective, whether of credit, liquidity, market or otherwise, is to mitigate our risk exposures to a level consistent with our risk tolerance.

Cash and cash equivalents

Certain senior management is responsible for determining which financial institutions we bank and hold deposits with.  Management’s selected financial institutions are approved by the Board of Directors.  Senior management typically selects financial institutions which are lenders in its long-term debt facilities and those which are deemed by management to be of sufficient size, liquidity, and stability.  Management reviews the Company’s exposure to credit risk from time to time or as a condition indicates that the Company’s exposure to credit risk has or is subject to change.  Our maximum exposure to credit risk, related to cash and cash equivalents, is the fair value of these amounts recorded on our balance sheet, approximately $35,800 (December 31, 2014 – approximately $41,600).  We hold no collateral or other credit enhancements as security over our cash and cash equivalent balances and deem the credit quality of these balances to be high and not impaired.

Accounts receivable

We are subject to credit risk on accounts receivable and our maximum exposure to credit risk is equal to the fair value of accounts receivable recorded on our balance sheet, approximately $207,600 (December 31, 2014 - $216,200).  We perform credit checks or accept payment or security in advance of service to limit our exposure to credit risk.  The diversity of our customer base, including diversity in customer size, balance and geographic location inherently reduces our exposure to credit risk.   We have also assigned various employees to carry out collection efforts in a manner consistent with our accounts

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receivable and credit and collections policies.  These policies establish procedures to manage, monitor, control, investigate, record and improve accounts receivable credit and collection.  We also have policies and procedures which establish estimates for doubtful account allowances.  These calculations are generally based on historical collection or alternatively historical bad debt provisions.  Specific account balance review is permitted, where practical, and consideration is given to the credit quality of the customer, historical payment history, and other factors specific to the customer, including bankruptcy or insolvency.

Accounts receivable that are deemed by management to be at risk of collection are provided for.  When accounts receivable are considered uncollectable, they are written-off against the provision.  The recovery of amounts previously written-off is recorded to the provision.  Management typically assesses aggregate accounts receivable impairment applying historical rates of collection giving consideration to broader economic conditions.

Our accounts receivable are generally due upon invoice receipt.  Accordingly, all amounts which are outstanding for a period that exceeds the current period are past due.  Based on historical collections, we have been successful in collecting amounts due to us.  We assess the credit quality of accounts receivable that are neither past due nor impaired as high.  Our maximum exposure to accounts receivable credit risk is equivalent to our net carrying amount.  We may request payment in advance of service generally in the form of credit card deposit or full or partial prepayment as security.  Amounts deposited or prepaid in advance of service are recorded to deferred revenue on our balance sheet.  Accounts receivable considered impaired at December 31, 2015, are not considered significant.

Other receivables

We are subject to credit risk on other receivables, which principally reflects a vender take back mortgage (“VTB”) we entered into in conjunction with the sale of certain buffer lands adjacent to our Calgary landfill site in 2014.

Our maximum exposure to credit risk is equal to the carrying amount of other receivables, approximately $2,500  (December 31, 2014 – $5,500), however the VTB is secured by the land sold.  Accordingly, we deem the credit quality of our other receivables balance to be high and no amounts are impaired.

Funded landfill post-closure costs

We are subject to credit risk on deposits we make to a social utility trust.  Our deposits are invested in bankers’ acceptances (“BAs”) offered through Canadian financial institutions or Government of Canada treasury bills.  Due to the nature of the underlying investments, management deems its exposure to credit risk related to funded landfill post-closure cost amounts as low.  Our maximum exposure to credit risk is equal to the fair value of funded landfill post-closure costs recorded on our balance sheet, approximately $10,100 (December 31, 2014 – $11,400).  Management reviews the Company’s exposure to risk from time to time or as a condition indicates that its exposure to risk has changed or is subject to change.  We hold no collateral or other credit enhancements as security over the invested amounts, however we deem the credit quality of the financial asset as high in light of the underlying investments.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with the settlement of our financial liabilities.  Our exposure to liquidity risk is due primarily to our reliance on long-term debt financing.  Our treasury function is responsible for ensuring that we have sufficient short, medium and long-term liquidity and liquidity is managed daily through our monitoring of actual and forecasted cash flows and liquidity available to us from our consolidated facility.  The treasury function is also responsible for ensuring that liquidity is available on the most favourable financial terms and conditions.  Our treasury function reports quarterly on our available capacities and covenant compliance to the Audit Committee and lenders, and maintains regular contact with the primary parties to our long-term debt facilities.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk is comprised of currency, interest rate and other price risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in FX rates.  Our exposure to currency risk is tied to the movement of monies between Canada and the U.S.  Accordingly, we are exposed to currency risk on U.S. dollars received by our Canadian business from U.S. sources to fund Canadian dollar denominated dividends or share repurchases and similarly on Canadian dollars received by our U.S. business due to dividend payments payable to a U.S. holding company.  To mitigate this risk, management decides where dividend and share repurchases are funded from and looks to fund these amounts from cash flows generated from Canadian sources wherever possible.  Our treasury function actively reviews our exposure and assesses the need to enter into further FX agreements.  Our Board of Directors also considers currency risk when establishing the Company’s dividend.  For the year ended December 31,

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2015, we were exposed to currency risk on the portion of dividends received by our U.S. holding company that were not hedged by FX agreements.  To mitigate a portion of the risk attributable to paying Canadian dollar denominated dividends to our U.S. holding company, we enter into foreign currency exchange agreements from time to time.

Interest rate risk is the risk that the fair value of a financial instrument’s future cash flows will fluctuate because of changes in market rates of interest.  Interest rate risk arises from our interest bearing financial assets and liabilities.  We have various financial assets and liabilities which are exposed to interest rate risk, the most notable of which is our long-term debt.

Our consolidated facility and our IRBs are subject to interest rate risk.  An increase or decrease in the variable interest rate results in a corresponding increase or decrease to interest expense on long-term debt.  A portion of this risk has been mitigated by the interest rate swaps we have entered into.  However, we are subject to interest rate risk as these interest rate swaps reach the end of their contractual maturities.  We are also subject to interest rate risk on funded landfill post-closure costs.  Funded landfill post-closure costs are invested in interest rate sensitive short-term investments.  An increase or decrease in the return on invested amounts could result in us having to decrease or increase our funding for this obligation.  We are also subject to interest rate risk on our cash equivalents balance and other receivables.

The policies and process for managing these risks are included above in the Credit risk section.

Risk management objectives

Our financial risk management objective is to mitigate risk exposures to a level consistent with our risk tolerance.  Derivative financial instruments are evaluated against the exposures they are intended to mitigate and the selection of a derivative financial instrument may not increase the Company’s net exposure to risk.  Derivative financial instruments may expose us to other types of risk, which may include, but not limited to, credit risk.  Our exposure to other types of risk is evaluated against the benefit derived from the derivative financial instrument.  Our use of derivative financial instruments for speculative or trading purposes is prohibited and the value of the derivative financial instrument cannot exceed the risk exposure of the underlying asset, liability or cash flow it is intended to mitigate.

Fair value methods and assumptions

The estimated fair values of financial instruments are calculated using available market information and commonly accepted valuation methods.  Considerable judgment is required to interpret market information that we use to develop these estimates.  Accordingly, fair value estimates are not necessarily indicative of the amounts we, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair value estimates.

Cash equivalents are invested in a money market account offered through a Canadian financial institution.  The estimated fair value of cash equivalents is equal to its carrying amount.

Funded landfill post-closure amounts are invested in BAs offered through Canadian financial institutions or Government of Canada treasury bills.  The estimated fair value of these investments is supported by quoted prices in active markets for identical assets.

The estimated fair values of commodity swaps are determined using a discounted cash flow analysis.  This approach uses the forward index curve and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreements, to discount the expected cash flows attributable to these commodity swaps.  Financial institutions are the sources of the forward index curve and risk-free rate of interest.  The use of different assumptions and or estimation methods could have a material effect on the estimate of fair value.

Our interest rate swaps are recorded at their estimated fair values determined using a discounted cash flow analysis.  The analysis utilizes observable market data including forward yield curves to determine the market’s expectation of the future cash flows of the variable component.  The fixed and variable components of the derivative are then discounted using calculated discount factors developed from the zero rate curve and are aggregated to arrive at an estimated fair value.  We also incorporate credit valuation adjustments to reflect nonperformance risk for ourselves and the respective counterparties in our estimation of fair value.  We verify the reasonableness of these estimates by comparing them to quotes received from financial institutions that trade these contracts.  The use of different assumptions and or estimation methods could have a material effect on the estimate of fair value.

Foreign currency exchange agreements are recorded at their estimated fair value based on quotes received from the financial institution that trades these contracts.  We verify the reasonableness of these quotes by comparing them to the period end

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foreign currency exchange rate, plus a reasonable premium to market.  There was one foreign currency exchange agreement outstanding at December 31, 2015.  Accordingly, the risk of having a material impact on the determination of fair values through the use of different assumptions and or estimation methods is unlikely to be significant.

The fair value of our wood waste supply agreement, an embedded derivative, was determined using a discounted cash flow analysis.  This approach used electricity generator and Ultra Low Sulfur Diesel forward index curves and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreement.  We used a third-party, who was not a counter-party, to independently value the embedded derivative and we used this and other information to derive our fair value estimate.  The use of different assumptions and or estimation methods could have had a material effect on this fair value.  Effective April 2014, we amended our wood waste supply agreement, which removed the embedded derivative.  Accordingly, we have no fair value measurement risk associated with an embedded derivative contained in the wood waste supply agreement as at December 31, 2015.

Financial assets and liabilities recorded at their estimated fair values are included on our balance sheets as funded landfill post-closure costs, other assets and other liabilities, as and where applicable.

Risks and Uncertainties

Our business, and an investment in our securities, is subject to certain risk and uncertainties, including those described below and included in the Outlook section of this MD&A.  We have divided the risks and uncertainties into three categories: principal risks relating to our business, risks related to our industry and other general risk factors that should be considered when investing in our Company’s common shares.

If any events or developments discussed in these risks actually occur, our business, financial condition or results of operations or the value of our securities could be adversely affected.

Principal risks related to our business

The proposed Merger is subject to various closing conditions, including regulatory and stockholder approvals, as well as other uncertainties and there can be no assurances as to whether and when the Merger may be completed.

The proposed Merger is subject to various closing conditions, including regulatory and stockholder approvals, as well as other uncertainties and there can be no assurances as to whether and when the Merger may be completed. Under the terms and conditions of the Merger Agreement, the Merger Sub will be merged with and into Waste Connections, with Waste Connections surviving the Merger as a wholly-owned subsidiary of the Company.  The consummation of the Merger is subject to various customary conditions, including the affirmative vote of holders of a majority of the outstanding shares of Waste Connections’ common stock, the affirmative vote of a majority of the votes cast of the Company’s common shares, the expiration or termination of the applicable waiting period under the Hart–Scott–Rodino Antitrust Improvements Act of 1976, and other regulatory clearances.  If these conditions to the closing of the Merger are not fulfilled, some of which are not within the control of the Company, then the Merger cannot be consummated.  If the Merger does not receive, or timely receive, the required regulatory approvals and clearances, or if another event occurs that delays or prevents the Merger, such delay or failure to complete the Merger may cause uncertainty and other negative consequences that may materially and adversely affect the business, financial position, and results of operations of the Company.

Downturns in the economy could adversely affect our revenues and operating margins

Our business is affected by changes in economic factors that are outside of our control, including consumer confidence, interest rates and access to capital markets.  Although our services are of an essential nature, a weak economy generally results in a decline in waste volumes generated.  Additionally, consumer uncertainty and the loss of consumer confidence may limit the number or amount of services requested by customers.  During times of weak economic conditions, we may also be adversely impacted by our customers’ ability to pay in a timely manner, if at all, due to their financial difficulties, which could include bankruptcies.  If our customers do not have access to capital, our volumes may decline and our growth prospects and profitability may be adversely affected.  Due to the diversity of our customer base and the nature of our business and services we provide, we haven’t been severely affected by downturns in the economy.  Operations in our East segment have been impacted the most by economic downturns, but we don’t believe that this segment is unable to continue operating as a going concern.  As outlined in the Outlook – strategy section of this MD&A, the composition of assets in this segment is not optimal.  Accordingly, we remain committed to participating with New York City in the NYC Plan, maximizing the internalization of collected waste volumes, optimizing this segment’s asset mix and to reducing our exposure to further or future economic downturns.

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We may be unable to obtain, renew or continue to maintain certain permits, licenses and approvals that we need to operate our business

We are subject to significant environmental and land use laws and regulations.  Our internalization strategy depends on our ability to maintain our existing operations, expand our landfills and transfer stations, establish new landfills and transfer stations and increase applicable daily or periodic tonnage allowances.  To own and operate solid waste facilities, we must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals.  Permits, licenses and approvals to operate or expand non-hazardous solid waste landfills and transfer stations are difficult, time consuming and expensive to obtain.  Obtaining permits often takes several years and requires numerous hearings, in addition to complying with land use, environmental and other regulatory requirements.  We may also face resistance from citizen groups and other environmental advocacy groups.  Failure to obtain the required permits, licenses or approvals to establish new landfills and transfer stations or expand the permitted capacity of our existing landfills and transfer stations could reduce internalization and negatively impact our business strategies.  A failure to obtain, renew or extend various permits and licenses could result in the impairment of certain assets recorded on our consolidated balance sheet and result in significant impairment charges recorded to our consolidated statement of operations and comprehensive income or loss.  We are not aware of any significant permit or licensing barriers or issues that would significantly impact our ability to continue operating in a manner consistent with our historical or near-term expected future performance.

Our long-term debt facilities contain restrictive covenants and require us to meet certain financial ratios and financial condition tests

The terms of our consolidated facility and IRBs contain restrictive covenants that limit the discretion of our management with respect to certain business matters.  These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares above certain levels or make certain other payments, including share repurchases, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the consolidated facility contains a number of financial covenants that require us to meet certain financial ratios and financial condition tests.  A failure to comply with these terms could result in an event of default which, if not cured or waived, could result in accelerated repayment.  If the repayment of any of these facilities was to be accelerated, we cannot provide assurance that our assets would be sufficient to repay these facilities in full.

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings.  Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, deterioration in general economic and business conditions and adverse publicity.  Any downgrade in our credit ratings may impede our access to the debt markets, raise our borrowing rates or affect our ability to enter into interest rate swaps, commodity swaps for a portion of diesel fuel that is consumed in our operations or foreign currency exchange agreements.

Moody’s has rated our consolidated credit facility at Ba1 with a stable outlook.  S&P has assigned a rating of BBB stable for our consolidated credit facility.

Based on the restrictive covenant and financial condition tests included in our facilities, we remain confident that we will continue to meet these tests in the near-term and the foreseeable future.

We have significant indebtedness, which could adversely affect our financial condition

We have, and expect to continue to have, a significant amount of indebtedness and, as a result, significant debt service obligations.  As of December 31, 2015, we had total indebtedness of approximately $1,551,000.  The degree of leverage could have important consequences.  For example, it may:

•         increase our vulnerability to adverse economic and industry conditions;

•         require us to dedicate a substantial portion of cash from operations to service our indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures, other general corporate purposes, acquisitions, dividends and share repurchases;

•         limit our ability to obtain additional financing in the future for working capital, capital expenditures, general corporate purposes, acquisitions, dividends and share repurchases;

•         place us at a disadvantage compared to our competitors that have less debt; and

•         limit our flexibility in planning for, or reacting to, changes in the business and in the industry generally.

Currently our consolidated leverage is within our long-term target range.

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We expect to engage in further acquisitions or mergers, which may adversely affect the profit, revenues, profit margins or other aspects of our business, and we may not realize the anticipated benefits of future acquisitions or mergers to the degree anticipated

Our growth strategy is based, in part, on our ability to acquire other businesses.  The success of our acquisition strategy will depend, in part, on our ability to:

●     identify suitable businesses to buy;

●     conduct suitable due diligence and negotiate the purchase of those businesses on acceptable terms;

●     complete the acquisitions within our expected time frame;

●     improve the results of operations of the businesses that we buy and successfully integrate their operations into our own; and

●     respond to any concerns expressed by regulators, including anti-trust or competition law concerns.

We may fail to properly complete any or all of these steps.  Many of our competitors are also seeking to acquire collection operations, transfer stations and landfills, including competitors that have greater financial resources than we do.  This may reduce the number of acquisition targets available to us and may lead to unfavorable terms as part of any acquisition, including higher purchase prices.  If acquisition candidates are unavailable or too costly, we may need to change our business strategy.  Our integration plan for acquisitions often contemplate certain cost savings, including the elimination of duplicative personnel and facilities.  Unforeseen factors may offset the estimated cost savings or other components of our integration plan in whole or in part and, as a result, we may not realize any cost savings or other benefits from future acquisitions.  Our due diligence investigations may also fail to discover certain undisclosed liabilities.  Further, any difficulties we encounter in the integration process could interfere with our operations and reduce our operating margins.  Even if we are able to make acquisitions on advantageous terms and are able to integrate them successfully into our operations and organization, some acquisitions may not fulfill our strategy in a given market due to factors that we cannot control.  As a result, operating margins could be less than we originally anticipated when we made those acquisitions.  In such cases, it may change our strategy with respect to that market or those businesses and we may decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill, capital, intangible or landfill assets.  We have been successful in identifying, negotiating and integrating a number of acquisitions in markets we currently serve and new markets we have entered.  We acknowledge that a strategy of growth through acquisition does not come without risk and challenge.  We believe that our goodwill impairment loss is due in large part to the goodwill we recognized on an acquisitions completed in our East segment at the economy’s peak, which was subsequently determined to be impaired as a result of the economic decline and increased competition that followed.  While we remain confident that we can continue to execute our acquisition strategy in the near-term and foreseeable future, we are aware of the risks that it presents.

Future acquisitions may increase our capital requirements

We cannot be certain that we will have enough capital or that we will be able to raise capital by issuing equity or debt securities or through other financing methods on reasonable terms, if at all, to complete the purchases of any businesses that we want to acquire.  Acquisitions will generally increase our capital requirements unless they are funded from excess free cash flow(B), which we define as free cash flow(B) in excess of dividends declared and shares repurchased.  Acquisitions financed with debt or equity capital will result in higher long-term debt or equity amounts recorded on our consolidated balance sheet.  Higher debt levels can increase our borrowing rates and will increase interest expense due to higher levels of outstanding indebtedness.  Higher interest expense will reduce current income tax expense or preserve loss carryforwards.  Based on current economic conditions, we remain optimistic that capital will be available, on reasonable terms, to allow us to execute our acquisition growth strategy and that a portion of our acquisitions will be funded from excess free cash flow(B), which reduces the need for additional capital.

Our financial obligations to pay closure and post-closure costs in respect of our landfills could exceed current reserves

We have material financial obligations to pay closure and post-closure costs in respect of our landfills.  We have estimated these costs and made provisions for them, but these costs could exceed current reserves as a result of, among other things, any federal, provincial, state or local government regulatory action, including unanticipated closure and post-closure obligations.  The requirement to pay increased closure and post-closure costs could substantially increase our expenses and cause our net income to decline.  Additional discussion about this risk is included in the Critical Accounting Estimates – Landfill closure and post-closure costs and Environmental Matters sections of this MD&A.

We may be unable to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage

If we are unable to obtain performance or surety bonds, letters of credit or insurance, we may not be able to enter into additional solid waste or other collection contracts or retain necessary landfill operating permits.  Collection contracts, municipal contracts, transfer station operations and landfill closure and post-closure obligations may require performance or

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surety bonds, letters of credit or other financial assurance to secure contractual performance or comply with federal, provincial, state or local environmental laws or regulations.  We typically satisfy these requirements by posting bonds or letters of credit.  As of December 31, 2015, we had approximately $411,600 of such bonds in place and approximately $177,100 of letters of credit issued.  Closure bonds are difficult and costly to obtain.  If we are unable to obtain performance or surety bonds or additional letters of credit in sufficient amounts or at acceptable rates, we could be precluded from entering into additional collection contracts or obtaining or retaining landfill operating permits.  Any future difficulty in obtaining insurance could also impair our ability to secure future contracts that are conditional upon the contractor having adequate insurance coverage.  Accordingly, our failure to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage could limit our operations or violate federal, provincial, state or local requirements, which could have a materially adverse effect on our business, financial condition and results of operations.  We have been successful in obtaining sufficient surety bonds, letters of credit or other financial assurances and have maintained adequate insurance coverage.  Accordingly, we have not experienced significant costs or recoveries stemming from an inability to secure financial assurances or insurance.  While we are subject to market conditions related to the cost of surety bonds, letters of credit or other financial assurances, we don’t anticipate or have any indication that the costs to obtain these assurances will have a material effect on our operations and cash flows in the near-term.  We are also subject to market conditions related to the cost of insurance, which is further affected by our claims history.  We don’t anticipate or have any indication that the costs for, or our ability to obtain or retain, insurance are at risk or at a cost that would preclude us from being competitive or impede our current or future operations.

We may be unable to successfully manage our growth

Our growth strategy may place significant demands on our financial, operational and management resources.  In order to continue our growth, we may need to add administrative, management and other personnel, and make additional investments in operations and systems.  We cannot provide assurance that we will be able to find and train qualified personnel, or do so on a timely basis, or expand our operations and systems in the time required.  We have, however, been successful in managing our growth and its demands on our financial, operational and management resources to date.  We remain confident that we can continue to manage our growth as we expand our operations, management and financial resource requirements.  We presently deem the risk of managing our growth to be low.

We may lose contracts through competitive bidding or early termination

We derive revenues from municipal contracts that require competitive bidding by a variety of potential service providers.  Although we intend to continue to bid on municipal contracts and to re-bid our existing municipal contracts, these contracts may not be maintained or won in the future or may be won at lower pricing.  We may also be unable to meet bonding requirements for municipal contracts at a reasonable cost to us or at all.  These requirements may limit our ability to bid for some municipal contracts and may favor some of our competitors.

We also derive revenues from non-municipal contracts, which generally have a term of three to five years.  Some of these contracts permit our customers to terminate them before the end of the contractual term.  Any failure by us to replace revenue from contracts lost through competitive bidding, termination or non-renewal within a reasonable time period could result in a decrease in our operating revenue and earnings.  Contract losses may also make certain capital assets obsolete before they have exhausted their useful lives.  We may have no choice but to sell the assets in the open market at prices that differ from their recorded amounts, which would result in gains or losses on the assets disposition.  However, because we operate in various geographical locations throughout Canada and the U.S., we have generally been successful in obtaining new contracts at a pace that is not significantly less than the pace of loss.  However, there may be periods or years when losses are more prevalent than gains and vice versa.  Our track record of organic growth has generally been positive and we expect this trend to continue over the near to mid-term.

We depend on third-party disposal customers at our landfills and we cannot provide assurance that we will maintain these relationships or continue to provide services at current levels

Operating and maintaining a landfill is capital intensive.  As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations.  The loss of third-party disposal customers could reduce our revenues and profitability.  For the year ended December 31, 2015, approximately 57% of the total tonnage received by our landfills was derived from the disposal of waste received from third-party disposal customers.  Accordingly, we depend on maintaining a certain level of third-party disposal customers at our landfills to be able to operate them at profitable levels.

We cannot provide assurance that we will maintain our relationships or continue to provide services to any particular disposal customer at current levels.  We also cannot provide assurance that third-party customers will continue to utilize our sites and pay gate rates that generate acceptable margins for us.  Negative impacts could also occur if new landfills open, if our existing disposal customers fail to renew their contracts, if the volume of waste disposal decreases or if we are unable to increase our

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gate rates to correspond with an increasing cost of operations.  In addition, new contracts for disposal services entered into by us may not have terms similar to those contained in contracts with existing customers, in which case revenues and profitability could decline.  We have been successful at maintaining relationships with our disposal customers and are aware of the geographical proximity of our landfills to alternative disposal sites, the competitive pressures faced in each market, and the economic environment in each market.  While there are always changes to the composition of our external customer mix, we have not experienced declines in volumes that are so pervasive that they have caused us to question the operating or financial viability of our landfills.  In our East segment, we have faced a combination of soft economic conditions coupled with resilient competition.  Accordingly, we have had to endure increasing pricing pressures for a basket of constrained volumes.  We will continue to evaluate and re-evaluate our price and volume strategies in this segment with the objective of leveraging both.

Our segment operations are geographically concentrated and susceptible to local economies, regulations and seasonal fluctuations

Operations in our North segment are located in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and are susceptible to those markets’ local economies, regulations and seasonal fluctuations.  Our U.S. segments operate in the northeastern and southern U.S. and are susceptible to those regions’ local economies, regulations and seasonal fluctuations.  We operate in the following states: Texas, Florida, Arkansas, Missouri, Oklahoma, Louisiana, Mississippi, New York, New Jersey, Pennsylvania, Maryland, Virginia and Illinois, as well as the District of Columbia.

Economic downturns in Texas, New York, Florida, Ontario, Quebec and western Canada, and other factors affecting such states or provinces, such as state or provincial regulations affecting the non-hazardous solid waste management industry or severe weather conditions, could have a material adverse effect on our business, financial condition and results of operations, although we are somewhat insulated at a consolidated level give the geographic diversity of the business.

In addition, seasonality may temporarily affect our revenues and expenses.  We generally experience lower C&D debris volumes during the winter months when the construction industry is less active.  Frequent and/or heavy snow and ice storms can also affect revenues, primarily from transfer station and landfill operations, which are volume based, and the productivity of our collection operations.  Higher than normal rainfall and more frequent rain storms can put additional stress on the construction industry and lower the volumes of waste received at our landfills.  We employ various strategies to combat the seasonal nature of our business where we can.  Inclement weather conditions are out of our control, but its impact is partially mitigated by the geographical diversity of our operations.  From an economic and regulatory perspective, we actively participate in the local economies we operate in and are an active voice at various levels of government.  We will continue to be active to ensure our interests are heard and are considered.  The geographic diversification of our business helps insulate us from these issues on a consolidated basis.

Revenues generated under municipal contracts with New York City represented 2.1% of our consolidated revenue in 2015. Termination, modification or non-renewal of such contracts could have an adverse effect on our business, results of operations and financial condition

We attribute 2.1% of our consolidated revenue in 2015 and 2.3% of our consolidated revenue in 2014 to our municipal contracts with New York City.  In February 2011, we responded to bids issued by New York City and in September 2011 we received a Notice of Award from the New York City Department of Sanitation to extend our interim Brooklyn contracts for a three-year term.  Each of these contracts has now been further extended to October 2017.   We also hold a contract to export waste from the Borough of Queens, the details of which are currently being finalized.  As with prior contracts, New York City can terminate them upon 10 days’ notice.  If these contracts are terminated, or if they are not renewed, we may not be able to replace the affected revenue. Such a loss could have an adverse effect on our business, financial condition and results of operations.

In addition, during 2002, New York City announced changes to its solid waste management plan that would include reducing or eliminating the City’s reliance on private transfer stations, such as the ones we operate in New York City. While the plan has undergone substantial revision, New York City continues to pursue major changes in its system for transferring and disposing of municipal waste.  Since the announcement in 2002, New York City has requested proposals for alternative methods of handling municipal waste.  We have and will continue to make proposals as requested by the City and until the City decides on the final plan and contractors.  On October 28, 2014, we announced that we would submit a bid in response to the New York City Department of Sanitation’s most recent proposal which requires bidders to deliver up to three thousand tons of waste per day to two Brooklyn marine transfer stations.  If New York City implements changes to this system, it is likely that our existing contracts with the City would be modified, terminated or not renewed.

We believe that we have the right compliment of employees to execute on this deliverable and we are not aware of any impediments at this time.

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Our insurance coverage may not be sufficient to cover all losses or claims that we may incur

We seek to obtain and maintain, at all times, insurance coverage in respect of our potential liabilities and the accidental loss of value of our assets from risks, in those amounts, with those insurers, and on those terms we consider appropriate, taking into account all relevant factors, including the practices of owners of similar assets and operations.  However, not all risks are covered by insurance, and we cannot provide assurance that insurance will be available consistently or on an economically feasible basis or that the amounts of insurance will be sufficient to cover losses or claims that may occur involving our assets or operations.  We have been successful in obtaining insurance at commercially reasonable rates and on a basis that has been sufficient to cover our primary operating losses and claims.  We do not have any indication that our insurance coverage is, would be, or is about to be, insufficient.

If our assumptions relating to expansion of our landfills should prove inaccurate, our results of operations and cash flow could be adversely affected

Our estimates or assumptions concerning future development and landfill closure and post-closure costs may turn out to be significantly different from actual results.  In addition, in some cases we may be unsuccessful in obtaining an expansion permit or we may determine that an expansion permit that we previously thought was probable has become unlikely.  To the extent that such events occur at a landfill, cash expenditures for closure and post-closure could be accelerated, our results of operations and cash flow estimates may be adversely affected and the carrying amount of the landfill may be subject to impairment testing.  Our management team has a successful track record of successfully obtaining expansion permits.  Any changes to expansion assumptions will be recognized over the remaining life of the landfill site from the date of change in assumption.  Changes to expansion assumptions when a landfill site has many years of permitted operation remaining will have less of an impact on our results of operations than a site with a significantly shorter permitted life.  We don’t perceive this risk to be significant at this time.

Our operations may be negatively impacted by a cybersecurity incident

We use some form of information technology in our operations and such use creates various cybersecurity threats including the possibility of security breaches, operational disruptions and the release of non-public information (such as financial data, customer information and employee information).  Although we have taken various steps to protect ourselves against such risk, our efforts may not always be successful especially because of the rapidly changing nature of such cybersecurity threats.  In the event of a cybersecurity incident, our operations could be disrupted resulting in potential loss of customers, violation of laws and additional liabilities to the business.  Based on our internal standards and practices and strategy with regards to a cybersecurity incident, we don’t perceive this risk to be significant at this time.

We depend on members of our management team and if we are unable to retain them, our operating results could suffer

Our future success will depend on, among other things, our ability to retain the services of our management and to hire other highly qualified employees at all levels.  We compete with other potential employers for employees, and we may not be successful in hiring and keeping the services of executives and other employees that we need.  The loss of the services of, or the inability to hire, executives or key employees could hinder our business operations and growth.  We believe that we have good relationships with our management and their teams and offer each the opportunity to share in our success.  We structure our compensation plans to ensure we offer competitive remuneration and we regularly provide feedback and support to our managers to ensure they have the appropriate tools to successfully complete their required functions.  We remain confident that we can continue to retain and attract top talent without interruption or significant impact to our operating results.

We may be subject to additional liabilities associated with multiemployer pension plans

We are a participating employer in a number of multiemployer defined benefit plans (the “Plans”) for employees who are covered by its subsidiaries’ collective bargaining agreements.  These Plans involve: (i) several participating employers who make contributions based on the collective bargaining agreement they have agreed upon with the associated union; and (ii) benefits which are already defined for Plan members.  We do not administer such Plans and certain Plans may be subject to funding deficiencies.

We may consider from time to time (and as part of re-negotiating its collective agreements) the complete or partial withdrawal from one or more of these Plans and in such case we could incur expenses associated with obligations for unfunded and vested member benefits.  We could also be subject to additional liabilities for such benefits in the event of a mass withdrawal by contributing employers to a Plan.

Factors that could affect our liability in the event of a withdrawal event include the return on existing Plan assets; the ratio of active workers to those who have already retired; and the financial status and number of participating employers, among

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other things.  Any such future Plan withdrawal event could have a material adverse on our business in a given reporting period.

Risks related to our industry

Some of our employees are covered by collective bargaining agreements and efforts by labour unions to renegotiate those agreements or to organize our employees could divert management’s attention from its business or increase its operating cost

As of December 31, 2015, approximately 1,600, or 19.5%, of our employees were covered by collective bargaining agreements. These collective bargaining agreements expire through 2020 and have terms generally ranging from three to five years.

The negotiation or renegotiation of these agreements could divert management’s attention away from other business matters.  If we are unable to negotiate acceptable collective bargaining agreements, union initiated work stoppages, including strikes, may result.  Unfavourable collective bargaining agreements, work stoppages or other labour disputes may result in increased operating expenses and reduced operating revenue.  We believe that we have good relationships with our unions and have a history of negotiating contracts that don’t impede our ability to manage our business and/or impose undue costs on us.  Our collective bargaining agreements are negotiated on a location by location basis.  Accordingly, we believe that any work stoppage, strike or labour dispute would not have a significant adverse impact on our financial condition or results of operations.

Fluctuating fuel costs impact our operating expenses and we may be unable to fully offset increased fuel costs through fuel surcharges

The price of fuel is unpredictable and fluctuates based on events outside of our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries  and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns.  We need a significant amount of fuel to operate our collection and transfer trucks, and any price escalations will increase our operating expenses and could have a negative impact on our consolidated financial condition, results of operations and cash flows.  We will from time to time, in accordance with the terms of most of our customer contracts, attempt to offset increased fuel costs through the implementation of fuel surcharges. However, we may be unable to pass through all of the increased fuel costs due to the terms of certain customers’ contracts and market conditions.  As a result, we have entered into a series of fuel hedges with a view to limiting our exposure to fluctuating fuel prices and to reduce operating cost variability, however, there can be no assurance that we will be successful in this regard.  While we have typically been successful in recovering rising fuel costs from our customer base, not all of our contracts allow us to pass along increasing fuel costs.  In addition, the pass through of rising fuel costs has been most difficult in our East segment in light of market conditions and competition.  Accordingly, entering into hedges that effectively offset increasing fuel costs where recoverability is limited allows us to reduce operating cost variability.  We remain confident that we can continue to pass along rising fuel costs or enter into hedges to mitigate a portion of our exposure to fluctuations in our operating costs resulting from changes in fuel prices.

Our revenues will fluctuate based on changes in commodity prices

Our recycling operations process certain recyclable materials, such as OCC, paper (including newspaper, sorted office paper and mixed paper), plastics and aluminum, which are marketed as commodities and are subject to significant price fluctuations.  Our results of operations may be affected by changing prices or market requirements for recyclable materials.  The resale and purchase prices of, and market demand for, recyclable materials can be volatile due to change in economic conditions and numerous other factors beyond our control.  These fluctuations may affect our consolidated financial condition, results of operations and cash flows.  From time to time we have entered into commodity swaps for OCC to limit our exposure to fluctuating OCC prices.  Our exposure to commodity price fluctuations is further mitigated by the diversity of our service offerings and revenues generated from them.  However, commodity price fluctuations can be significant and can affect our reportable revenues and earnings.  Please refer to the Outlook section of this MD&A for further discussion regarding the impact of commodity pricing on our business.

Governmental authorities may enact climate change regulations that could increase our costs to operate

Environmental advocacy groups and regulatory agencies in Canada and in the U.S. have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change.  As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, greenhouse gas emissions.  The adoption of such laws and regulations and the imposition of fees, taxes or other costs, could adversely affect our collection and disposal operations, particularly in circumstances where we are unable to pass through such additional costs to our customers.  Changing environmental regulations could require us to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make our operations less profitable, which could adversely affect our results of operations.  While governmental

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authorities may enact regulations that increase our cost of operations, it is unlikely that an increase in the cost of operations would be isolated to us.  Accordingly, the management of waste, and the companies that participate in its management are all subject to the same governmental regulation resulting in no one company being any more or less advantaged or disadvantaged than the other.  We may also have opportunities to earn environmental credits at our facilities that convert methane gas to energy.  We remain confident that we could recover increasing operating costs should regulations change that increase those costs.

Our business is highly competitive, which could reduce our profitability or limit our growth potential

The North American waste management industry is very competitive.  We face competition from several larger competitors and a large number of local and regional competitors.  Because companies can enter the collection segment of the waste management industry with very little capital or technical expertise, there are a large number of regional and local collection companies in the industry.

In addition to national and regional firms and numerous local companies, we compete in certain markets with those municipalities that maintain waste collection or disposal operations.  These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax exempt financing, and some control of the disposal of waste collected within their jurisdictions.

In each market in which we operate a landfill, we compete for solid waste business on the basis of disposal or ‘‘tipping’’ fees, geographical location and quality of operations.  Our ability to obtain solid waste business for our landfills may be limited by the fact that some major collection companies also operate landfills to which they send their waste.  In markets in which we do not operate a landfill, our collection operations may operate at a disadvantage to fully integrated competitors.  Generally, we are either the number one, two or three operator in every market we conduct business in.  We deem profitability and growth risk as low in our North and West segments, but moderate in portions of our East segment.

Increasing efforts by provinces, states and municipalities to reduce landfill disposal could lead to our landfills operating at a reduced capacity or force us to charge lower rates

Provinces, states and municipalities increasingly have supported the following alternatives to or restrictions on current landfill disposal:

●     reducing waste at the source, including recycling and composting;

●     prohibiting disposal of certain types of waste at landfills; and

●     limiting landfill capacity.

Many provinces and states have enacted, or are currently considering or have considered enacting, laws regarding waste disposal, including:

●     requiring counties, regions, cities and municipalities under their jurisdiction to use waste planning,

composting, recycling or other programs to reduce the amount of waste deposited in landfills; and

●     prohibiting the disposal of yard waste, tires and other items in landfills.

These trends may reduce the volume of waste disposed of in landfills in certain areas, which could lead to our landfills operating at less than capacity or force us to charge lower prices for landfill disposal services.  While reduced landfill volumes may occur as a result of various waste reduction initiatives, we look to be a partner with the provinces, states and municipalities we operate in to be part of their waste reduction solution.  And while landfill volumes may decline due to waste reduction initiatives effectively causing over-capacity in the market place, in markets where alternative means of disposal do not exist or the costs are prohibitive, landfill pricing could increase.

Operating a vertically integrated suite of assets allows us to run strategies in each market place.  We don’t perceive this risk to be significant in the near term as this risk may take years to develop any significance.

Extended producer responsibility (“EPR”) programs may impact our customer relationships and revenues

Numerous jurisdictions in Canada and the U.S. have passed, or are considering new legislation or regulations to implement, EPR programs that could affect our existing customer contracts.  EPRs shift the financial responsibility and the physical logistics for the end of life management of waste packaging, printed paper and designated products, such as tires and electronics, from the generator to the producer or brand owner and usually include mandated minimum recycling rates which must be achieved.  Declines in waste volumes could occur due to increased waste diversion associated with these EPR programs and existing contracts to collect and process recyclables could be lost as post life management responsibility and contractual

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obligations shift from our existing municipal and commercial generating customers to the brand owners who may manage their EPR obligations through co-operative stewardship agencies.  We would seek to participate in and partner with stewardship organizations as a solution provider to the producer members.  However, there remains a risk that we may not be successful in securing these relationships.

General risks

We may be subject to litigation that could materially affect our financial results

We are subject to various legal proceedings in the ordinary course of business.  As the factual and legal issues concerning these proceedings are sometimes not easily resolved, we are unable to determine beforehand the timing and cost to settle such litigation, including the putative class action lawsuit filed against us and a subsidiary in October 2015, which concerns certain of our pricing practices in the state of Florida.  Furthermore, the final outcome of such matters could result in us making substantial payments which may materially affect our financial condition and operations.  At this time, we are not aware of any events that could materially impact our financial statements and results of operations.

We may record material charges against our earnings due to any number of events that could cause impairments to our assets

In accordance with U.S. GAAP, we capitalize certain expenditures and advances relating to disposal site development and expansion projects.  Events that could, in some circumstances, lead to an impairment include, but are not limited to, shutting down a facility or operation or abandoning a development project or the denial of an expansion permit. If we determine that a development or expansion project is impaired, we will record a charge against earnings for any unamortized capitalized expenditures and advances relating to such facility or project reduced by any portion of the capitalized costs that we estimate will be recoverable, through sale or otherwise.  We also carry a significant amount of goodwill on our consolidated balance sheet, which is required to be assessed for impairment annually, and more frequently in the case of certain triggering events.  We may be required to incur charges against earnings if we determine that certain events (such as a downturn in the recycling commodities market) have caused the carrying value of our assets to be greater than their fair value, resulting in impairment.  Any such charges could have a material adverse effect on our results of operations.

We routinely make accounting estimates and judgments.  If these are proven to be incorrect, subsequent adjustments could require us to restate our historical financial statements

We make accounting estimates and judgments in the ordinary course of business.  Such accounting estimates and judgments will affect the reported amounts of our assets and liabilities at the date of our financial statements and the reported amounts of our operating results during the periods presented.  Additionally, we interpret the accounting rules in existence as of the date of our financial statements when the accounting rules are not specific to a particular event or transaction.  If the underlying estimates are ultimately proven to be incorrect, or if our auditors or regulators subsequently interpret our application of accounting rules differently, subsequent adjustments could have an adverse effect on our operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require us to restate our historical financial statements.  We continually review accounting rules and regulation and we work with our auditors and third party experts on all significant accounting and valuation matters.

The adoption of new accounting standards or interpretations could adversely affect our financial results

Our implementation of and compliance with changes in accounting rules and interpretations could adversely affect our operating results or cause unanticipated fluctuations in our results in future periods.  The accounting rules and regulations that we must comply with are complex and continually changing.  We cannot predict the impact of future changes to accounting principles on our financial statements going forward.

If we identify deficiencies in our internal control over financial reporting, we could be required to restate our historical financial statements

We may face risks if there are deficiencies in our internal control over financial reporting and disclosure controls and procedures.  Any deficiencies, if uncorrected, could result in our financial statements being inaccurate and result in future adjustments or restatements of our historical financial statements, which could adversely affect our business, financial condition and results of operations.  We cannot predict the impact a deficiency in our internal controls over financial reporting could have on our financial statements.  However, we remain confident that we have established and maintain adequate internal controls over financial reporting and believe that our internal controls are effective.

Income tax

Tax interpretations, regulations and legislation in the various jurisdictions in which we operate are subject to measurement uncertainty and the interpretations can impact net income from income tax expense or recovery, and deferred income tax

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assets or liabilities.  In addition, tax rules and regulations, including those relating to foreign jurisdictions, are subject to interpretation and require judgment by us that may be challenged by the taxation authorities upon audit.

Payment of dividends is subject to various factors

Dividends paid by us may fluctuate.  The funds available for the payment of dividends from time to time will be dependent upon, among other things, our free cash flow(B), general business conditions, financial requirements for our operations and the execution of our growth strategy and the terms of our existing indebtedness.

We are a “foreign private issuer” in the U.S. and we are permitted to file less information with the U.S.  Securities and Exchange Commission and thus there may be less information concerning us than publicly available for U.S. public companies

As a “foreign private issuer” we are exempt from rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act.  In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act.  Moreover, we are not required to file periodic reports and financial statements with the U.S.  Securities and Exchange Commission (the “SEC”) as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with Regulation FD, which restricts the selective disclosure of material non-public information.  In addition, we are permitted, under a multi-jurisdictional disclosure system (“MJDS”) adopted by the U.S. and Canada, to prepare our disclosure documents in accordance with Canadian disclosure requirements.  Accordingly, there may be less information concerning us publicly available than there is for U.S. public companies.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses

More than 50% of our total assets are located in the U.S.  However, in order to maintain our current status as a foreign private issuer under U.S. securities laws, a majority of our shares must continue to be either directly or indirectly owned by non-residents of the U.S.  We may in the future lose our foreign private issuer status if a majority of our shares are held by residents of the U.S.  The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the MJDS.  If we were not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.  In addition, we may lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers.  Finally, if we lose our foreign private issuer status, to the extent that we were to offer or sell our securities outside of the U.S., we would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, which could limit our ability to access the capital markets in the future and create a higher likelihood that investors would require us to file resale registration statements with the SEC as a condition of any such financings.  While we acknowledge that losing our MJDS filing status will result in additional costs and expense, we don’t believe the costs will be significant.

As part of the business combination with WCI, we will distribute common shares to WCI stockholders, which will increase the proportion of our outstanding voting securities held by U.S. residents.  As a result, we expect that, after giving effect to the pending Merger with WCI, the Company will no longer qualify as a “foreign private issuer” under applicable U.S. securities laws.

As our financial statements are already presented in accordance with U.S. GAAP, if we no longer qualify as a foreign private issuer, there will be no change in the manner in which our financial statements are presented.  However, if we determine that we no longer qualify as a foreign private issuer following the Merger, we will be required to satisfy our reporting obligations using U.S. domestic reporting forms and will become subject to other rules applicable to a U.S. domestic issuer.  Subject to certain exemptions that may be available, we will also continue to be required to comply with our reporting obligations under Canadian securities laws.

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Environmental Matters

Environmental charter and mandate

We have an environmental, health and safety committee (the “committee”) and its primary purpose is to assist the Company’s Board of Directors in fulfilling its oversight responsibilities in relation to the following:

•         establish and review safety, health and environmental policies, standards, accountability and programs;

•         manage and oversee the implementation of compliance systems;

•         monitor the effectiveness of safety, health and environmental policies, systems and monitoring processes;

•         receive audit results and updates from management with respect to health, safety and environmental performance;

•         review the annual budget for safety, health and environmental operations;

•         commission and review reports, including external audits, on the nature and extent of any compliance and non-compliance with environmental and occupational health and safety policies, standards and applicable legislation and establishing plans to correct deficiencies, if any;

•         matters customarily performed by the committee; and

•         addressing any additional matters delegated to the committee by the Company’s Board of Directors.

The committee consists of no less than three directors.  Its members and its Chair are appointed annually by the Board of Directors, on the recommendation of the governance and nominating committee.

The Board of Directors may fill vacancies in the committee by election from its members, and if and when a vacancy exists in the committee, the remaining members may exercise all of its powers so long as a quorum remains in office.

The Company’s secretary shall, upon the request of committee chairman, any member of the committee or the President and Chief Executive Officer of the Company, call a meeting of the committee.  Any member of the committee may participate in the meeting and the committee may invite such officers, directors and employees of the Company and its subsidiaries as it may see fit, from time to time, to attend meetings of the committee.  The committee shall keep minutes of its meetings which shall be submitted to the Board of Directors.

To carry out its oversight responsibilities, with respect to the environment, the responsibilities of the committee will be:

●       to review and recommend to the Board of Directors, for approval, environmental policies, standards, accountabilities and programs for the Company, and changes or additions thereto, in the context of competitive, legal and operational considerations;

●     to commission and review reports, including external audits, on the nature and extent of compliance or any non-compliance by the Company with environmental policies, standards and applicable legislation and plans to correct deficiencies, if any, and to report to the Board of Directors on the status of such matters;

●     to review such other environmental matters as the committee may consider suitable or the Board of Directors may specifically direct.

The committee will regularly report to the Board of Directors on:

•         compliance with safety, health and environmental policies;

•         the effectiveness of safety, health and environmental policies; and

•         all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

The committee will annually review and evaluate the adequacy of its charter and recommend any proposed changes to the governance and nominating committee.

The committee may, without seeking approval of the Board of Directors or management, select, retain, terminate, set and approve the fees and other retention terms of any outside advisor, as it deems appropriate.  The Company will provide for appropriate funding, for payment of compensation to any such advisors, and for ordinary administrative expenses of the committee.

Environmental policies (excluding critical accounting policies)

Our environmental health and safety policy requires that we complete a thorough review of the environmental health and safety risks associated with acquisition candidates, or assumption, essential to ensure that the status of compliance with laws, regulations, permits or other legal instruments is understood to the best of our knowledge prior to completing the acquisition, or assumption.  This policy establishes the requirement and responsibility for conducting environmental health and safety due

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diligence reviews of acquisition candidate companies, joint-ventures, building or land leases, buildings or land acquisition, third party storage facilities and assumption including environmental health and safety provisions of facility operating contracts or other obligations being assumed.  The policy further requires a review and assessment of the structural integrity of buildings and tipping floors of buildings where waste will be placed.

Our third party transfer and disposal sites policy addresses waste disposal by us at third party transfer stations, landfills, recycling facilities and other processing and disposal facilities.  These facilities receive wastes and recyclable material collected by us from our customers and in some instances generated by us in the operation of our business.  Internally generated wastes include general waste and recyclable material, used oils and lubricants, leachate, condensate, batteries, solvents, used tires, scrap metals and other wastes.  To ensure that the third party facilities used by us do not impact our business, or our environmental or health and safety record, the third party facilities must meet an acceptable operational and regulatory compliance requirement as set forth by us.  Third party facilities that do not meet the acceptable minimum standards will not be used, unless approved by certain senior management.

Our nuisance wildlife management policy addresses guidelines for managing nuisance wildlife.

Policy development

In the development of any policy, including but not limited to environmental policies, management input drives the core content for all policies.  Our internal audit function supports the documentation of management’s intent and the ongoing maintenance of policies.  Policy owners are identified and referenced in the policy itself and drive the content of their policies.  Ownership and input is primarily determined by the core functional nature (e.g. finance, human resources, environmental) of the policy and by the constituency impacted.

A policy may be developed or refined as the result of a significant event that permanently changes the way we operate or report financial results.  When a significant event occurs, relevant management, together with the policy owner, will determine whether a new policy should be developed or an existing policy updated.

The Company level policies must meet or exceed the TSX and NYSE guidelines for corporate governance.  Policy content must be specific enough to provide adequate and effective internal controls, and general enough to ensure that adherence by all locations is realistic, regardless of size.  Special care is given to ensure policies are concise and focused on the essential requirements of management and regulatory authorities.  Both the policy owner and executive management must approve all new policies and changes to existing policies.  The audit committee and/or Board of Directors is also charged with reviewing Company level policies (i.e. disclosure, code of conduct) and changes to existing policies or new policy requests.

Once a policy is finalized and approvals are obtained, the most up-to-date version of each policy is retained via an on-line collaboration knowledge base.

Policy owners review their respective policies, at least annually, and update the content as necessary.  Requests for new policies or permanent changes to existing policies are communicated to the policy owner and reviewed in proposal form by the Executive Standards Committee.  If approved, the new policy or permanent policy change is made by the policy owner and a cross functional reviewer is identified.  Once reviewed, the new policy or permanent policy change is resubmitted to the Executive Standards Committee for final review and approval.

Legislation and governmental regulation

We are subject to various laws and regulations, which if violated, could subject us to sanctions or third-party litigation or, if unchanged, could lead to increased costs or the interruption of normal business operations that would negatively impact our business results and financial condition.

Our equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters.  These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of wastes and materials, air quality (including carbon or green house gas emissions), water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances.  In addition, federal, provincial, state and local governments may change the rights they grant to, and the restrictions they impose on, waste management companies, and those changes could restrict our operations and growth.

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Our compliance with regulatory requirements is costly.  We may be required to enhance, supplement or replace our equipment and facilities and to modify landfill operations and, if we are unable to comply with applicable regulatory requirements, we could be required to close certain landfills or we may not be able to offset the cost of complying with these requirements.  In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure and post-closure monitoring and obligate us to spend monies in addition to those currently accrued for such purposes.

Extensive regulations govern the design, operation, and closure of landfills.  If we fail to comply with these regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently, or be subject to monetary penalties.

Certain of our waste disposal operations traverse state, provincial, county and the Canada/U.S. national boundaries.  In the future, our collection, transfer, and landfill operations may be affected by legislation governing interstate shipments of waste.  If this or similar legislation is enacted in states in which we operate, it could have an adverse effect on our operating results, including our landfills that receive a significant portion of waste originating from out-of-state.

Certain collection, transfer, and landfill operations may also be affected by “flow control” legislation.  Some states and local governments may enact laws or ordinances directing waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments could limit or prohibit disposal or processing of waste in our transfer stations or landfills or in third party landfills used by us.

In 1996, the New York City Council enacted Local Law 42, which prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the New York City Business Integrity Commission, formerly known as the Trade Waste Commission (the “Business Integrity Commission”), and requires Business Integrity Commission approval of all acquisitions or other business combinations in New York City proposed by all licensees.  The need for review by the Business Integrity Commission could delay our consummation of acquisitions in New York City, which could limit our ability to expand our business there.

From time to time, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills.  If any additional fees are imposed in jurisdictions in which we operate and we are not able to pass the fees through to our customers, our operating results and profitability would be negatively affected.

We must comply with the requirements of federal, provincial, and state laws and regulation related to worker health and safety.  These requirements can be onerous and include, in Canada, a requirement that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent bodily harm to any person arising from that work or task.  Failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties.

The operational and financial effects of the various laws and regulations concerning our business could require us to make significant expenditures or otherwise adversely affect the way we operate our business, which may have an adverse effect on our business, financial condition and results of operations.

Environmental regulation and litigation

We may be subject to legal action relating to compliance with environmental laws or regulations, and to civil claims from parties alleging some harm as a consequence of contamination, odours, and other releases to the environment or other environmental matters (including the acts or omissions of its predecessors) for which we may be responsible.

Solid waste management companies are often subject to close scrutiny by federal, provincial, state, and local regulators, as well as private citizens and environmental advocacy groups, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws.

In general, environmental, health and safety laws authorize federal, provincial, state or local environmental regulatory agencies and attorneys general (and in some cases, private citizens) to bring administrative or judicial actions for violations of environmental laws or to revoke or deny the renewal of a permit.  Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation, and injunctive relief.  Under certain circumstances, citizens are also authorized to file lawsuits to compel compliance with environmental laws,

Progressive Waste Solutions Ltd. – December 31, 2015 - 73

regulations or permits under which we operate.  Surrounding landowners or community groups may also assert claims alleging environmental damage, personal injury or property damage in connection with our operations.

From time to time, we have received, and may in the ordinary course of business in the future receive, citations or notices from governmental authorities requiring that we take certain actions and/or alleging, amongst other things, that our operations are not in compliance with our permits or certain applicable environmental or land use laws or regulations.  We will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices.  However, we may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings.  Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for our services, and negatively impact our results from operations.  A significant judgment against us, the loss of a significant permit or license or the imposition of a significant fine or penalty could also have an adverse effect our financial condition and results of operations.

Environmental contamination

We could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated our properties, including soil or water under our properties, or if such substances from our properties contaminate or have contaminated the properties of others.  We could be liable for this type of contamination even if the contamination did not result from our activities or occurred before we owned or operated the properties.  We could also be liable for such contamination at properties to which we transported such substances or arranged to have hazardous substances transported, treated or disposed.  Certain environmental laws impose joint and several and strict liability in connection with environmental contamination, which means that the we could have to pay all recoverable damages, even if we did not cause or permit the event, circumstance or condition giving rise to the damages.  Moreover, many substances are defined as “hazardous” under various environmental laws and their presence, even in minute amounts, can result in substantial liability.  While we may seek contribution for these expenses from others, we may not be able to identify who the other responsible parties are and we may not be able to compel them to contribute to these expenses or they may be insolvent or unable to afford to contribute. If we incur liability and if we cannot identify other parties whom we can compel to contribute to our expenses and who are financially able to do so, our financial condition and results of operations may be impacted.

In addition, we have previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, hazardous substances, including petroleum products, at their facilities.  These businesses may have released substances into the soil, air or groundwater.  They also may have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into the soil, air or groundwater.  Depending on the nature of our acquisition of these businesses and other factors, we could be liable for the cost of cleaning up any contamination, and other damages, for which the acquired businesses are liable.  Any indemnities or warranties we obtained or obtains in connection with the purchases of these businesses may not suffice to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gave or gives the indemnity or warranty or other reasons.  If the cost of compliance or any remediation substantially exceeds our applicable reserves and insurance coverage, it could have an adverse effect on our business, financial condition and results of operations.

Climate Change Risk

Environmental advocacy groups and regulatory agencies in Canada and in the U.S. have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change.  As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, Green House Gas (“GHG”) emissions.  The adoption of such laws and regulations and the imposition of fees, taxes or other costs, could adversely affect our collection and disposal operations.  Changing environmental regulations could require us to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make our operations less profitable, which could adversely affect our results of operations.

We believe we are exposed to regulatory risks related to climate change because we operate in one of the most heavily regulated industries in North America.  The addition of increased regulations for the management of GHG, particularly methane as a component of landfill gas, has been anticipated in the U.S. and in Canada.  We believe we are well positioned to manage these changes without severe impact to our operations.  The management of landfill gas generated at our landfills has been an integral part of our operations for many years and the associated costs required to manage this gas is contemplated in the development of our landfill asset amortization rates and asset retirement obligations.

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We expect and encourage further strengthening of regulations related to our industry and we are committed to ensuring our operations meet and, where possible, exceed those requirements.  While meeting an ever-increasing regulatory regime can be costly, we proactively undertake initiatives to manage our GHG obligations to minimize those costs in an environmentally conscious manner.

We have taken action to manage regulatory risks and as one of North America's largest environmental services companies we have extensive experience and resources needed to operate in a highly regulated industry with strict legislation.  In addition to meeting and exceeding regulatory expectations for many years, we work constantly to identify best management practices that promote environmental sustainability.

We regularly review regulatory risks by qualified internal and external personnel at the local, regional and national levels.  This means that in all of our communities learning about new and improved methods of managing our services occurs by engaging with regulators and with industry experts to ensure we are always at the forefront of environmental excellence.

We are also exposed to physical risks.  Our operations provide service to various Canadian and U.S. markets and we operate landfills, transfer stations, MRFs, three landfill gas to energy facilities and one landfill gas to natural gas facility.  In addition, several of our landfills include facilities for the collection and thermal destruction of methane and it is management’s future intention to implement landfill gas recovery systems for other landfills it operates.  Some of these markets are located in geographic areas with altitudes close to sea level, but the majority are located either remote from or at sufficient altitudes as to not be affected by sea level change.

We are prepared for and have historically taken steps to minimize the potential impact of extreme events, such as weather, to our operations.  We are also dependent on suppliers of various resources such as waste collection vehicles, fuel and other consumables.  Any extreme disruption in the supply of such resources could impede our ability to operate efficiently.

We continually review our physical risks as part of regular management operating reviews and, as issues are raised, we adapt our operating processes to minimize potential impacts from these risks.

We are also aware of consumer attitudes and demands, and changes thereto, as the public becomes ever increasingly aware of, and educated about, environmental issues.  We believe that consumers prefer to work with companies that are environmentally astute, provide environmentally sound services and encourage environmental well-being.  We encourage these attitudes and beliefs and, as an industry leader, we are well-positioned to assist our customers in realizing and adjusting to changes in regulation or service that may result from climate change initiatives.  We are committed to identifying and offering services that can mutually benefit our customers while also addressing their climate change issues.  We regularly review our operations and policies to incorporate innovation and strategic management plans to reduce greenhouse gas emissions while remaining committed to provide competitive customer service and having continued respect for regulations and environmental stewardship.

Financial Information Controls and Procedures

The Chief Executive Officer and the Executive Vice President and Interim Chief Financial Officer of the Company, together with various levels of management, have evaluated the design and operating effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting at December 31, 2015.  Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.  The Chief Executive Officer and the Executive Vice President and Interim Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2015 to ensure significant information relating to the Company is disclosed in accordance with various regulatory requirements.  In addition, the Chief Executive Officer and Executive Vice President and Interim Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

In the third quarter of 2015, the Company implemented a new Enterprise Resource Planning (“ERP”) system.  With the implementation and related changes to certain processes, we implemented changes to our internal control over financial reporting.  Management has designed and implemented internal controls for the new ERP system and the design of these internal controls has been assessed and determined to be appropriate as of December 31, 2015.  Other than as described previously, there have been no other changes during the year ended December 31, 2015, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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Definitions and Notes

(A)  All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, interest on long-term debt and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses.  Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense.  Non-recurring expenses include certain equity based compensation amounts, payments made to certain senior management on their departure and other non-recurring expenses from time-to-time, including branding costs.  These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses – restructuring expenses includes costs to integrate certain operating locations with our own, exiting certain property and building and office leases, employee severance, including legal costs related thereto, and employee relocation.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Amortization – as a non-cash item, amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on sale of capital and landfill assets – as a non-cash item, the net gain or loss on sale of capital and landfill assets has no impact on the determination of free cash flow(B).  In addition, the sale of capital and landfill assets does not reflect a primary operating activity and therefore represents a different class of income or expense than those included in adjusted EBITDA.

Interest on long-term debt – interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time to time.  Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Loss on extinguishment of debt – as a non-cash item, loss on debt extinguishment is not indicative of our operating profitability and reflects a resulting charge from a change in our debt financing.  Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Re-measurement gain on previously held equity investment – as a non-cash item, the re-measurement gain on previously held equity investment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

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All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization attributable to capital and landfill assets.  All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for goodwill impairment, net gain or loss on the sale of capital and landfill assets, and all amortization expense, including amortization expense recognized on the impairment of intangible assets.  All references to “Adjusted net income” are to adjusted operating income after adjusting for, as applicable, net gain or loss on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt and net income tax expense or recovery.

Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or cash flows.  Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  Each of these measures is important for investors and is used by management to manage its business.  Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors.  Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital.  In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees.  Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets.  Intangible assets are measured at fair value when we complete an acquisition and are amortized over their estimated useful lives.  We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state.  We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses.  Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective.  Finally, Adjusted net income is a measure of our overall earnings and profits and is further used to calculate our adjusted net income per share.  Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses.  Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors.

Adjusted EBITDA should not be construed as a measure of income or of cash flows.  The reconciling items between adjusted EBITDA and net income or loss are detailed in the statement of operations and comprehensive income or loss beginning with operating income or loss before restructuring expenses, goodwill impairment, amortization and net gain or loss on sale of capital and landfill assets and ending with net income or loss and includes certain adjustments for expenses recorded to SG&A, which management views as not being indicative of continuing operations or non-recurring.  A reconciliation between operating income or loss and adjusted EBITDA is provided below.  Adjusted operating income, Adjusted EBITA and adjusted net income are also presented below.

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	Year ended
	December 31
	2015	2014

Net income	$123,876	$126,516
Add back the following:
Net loss from equity accounted investee	-	82
Income tax expense	32,921	33,676
Re-measurement gain on previously held equity investment	-	(5,156)
Loss on extinguishment of debt	2,723	-
Net loss on financial instruments	6,992	24,214
Net foreign exchange gain	(1,012)	(150)
Interest on long-term debt	57,216	61,917
Net gain on sale of capital and landfill assets	(11,279)	(17,905)
Amortization	258,403	285,605
Transaction and related costs (recoveries) - SG&A	1,100	(591)
Fair value movements in stock options - SG&A(*)	97	9,695
Restricted share expense - SG&A(*)	1,373	1,401
Non-operating or non-recurring expenses - SG&A	3,839	4,067
Restructuring expenses	3,682	-
Adjusted EBITDA	479,931	523,371
Less the following:
Amortization of capital and landfill assets	215,288	229,184
Adjusted EBITA	264,643	294,187
Less the following:
Net gain on sale of capital and landfill assets	(11,279)	(17,905)
Amortization of intangibles	43,115	56,421
Impairment of capital and intangible assets - Amortization	-	(7,529)
Adjusted operating income or adjusted operating EBIT	$232,807	$263,200

Net income	$123,876	$126,516
Transaction and related costs (recoveries) - SG&A	1,100	(591)
Fair value movements in stock options - SG&A(*)	97	9,695
Restricted share expense - SG&A(*)	1,373	1,401
Non-operating or non-recurring expenses - SG&A	3,839	4,067
Restructuring expenses	3,682	-
Impairment of capital and intangible assets - Amortization	-	7,529
Net loss on financial instruments	6,992	24,214
Loss on extinguishment of debt	2,723	-
Re-measurement gain on previously held equity investment	-	(5,156)
Net income tax recovery	(5,798)	(14,599)
Adjusted net income	$137,884	$153,076

Note:
(*)Amounts exclude LTIP compensation.

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 (B)   We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this document have the meaning set out in this note.

(C) Rent, property taxes, insurance, utility, building maintenance and repair costs and other facility costs, collectively “facility costs”, incurred at our operating locations have been reclassified from SG&A expense to operating expenses.  Facility costs incurred by our corporate, region and area offices remain in SG&A expense.  The reclassification better reflects these costs as costs of operations and aligns the classification of these costs on a basis consistent with our peers.  Prior period amounts have been reclassified to conform to the current period presentation and the reclassification had no impact on operating income and our results.

(D) Effective with the release of our first quarter 2015 results, we announced the reorganization of our regional management structure.  Our previously reported U.S. northeast segment was joined by a portion of our previously reported U.S. south segment, and combined became our East segment.  The remainder of our previously reported U.S. south segment was renamed our West segment.  Our previously reported Canadian segment was renamed the North segment.  These segment changes were made to align with our reorganized management structure.  The objective of the reorganization was to satisfy our profitability and shareholder return goals outlined in our five year plan, which includes the optimization of our area management teams and the streamlining of certain corporate office functions.  In connection with this reorganization, all previously reported segment amounts and discussions have been adjusted to conform to the current period segment information, comprising the North, East and West.

(E) We manage our capital and landfill spending based on the goods and services we receive in a particular period or year and our outlook is presented on a similar basis.  Accordingly, to align our reporting of free cash flow(B) with our management of capital and landfill spending, we have adjusted our reported amounts of free cash flow(B) to include the working capital adjustment for both expenditures, thereby reflecting our receipt of capital and landfill assets in a reporting period.  The prior period presentation of free cash flow(B) reflects this change and conforms with the current period presentation.

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